  As filed with the Securities and Exchange Commission on September 21, 1999

                          Registration No. 333-78581

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         Pre-Effective Amendment No. 1
                                   FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
              OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
                                ON FORM N-8B-2

                       THE SAGE VARIABLE LIFE ACCOUNT A
                          (Exact Name of Registrant)

                     SAGE LIFE ASSURANCE OF AMERICA, INC.
                              (Name of Depositor)

                              300 Atlantic Street
                              Stamford, CT  06901
             (Address of Depositor's Principal Executive Offices)

                 Depositor's Telephone Number:  (203) 602-6500

                               James F. Bronsdon
                     Sage Life Assurance of America, Inc.
                              300 Atlantic Street
                              Stamford, CT  06901

              (Name and Address of Agent for Service of Process)

                                   Copy to:
                                Stephen E. Roth
                        Sutherland Asbill & Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2415

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

As soon as practicable after the effective date of the Registration Statement.

Title of Securities: Interests in a separate account under modified single payment combination fixed and variable life insurance contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                      PROSPECTUS DATED ___________, 1999
   LIFEASSET I, MODIFIED SINGLE PAYMENT COMBINATION FIXED AND VARIABLE LIFE
                              INSURANCE CONTRACTS
                                   Issued By
                     The Sage Variable Life Account A and
                     Sage Life Assurance of America, Inc.



Executive Office:                               Customer Service Center:
300 Atlantic Street                             1290 Silas Deane Highway
Stamford, CT  06901                             Wethersfield, CT 06109
                                                Telephone: (877) 835-7243
                                                (Toll Free)


     This Prospectus describes individual and group modified single payment combination fixed and variable life insurance contracts offered by Sage Life Assurance of America, Inc. ("we", "us", "our", or the "Company"). We designed the Contracts for your estate planning or other insurance needs, or to supplement your long-term retirement savings. The Contracts provide a means for investing your Account Value on a tax-deferred basis in our Variable Account and our Fixed Account. You can purchase a Contract by making a minimum initial purchase payment. After purchase, you determine the amount and timing of additional purchase payments, subject to certain restrictions.

     You may allocate purchase payments and transfer Account Value to our Variable Account and/or our Fixed Account within certain limits. The Variable Account has 33 Sub-Accounts. Through our Fixed Account, you can choose to invest your money in one or more of 5 different guarantee periods.

     Each Variable Sub-Account invests in a corresponding Fund of AIM Variable Insurance Funds, Inc., The Alger American Fund, Liberty Variable Investment Trust, SteinRoe Variable Investment Trust, MFS(R) Variable Insurance Trust, Morgan Stanley Dean Witter Universal Funds, Inc., Oppenheimer Variable Account Funds, Sage Life Investment Trust, or T. Rowe Price Equity Series, Inc. (collectively, the "Trusts").

     Your Account Value will vary daily with the investment performance of the Variable Sub-Accounts and any interest we credit under our Fixed Account. We do not guarantee any minimum Account Value for amounts you allocate to the Variable Account. We do guarantee principal and a minimum fixed rate of interest for specified periods of time on amounts you allocate to the Fixed Account. However, amounts you withdraw, surrender, transfer, or borrow from the Fixed Account before the end of an applicable Guarantee Period ordinarily will be subject to a Market Value Adjustment, which may increase or decrease these amounts.

     The Contracts provide a death benefit, as well as additional benefits, including five alternative Settlement Options for receiving death or surrender proceeds as income payments under the Contract, and optional programs including dollar-cost averaging, asset allocation, automatic portfolio rebalancing, and systematic partial withdrawals.

     If you currently own a life insurance policy on the life of the Insured, you should consider carefully whether the Contract should be used to replace or supplement your existing policy.

     In almost all cases, the Contracts will be modified endowment contracts for Federal income tax purposes. This means that a loan or other distribution from the Contract during the life of the Insured will in almost all cases be taxed as ordinary income to the extent of any earnings in the Contract, and may be subject to an additional 10% Federal penalty tax, if taken before the Owner attains age 59 1/2. Special tax and legal considerations apply if this Contract is used in connection with a qualified plan or certain other employment plans.

     This Prospectus includes basic information about the Contracts that you should know before investing. Please read this Prospectus carefully and keep it for future reference. This Prospectus must be accompanied by the current prospectus for each of the Trusts.

     The Securities and Exchange Commission has not approved these Contracts or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

     Variable life contracts are not deposits or obligations of, or endorsed or guaranteed by, any bank, nor are they federally insured or otherwise protected by the FDIC, the Federal Reserve Board, or any other agency; they are subject to investment risks, including possible loss of principal.

                               TABLE OF CONTENTS


Index of Terms.........................................................

Summary Of The Contracts...............................................

PART I - Description Of The Contracts

1.   What Are The Contracts?...........................................

2.   How Do I Purchase A Contract?.....................................
     .  Initial Purchase Payment
     .  Issuance of a Contract
     .  Free Look Right to Cancel Contract
     .  Making Additional Purchase Payments
     .  Grace Period
     .  Reinstatement
     .  Specialized Uses of the Contract
     .  Illustrations

3.   What Are My Investment Options?...................................
     .  Purchase Payment Allocations
     .  Variable Sub-Account Investment Options
     .  Fixed Account Investment Options
     .  Market Value Adjustment
     .  Transfers
     .  Telephone Transactions
     .  Power of Attorney
     .  Dollar Cost Averaging Program
     .  Asset Allocation Program
     .  Automatic Portfolio Rebalancing Program
     .  Account Value
     .  Variable Account Value
     .  Accumulation Unit Value
     .  Net Investment Factor
     .  Fixed Account Value
     .  Loan Account Value
     .  Surrender Value

4.   What Are The Expenses Under A Contract?...........................
     .  Monthly Deduction Amount
     .  Asset-Based Charges
     .  Cost of Insurance Charge
     .  Annual Administration Charge
     .  Surrender Charge

     .  Transfer Charge
     .  Fund Annual Expenses

5.   How Will My Contract Be Taxed?....................................
     .  Introduction
     .  Tax Status of the Contract
     .  Tax Treatment of Contract Benefits
     .  Possible Legislative Changes
     .  Possible Charge for Sage Life's Taxes

6.   How Do I Access My Money?.........................................
     .  Withdrawals
     .  Systematic Partial Withdrawal Program
     .  Surrenders
     .  Loans
     .  Requesting Payments

7.   How Is Contract Performance Presented?............................

8.   What Is The Death Benefit Under My Contract?......................
     .  Death Benefit
     .  Insurance Amount
     .  Minimum Death Benefit
     .  Proof of Death
     .  Insurance Amount Increases

9.   What Supplemental Benefits Are Available Under My Contract?.......
     .  Accelerated Death Benefit Rider
     .  Accidental Death Benefit Rider
     .  Waiver of Surrender Charge Rider

10.  What Are My Settlement Options?...................................
     .  Variable Income Payments
     .  Income Unit Value
     .  Exchange of Income Units

11.  What Other Information Should I Know?.............................
     .  Sage Life Assurance of America, Inc.
     .  Separate Account
     .  Modification
     .  Distribution of the Contract
     .  Experts
     .  Legal Proceedings
     .  Reports to Contract Owners
     .  Assignment
     .  The Owner

     .  The Beneficiary
     .  Change of Owner or Beneficiary
     .  Misstatement and Proof of Age, Sex or Survival
     .  Incontestability
     .  Suicide
     .  Authority to Make Agreements
     .  Participation
     .  Safekeeping of Account Assets
     .  Legal Matters
     .  Preparing for the Year 2000
     .  Financial Statements

12.  How Can I Make Inquiries?..................................................

Hypothetical Illustrations Of Contract Values

PART II - Additional Information

Additional Information About Sage Life Assurance of America, Inc.

     History and Business.......................................................

     Selected Financial Data....................................................

     Management's Discussion and Analysis of Financial Condition and Results of Operations

     Directors and Executive Officers...........................................

     Independent Auditors Report................................................

Appendix A - Market Value Adjustment............................................

Appendix B - Dollar-Cost Averaging Program......................................



This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made.

                                INDEX OF TERMS


We have tried to make this Prospectus as readable and understandable as possible. To help you to understand how the Contract works, we have used certain terms that have special meanings. We define these terms below.

Account Value - The Account Value is the entire amount we hold under your Contract. It equals the sum of the values in the Variable Account, the Fixed Account, and the Loan Account.

Accumulation Unit - An Accumulation Unit is the unit of measure we use to keep track of the Account Value in each Variable Sub-Account.

Attained Age - The Attained Age is the Issue Age plus the number of full years since the Contract Date.

Asset-Based Charges - The Asset-Based Charges are assessed monthly against your Account Value and are charges for mortality and expense risks, certain administrative expenses, certain distribution costs, and certain state and federal tax expenses. After the proceeds from the Contract are applied to a Settlement Option, we call these charges Variable Sub-Account Charges and deduct them daily from the assets of the Variable Account only.

Beneficiary - The Beneficiary is the person or persons to whom we pay the Death Proceeds when the Insured dies.

Business Day - A Business Day is any day the New York Stock Exchange ("NYSE") is open for trading and we are open for business, exclusive of (i) Federal holidays, (ii) any day on which an emergency exists making the disposal or fair valuation of assets in the Variable Account not reasonably practicable, and
(iii) any day on which the Securities and Exchange Commission ("SEC") permits a delay in the disposal or valuation of assets in the Variable Account.

Contracts - The Contracts are modified single payment combination fixed and variable life insurance contracts. In some jurisdictions, we issue the Contracts directly to individuals. In most jurisdictions, however, the Contracts are only available as a group contract. We issue a group Contract to or on behalf of a group. Individuals who are part of a group to which we issue a Contract receive a certificate that recites substantially all of the provisions of the group Contract. Throughout this Prospectus and unless otherwise stated, the term "Contract" refers to individual Contracts, group Contracts, and certificates for group Contracts.

Contract Anniversary - A Contract Anniversary is each anniversary of the Contract Date.

Contract Date - The Contract Date is the day we invest your initial purchase payment in the Sub-Accounts. It is the date from which we measure Contract Anniversaries and Contract Years. The Contract Date may or may not be the same as the Issue Date.

Contract Year - A Contract Year is each and every consecutive twelve-month period beginning on the Contract Date and the anniversaries thereof.

Death Proceeds - The Death Proceeds is the amount of money that we will pay your Beneficiary if the Insured dies while your Contract is in force.

Debt - Debt is the sum of all outstanding loans plus accrued interest under a Contract.

Excess Withdrawal - An Excess Withdrawal is a withdrawal of Account Value that exceeds the Free Withdrawal Amount.

Expiration Date - The Expiration Date is the last day in a Guarantee Period. In the Contract, we refer to this as the "Expiry Date."

Fixed Account - The Fixed Account is The Sage Fixed Interest Account A. The Fixed Account is a separate investment account of ours into which you may invest purchase payments or transfer Account Value. In certain states, we refer to the Fixed Account as the Interest Account or the Interest Separate Account. We divide the Fixed Account into Fixed Sub-Accounts, and establish a Fixed Sub-Account each time you allocate an amount to the Fixed Account.

Free Withdrawal Amount - A Free Withdrawal Amount is the maximum amount that you can withdraw within a Contract Year without being subject to a surrender charge.

Fund - A Fund is an investment portfolio in which a Variable Sub-Account invests.

General Account - The General Account consists of all our assets other than those held in any separate investment accounts.

Insured - The Insured is the person you named in your application for the Contract whose life your Contract covers.

Issue Age - The Issue Age is the Insured's age on the last birthday on or before the Contract Date.

Issue Date - The Issue Date is the date we issue an individual Contract or a certificate for a group Contract at our Customer Service Center.

Loan Account - The Loan Account is an account in our General Account, established for any amounts transferred from the Sub-Accounts as a result of a loan. The Loan Account credits a fixed rate of interest, the loan credited rate, that is not based on the investment experience of the Variable Account or the Guaranteed Interest Rates applicable to the Fixed Sub-Accounts of the Fixed Account.

Market Value Adjustment - A Market Value Adjustment is a positive or negative adjustment that may apply to a surrender, withdrawal, transfer, or loan from a Fixed Sub-Account before the end of its Guarantee Period.

Monthly Processing Date - The Monthly Processing Date is the day of each month that we deduct the Monthly Deduction Amount from the Account Value of your Contract. See "What Are the Expenses Under A Contract?" Monthly Processing Dates are the Contract Date and the same day of each month thereafter. If there is no such date in a particular month, the Monthly Processing Date will be the last day of that month. If a Monthly Processing Date is not a Valuation Date, the Monthly Processing Date will be the next Valuation Date. This means that if your Monthly Processing Date is the 31st, and the current month is April, your Monthly Processing Date for April will be April 30th. If April 30th is a Sunday (which is not a Valuation Date), your Monthly Processing Date for that April will be May 1 (assuming May 1 is a Valuation Date).

Net Asset Value - Net Asset Value is the price of one share of a Fund.

Owner - The person or persons who owns (or own) a Contract. Provisions relating to action by the Owner mean, in the case of joint Owners, both Owners acting jointly. In the context of a Contract issued on a group basis, Owners refer to holders of certificates under the group Contract.

Satisfactory Notice - Satisfactory Notice is a notice or request you make or authorize, in a form satisfactory to us, received at our Customer Service Center.

Surrender Value - The Surrender Value is the amount we pay you upon surrender of your Contract. It reflects the deduction of any applicable surrender charge, any Market Value Adjustment, and any Debt.

Valuation Date - Valuation Date is the date at the end of a Valuation Period when we value each Variable Sub-Account.

Valuation Period - A Valuation Period is the period between one calculation of an Accumulation Unit value and the next calculation.

Variable Account - The Variable Account is The Sage Variable Life Account A. It is a separate investment account of ours into which you may invest purchase payments or transfer Account Value. We divide the Variable Account into Variable Sub-Accounts, each of which invests in shares of a particular Fund.

"We", "us", "our", "Sage Life" or the "Company" is Sage Life Assurance of America, Inc.

"You" or "Your" is the owner of a Contract.

This Prospectus has three sections:
    .  Summary of the Contracts;
    . Part I - which gives more detailed information on the Summary topics; and . Part II - which provides additional information.

Please read the entire Prospectus carefully.


                           SUMMARY OF THE CONTRACTS


1.   What Are The Contracts?

     The Contracts are modified single payment combination fixed and variable life insurance contracts offered by Sage Life Assurance of America, Inc. Your Contract is a contract between you, the Owner, and us, Sage Life. Your Contract may differ from the description below because of the requirements of the state where we issued your Contract.

     We designed the Contract to meet your estate planning or other insurance needs, or to supplement your long-term retirement needs. Because life insurance is not a short-term investment, you should evaluate your need for life insurance coverage and the suitability of the Contract to meet your long-term financial objectives before you purchase a Contract.

     Under the Contract, you can accumulate Account Value on a tax-deferred basis in our Variable Account and in our Fixed Account.

     Investment Flexibility. You can invest among 33 subdivisions of our Variable Account, known as "Variable Sub-Accounts," each corresponding to a different Fund. These Funds, listed in Section 3, are professionally managed and use a broad range of investment strategies (growth and income, aggressive growth, etc.), styles (growth, value, etc.) and asset classes (stocks, bonds, international, etc.). You can select a mix of Funds to meet your financial and retirement needs and objectives, tolerance for risk, and view of the market. Amounts you invest in these Funds will fluctuate daily based on underlying investment performance. So, the value of your investment may increase or decrease.

     Through our Fixed Account, you can invest to receive guaranteed rates of interest for periods of 1, 2, 3, 4, and 5 years ("Guarantee Periods"). We also guarantee your principal while it remains in our Fixed Account. However, if you decide to surrender your Contract, or transfer or access amounts in the Fixed Account before the end of a Guarantee Period you have chosen, we ordinarily will apply a Market Value Adjustment. This adjustment reflects changes in prevailing interest rates since your allocation to the Fixed Account. The Market Value Adjustment may result in an increase or decrease in the amounts surrendered, transferred, or accessed.

     As your needs or financial goals change, your investment mix can change with them. You may transfer funds among any of the investment choices in our Fixed or Variable Accounts while continuing to defer current income taxes.

     Safety of Separate Accounts. Significantly, both our Fixed and Variable Accounts are separate investment accounts of Sage Life. This provides you with an important feature: we cannot charge the assets supporting your allocations to these Accounts with liabilities arising out of any other business we may conduct.

     Income Tax-Free Life Insurance Protection For Your Beneficiaries. The Contract provides a life insurance benefit that can pass free of federal and state income taxes to your beneficiaries. You can create and preserve a legacy for loved ones, a favorite charity, or even your Alma Mater.

     Access to Amounts Invested. The Contract provides access to your investment should you need it. ("Access" means a surrender of the Contract, a withdrawal of Account Value, and a borrowing of Account Value.) During the Insured's lifetime your investment grows tax-free until withdrawn or borrowed. You decide how much to take and when to take it.

     Ordinarily, once you access earnings, they are taxed as income. If you access earnings before you are 59 1/2 years old, you may have to pay an additional 10% federal tax penalty. However, if you acquire a Contract by making a tax-free exchange from an existing contract that provides tax-free access through loans, the Contract also may provide tax-free access through loans.

     Amounts you access may be subject to a surrender charge, and a Market Value Adjustment (positive or negative) may apply if you access the amount from the Fixed Account before the end of the applicable Guarantee Period.

2.  How Do I Purchase A Contract?

     In most cases, you may purchase a Contract with $10,000 or more through an authorized registered representative. You must complete an application, and the proposed Insured must meet our underwriting requirements. We have designed a simplified underwriting program that could make qualifying easier and let us issue a Contract faster than would otherwise be possible. Your eligibility for this program will depend on the amount you want to invest and the proposed Insured's age, sex, and health.

     After the first Contract Anniversary, you may make additional payments of at least $250, subject to certain conditions. We reserve the right to require satisfactory evidence of insurability before we accept any additional payment that increases the life insurance benefit by more than it increases your Account Value.

     Also, if the Surrender Value of your Contract is not sufficient to pay the charges as they come due, you will have a grace period of 61 days to make a sufficient additional payment to keep your Contract in force. We will send you a notice at the start of the Grace Period.

     We have included hypothetical illustrations in this Prospectus to show you how the Contract works. We have based these illustrations on hypothetical rates of return and we do not guarantee these rates. The rates are illustrative only, and do not represent past or future investment performance. Your actual Contract values and benefits will be different from those in the illustrations.

3.   What Are My Investment Options?

     There are 38 investment options under the Contracts available through our Variable and Fixed Accounts. These choices are professionally managed and allow for a broad range of investment strategies, styles, and asset classes. Additional options may be available in the future.

     Through our Variable Account you can choose to have your money invested in one or more of the Variable Sub-Accounts investing in the following 33 Funds:

          AIM Variable Insurance Funds, Inc.
                .    AIM V.I. Government Securities Fund
                .    AIM V.I. Growth and Income Fund
                .    AIM V.I. International Equity Fund
                .    AIM V.I. Value Fund

          The Alger American Fund
                .    Alger American MidCap Growth Portfolio
                .    Alger American Income and Growth Portfolio
                .    Alger American Small Capitalization Portfolio

          Liberty Variable Investment Trust
                .    Colonial High Yield Securities Fund, Variable Series
                .    Colonial Small Cap Value Fund, Variable Series
                .    Colonial Strategic Income Fund, Variable Series
                .    Colonial U.S. Growth & Income Fund, Variable Series
                     (formerly known as Colonial U.S. Stock Fund, Variable
                     Series)
                .    Liberty All-Star Equity Fund, Variable Series
                .    Newport Tiger Fund, Variable Series
                .    Stein Roe Global Utilities Fund, Variable Series

          SteinRoe Variable Investment Trust
                .    Stein Roe Growth Stock Fund, Variable Series
                .    Stein Roe Balanced Fund, Variable Series

          MFS(R) Variable Insurance Trust/SM/
                .    MFS Growth With Income Series
                .    MFS High Income Series
                .    MFS Research Series
                .    MFS Total Return Series
                .    MFS Capital Opportunities Series (formerly known as MFS
                     Value Series)

          Morgan Stanley Dean Witter Universal Funds, Inc.
                .    Global Equity Portfolio
                .    Mid Cap Value Portfolio
                .    Value Portfolio

          Oppenheimer Variable Account Funds
                .    Oppenheimer Bond Fund/VA
                .    Oppenheimer Capital Appreciation Fund/VA (formerly known as
                     Oppenheimer Growth Fund)
                .    Oppenheimer Small Cap Growth Fund/VA

          Sage Life Investment Trust
                .    EAFE(R) Equity Index Fund
                .    S&P 500 Equity Index Fund
                .    Money Market Fund

          T. Rowe Price Equity Series, Inc.
                .    T. Rowe Price Equity Income Portfolio
                .    T. Rowe Price Mid-Cap Growth Portfolio
                .    T. Rowe Price Personal Strategy Balanced Portfolio

     The prospectuses for the Trusts describe the Funds in detail. These Funds do not provide any performance guarantees, and their values will increase or decrease depending upon investment performance.

     Through our Fixed Account, you can choose to invest your money in one or more of 5 different Guarantee Periods. We guarantee your principal and interest rate when your investment is left in the Guarantee Period until it ends. You currently can choose periods of 1, 2, 3, 4, and 5 years. However, if you transfer or access amounts before the end of a period you have chosen, we ordinarily will apply a Market Value Adjustment. This Adjustment may be positive or negative depending upon current interest rates.

4.     What Are The Expenses Under A Contract?

     The Contract has insurance and investment features. Each has related costs. Below is a brief summary of the Contract's charges:

     Annual Administration Charge - During the first seven Contract Years only, we will deduct an annual $40 administration charge. However, there is no charge if, at the time of deduction, your Account Value is at least $50,000.

     Asset-Based Charges - Each month, we deduct Asset-Based Charges for mortality and expense risks, certain administrative and distribution costs, and certain state and Federal tax expenses from your Account Value. The maximum charges equal, on an annual basis, 1.80% of your Account Value, decreasing to 1.30% after the tenth Contract Year.

     Cost of Insurance Charges - Each month, we deduct from the amounts you allocate to the Variable and Fixed Accounts a charge for providing the life insurance protection. This charge will never reflect rates greater than those shown in your Contract.

     Surrender Charge - During the first seven Contract Years only, we ordinarily will deduct a surrender charge when you surrender your Contract or withdraw amounts in excess of the Free Withdrawal Amount (see Part I). The maximum applicable percentage is 9% in the first Contract Year. It declines to 0% after the seventh Contract Year. We calculate the surrender charge as a percentage(s) of the purchase payment(s) you surrender or withdraw.

     Fund Fees and Expenses - There are also Fund fees and expenses that are based on the average daily value of the Funds. Currently, Fund fees and expenses together range on an annual basis from 0.55% to 1.30%, depending upon the Fund. A table of the Fund fees and expenses appears below.

     Sage Life's business philosophy is to reward our long-term customers.  So,

           .    After the seventh Contract Year we eliminate Surrender Charges.

           . After the seventh Contract Year we eliminate the Annual Administration Charge.

           .    And after the tenth Contract Year, we reduce the Asset-Based
                Charges.

This means more of your investment is working for you over the long-term.

Fund Annual Expenses (as a percentage of average daily net assets of a Fund)

                                                                   Total Expenses
                                                                     (after fee
                           Management Fees      Other Expenses       waivers and
                          (after fee waiver, (after reimbursement, reimbursements,
          Fund              as applicable)      as applicable)     as applicable)
          ----            ------------------ --------------------- ---------------
AIM VARIABLE INSURANCE
 FUNDS, INC.:
 AIM V.I. Government Se-
  curities Fund.........         0.50%               0.26%              0.76%
 AIM V.I. Growth and In-
  come Fund.............         0.61                0.04               0.65
 AIM V.I. International
  Equity Fund...........         0.75                0.16               0.91
 AIM V.I. Value Fund....         0.61                0.05               0.66
THE ALGER AMERICAN FUND:
 Alger American MidCap
  Growth Portfolio......         0.80                0.04               0.84
 Alger American Income
  and Growth Portfolio..         0.625               0.075              0.70
 Alger American Small
  Capitalization Portfo-
  lio...................         0.85                0.04               0.89
LIBERTY VARIABLE INVEST-
 MENT TRUST:
 Colonial High Yield Se-
  curities Fund, Vari-
  able Series...........         0.60                0.20               0.80(/1/)
 Colonial Small Cap
  Value Fund, Variable
  Series................         0.80                0.20               1.00(/1/)
 Colonial Strategic In-
  come Fund, Variable
  Series................         0.65                0.13               0.78
 Colonial U.S. Stock
  Fund, Variable Se-
  ries..................         0.80                0.10               0.90
 Liberty All-Star Equity
  Fund, Variable Se-
  ries..................         0.76                0.24               1.00(/1/)
 Newport Tiger Fund,
  Variable Series.......         0.90                0.40               1.30
 Stein Roe Global Utili-
  ties Fund, Variable
  Series................         0.65                0.17               0.82
STEINROE VARIABLE IN-
 VESTMENT TRUST:
 Stein Roe Growth Stock
  Fund, Variable Se-
  ries..................         0.65                0.05               0.70
 Stein Roe Balanced
  Fund, Variable Se-
  ries..................         0.60                0.05               0.65

Fund)

                                                                   Total Expenses
                                                                     (after fee
                           Management Fees      Other Expenses       waivers and
                          (after fee waiver, (after reimbursement, reimbursements,
          Fund              as applicable)      as applicable)     as applicable)
          ----            ------------------ --------------------- ---------------
MFS(R) VARIABLE INSUR-
 ANCE TRUSTSM:
 MFS Growth with Income
  Series................         0.75                0.13               0.88
 MFS High Income
  Series................         0.75                0.28               1.03
 MFS Research Series....         0.75                0.11               0.86
 MFS Total Return
  Series................         0.75                0.16               0.91
 MFS Capital
  Opportunities Series
  (formerly MFS Value
  Series)...............         0.75                0.27(/2/)          1.02(/2/)
MORGAN STANLEY DEAN
 WITTER UNIVERSAL FUNDS,
 INC.:
 Global Equity Portfo-
  lio...................         0.32(/3/)           0.83               1.15(/3/)
 Mid Cap Value Portfo-
  lio...................         0.23(/3/)           0.82               1.05(/3/)
 Value Portfolio........         0.08(/3/)           0.77               0.85(/3/)
OPPENHEIMER VARIABLE
 FUNDS:
 Oppenheimer Bond
  Fund/VA...............         0.72                0.02               0.74
 Oppenheimer Capital
  Appreciation Fund/VA
  (formerly Oppenheimer
  Growth Fund)..........         0.72                0.03               0.75
 Oppenheimer Small Cap
  Growth Fund/VA........         0.75                0.12               0.87
SAGE LIFE INVESTMENT
 TRUST:
 EAFE(R) Equity Index
  Fund*.................         0.73(/4/)           0.17               0.90(/4/)
 S&P 500 Equity Index
  Fund**................         0.38(/4/)           0.17               0.55(/4/)
 Money Market Fund......         0.48(/4/)           0.17               0.65(/4/)
T. ROWE PRICE EQUITY SE-
 RIES, INC.:
 T. Rowe Price Equity
  Income Portfolio......         0.85%               0.00%              0.85%
 T. Rowe Price Mid-Cap
  Growth Portfolio......         0.85                0.00               0.85
 T. Rowe Price Personal
  Strategy Balanced
  Portfolio.............         0.90                0.00               0.90

--------

1. Without fee waivers and expense reimbursements, the management fees, the other expenses and total expenses for each of the following Liberty Variable Investment Trust Funds' during 1998 would have been: Colonial High Yield Securities Fund, Variable Series 60%, 1.24%, and 1.84%; Colonial Small Cap Value Fund, Variable Series .80%, 3.54%, and 4.34%; and Liberty All-Star Equity Fund, Variable Series .80%, .24%, and 1.04%.

2. Without reimbursements, the management fees, the other expenses, and total expenses for MFS' Capital Opportunities Series would have been 0.75%, 0.45%, and 1.20%.

3. Without fee waivers, the management fees, the other expenses, and total expenses for each of the following Morgan Stanley Dean Witter Universal Funds, Inc. portfolios would have been: Global Equity Portfolio, 0.80%, 0.83%, and 1.63%; Mid Cap Value Portfolio, 0.75%, 0.82%, and 1.57%; Value Portfolio, 0.55%, 0.77%, and 1.32%.

4. These Funds commenced operations in February 1999. The figures shown are based on estimates. Without fee waivers, the management fees, the other expenses, and total expenses for each of the Funds would have been: EAFE(R) Equity Index Fund, 0.90%, 0.17%, and 1.07%; S&P 500 Equity Index Fund, 0.55%, 0.17%, and 0.72%; and Money Market Fund, 0.65%, 0.17%, and
     0.82%.


* The EAFE(R) Index is the exclusive property of Morgan Stanley Capital International ("MSCI"). This fund is not sponsored, endorsed, sold or promoted by MSCI or any affiliate of MSCI.

** S&P 500(R) is a trademark of the McGraw-Hill Companies, Inc. and has been licensed for use by Sage Advisors, Inc. The S&P 500 Equity Index Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard and Poor's makes no representation regarding the advisability of investing in the Fund.


5.   How Will My Contract Be Taxed?

     Under current federal tax law, life insurance contracts receive tax-favored treatment. The death benefit is fully excludable from the Beneficiary's gross income for federal income tax purposes. You are not taxed on any increase in the Account Value while a life insurance contract remains in force. In most cases, your Contract will be a Modified Endowment Contract ("MEC"). If your Contract is a MEC, certain distributions made during the Insured's lifetime, such as loans and withdrawals from, and collateral assignments of, the Contract are includable in gross income on an income-first basis. A 10% Federal tax penalty ordinarily will be imposed on income distributed before you attain age 59 1/2. Contracts that are not Modified Endowment Contracts ("non-MECs") receive preferential tax treatment with respect to certain distributions. See
Part I "How Will My Contract Be Taxed?"

     We do not give tax advice, nor is any registered representative authorized to give tax advice on our behalf. We recommend that you consult your tax adviser about your particular tax situation.

6.   How Do I Access My Money?

     If you need to take money out of your Contract, you can choose among several different options. You can tailor your withdrawals to meet your liquidity needs.

     .    You can withdraw some of your money.

     . You can surrender the Contract and take the entire proceeds as a single lump sum payment or apply the proceeds to one of the Settlement Options we offer.

     . You can withdraw money using our systematic partial withdrawal program.

     .    If your Contract is a non-MEC, you have tax-free access through loans.

     . If your Contract is a MEC, you may take taxable loans that may be subject to a 10% Federal tax penalty.

     Keep in mind that amounts you surrender or withdraw may be subject to a surrender charge if taken during the first seven Contract Years. However, during that period the Contract does provide a Free Withdrawal Amount (not subject to a surrender charge) each year equal to your cumulative earnings, or if greater, 10% of total purchase payments you have invested.

     In addition, if you access amounts from the Fixed Account, we ordinarily will apply a Market Value Adjustment.

     If you are younger than 59 1/2 when you take money out, you may owe a 10% federal tax penalty, as well as the income tax that ordinarily would apply. Please remember that withdrawals will reduce your death benefit.

7.   How Is Contract Performance Presented?

     Articles about the Variable Account's investment performance, rankings, or other characteristics may appear in publications. Publications may use articles and releases developed by us, the Funds and other parties about the Variable Account or the Funds.

     Please remember that performance data represents past performance.  Amounts
                                                      ----
you invest in the Variable Sub-Accounts will fluctuate daily based on underlying Fund investment performance, so the value of your investment may increase or decrease.

8.   What Is The Death Benefit Under My Contract?

     The Contract provides for a payment to your designated Beneficiary if the Insured dies while the Contract is in force. This payment is called the "Death Proceeds" and is equal to the following:

     .    the death benefit described below; plus
     . any additional insurance on the Insured's life that may be provided by riders to the Contract; minus
     .    any Debt from Contract loans; minus
     .    any due and unpaid charges; and minus
     . any amounts previously paid under the Accelerated Death Benefit Rider plus accrued interest.

     Your death benefit at issue equals your initial Insurance Amount. On any Business Day after that it equals the greater of:

     .    the Insurance Amount; and
     .    the Minimum Death Benefit.

     The initial Insurance Amount depends on the amount of your initial purchase payment, and the age and sex of the proposed Insured. We show your initial
Insurance Amount in your Contract.   Your Insurance Amount remains level unless
you make additional purchase payments or withdrawals.

     The Minimum Death Benefit equals the Account Value plus any positive Market Value Adjustment as of that Business Day, multiplied by a percentage that varies with the attained age of the Insured. We show these percentages in your Contract.

     Your Beneficiaries decide how they wish to receive the Death Proceeds. They can elect payment in a single sum, or apply proceeds under one of the Settlement Options we offer.

9.   What Supplemental Benefits Are Available Under My Contract?

     Accelerated Death Benefit Rider: If permitted in your state, this rider is automatically included in your Contract at no additional cost. It allows you to take an advance payment against the Death

Proceeds under your Contract if the Insured is diagnosed as having a terminal illness. You can request up to 50% of the Insurance Amount, to a maximum of $500,000.

     Accidental Death Benefit Rider: If permitted in your state, the Contract also provides an accidental death benefit at no additional cost. If the Insured dies as a direct result of an accident before reaching age 81, we will pay an additional death benefit to the Beneficiary of your choice. This additional benefit equals 100% of the sum of all purchase payments you have invested in your Contract, less any withdrawals you have made (including any associated surrender charge and Market Value Adjustment incurred), up to a maximum of $250,000.

     Waiver of Surrender Charge Rider: If permitted in your state, we will include this rider automatically in your Contract at no additional cost. It permits you to withdraw money from your Contract without a surrender charge if you need it while you are confined to a nursing care facility or hospital. Certain restrictions apply.

10.  What Are My Settlement Options?

     You can apply proceeds under your Contract to purchase a stream of regular income payments under one of the Settlement Options shown below (or under any other option acceptable to us). Our descriptions assume that you apply the Surrender Value and receive the income payments from one of the options below. Of course, you always can designate someone other than yourself to receive the income payments, and we pay income payments from any Death Proceeds to your Beneficiary.

     Option 1 - Payments for Life:  You will receive payments for your life.

     Option 2 - Life Annuity with 10 or 20 Years Certain: You will receive payments for your life. However, if you die before the end of the guaranteed certain period you select (10 or 20 years), your Beneficiary will receive the payments for the remainder of that period.

     Option 3 - Joint and Last Survivor Life Annuity: We will make payments as long as either you or a second person you select (such as your spouse) is alive.

     Option 4 - Payments for a Specified Period Certain: You will receive payments for the number of years you select, which may be from 5-30 years. However, if you die before the end of that period, your Beneficiary will receive the payments for the remainder of the guaranteed certain period.

     You or your Beneficiary, as the case may be, tell us how much to apply to fixed income payments and to variable income payments. With variable income payments, you currently have all of the investment choices you had before income payments began. However, we currently limit transfers among your investment choices. Once income payments begin, you may surrender your Contract only if you choose variable income payments under Option 4.

     We will allocate the amount you apply to provide fixed income payments to the Fixed Account and invest it in the Guarantee Periods you select. We guarantee the amount of each fixed income payment. The amount of each fixed income payment will remain level throughout the period you select.

     We will allocate the amount you apply to provide variable income payments to the Variable Account and invest it in the Funds you select. The amount of each income payment will vary according to the investment performance of those Funds.

11.  What Other Information Should I Know?

     The Contract has several additional features available to you at no additional charge:

     Free Look Right: You have the right to return your Contract to us at our Customer Service Center or to the registered representative who sold it to you, and have us cancel the Contract within a certain number of days (usually 10 days from the date you receive the Contract, but some states require different periods).

     If you exercise this right, we will cancel your Contract as of the Business Day we receive it. We will send you a refund equal to your Account Value plus any Asset-Based Charges and cost of insurance charges we have deducted on or before the date we received the returned Contract. If required by the law of your state, we will refund your initial purchase payment (less any withdrawals previously taken). In the states where we are required to return purchase payment less withdrawals, if you allocated amounts to the Variable Account, we will temporarily allocate those amounts to the Money Market Sub-Account until we deem the Free Look Period to end.

     Dollar-Cost Averaging Program: Under our optional Dollar-Cost Averaging Program, you may transfer a set dollar amount systematically from the Money Market Sub-Account and/or from specially designated Fixed Sub-Accounts to any other Variable Sub-Account, subject to certain limitations. By investing the same amount on a regular basis, you don't have to worry about timing the market. Since you invest the same amount each period, you automatically acquire more units when market values fall and fewer units when they rise. The potential benefit is to lower your average cost per unit. This strategy does not guarantee that any Fund will gain in value. It also will not protect against a decline in value if market prices fall. However, if you can continue to invest regularly throughout changing market conditions, this program can be an effective way to help meet your long-term goals. Due to the effect of interest that continues to be paid on the amount remaining in the Money Market Sub-Account or the specially designated Fixed Sub-Account, the amounts that we transfer will vary slightly from month to month.

     Asset Allocation Program: An optional Asset Allocation Program is available if you do not wish to make your own particular investment decisions. This investment planning tool is designed to find an asset mix that attempts to achieve the highest expected return based upon your tolerance for risk, and consistent with your needs and objectives. Bear in mind that the use of an asset-allocation model does not guarantee investment results.

     Automatic Portfolio Rebalancing Program: Our optional Automatic Portfolio Rebalancing Program can help prevent a well-conceived investment strategy from becoming diluted over time. Investment performance will likely cause the allocation percentages you originally selected to shift. With this program, you can instruct us to automatically rebalance your Contract to your original percentages on a quarterly basis. Money invested in the Fixed Account is not part of this program.

     No Probate: If the Insured dies, we will pay the Death Proceeds to your heirs or designated beneficiary. Generally, the Death Proceeds will be received without going through probate.

12.  How Can I Make Inquiries?

     If you need further information about the Contracts, please write or call us at our Customer Service Center (877) TEL-SAGE (835-7243), or contact an authorized registered representative. The address of our Customer Service Center office is 1290 Silas Deane Highway, Wethersfield, CT 06109.

                                    Part I
                         Description of the Contracts


1.   What Are The Contracts?


     The Contracts are modified single payment combination fixed and variable life insurance Contracts offered by us, Sage Life Assurance of America, Inc. We designed the Contracts for your estate planning or other insurance needs, or to supplement your long-term retirement savings. They provide many benefits including:

      . investing amounts on a tax-deferred basis in our Variable Account and our Fixed Account;

      . access to your investment should you need it (however, a surrender charge and Market Value Adjustment may apply); and

      . life insurance that can pass free of federal and state income taxes to your heirs.

     However, life insurance is not a short-term investment. You should evaluate your need for life insurance coverage and the Contract's long-term investment potential and risks before you purchase a Contract.

     Under the terms of the Contract, we promise to pay the Death Proceeds to your designated Beneficiary upon receipt of proof that the Insured died while your Contract is in force. You purchase the Contract with an initial purchase payment. While your Contract is in force and the Insured is alive, you may make additional payments under the Contract (subject to certain conditions) and will ordinarily not be taxed on increases in the value of your Contract as long as you do not take distributions. See "How Will My Contract Be Taxed?" The Contracts may not be available in all states or in all markets. Your Contract may differ from the description here because of the requirements of the State where we issued your Contract.

     When you make purchase payments, you can allocate those purchase payments to one or more of the 33 subdivisions of the Variable Account, known as "Variable Sub-Accounts." We will invest purchase payments you allocate to a Variable Sub-Account solely in its corresponding Fund. Your Account Value in a Variable Sub-Account will vary according to the investment performance of that Fund. Depending on market conditions, your value in each Variable Sub-Account could increase or decrease. We do not guarantee a minimum value. You bear the risk of investing in the Variable Account. We call the total of the values in the Variable Sub-Accounts the "Variable Account Value."

     You can also allocate purchase payments to our Fixed Account. See "Fixed Account Investment Option." The Fixed Account includes "Fixed Sub-Accounts" to which we credit fixed rates of interest for the Guarantee Periods you select.
We call the total of the values in the Fixed Sub-Accounts, the "Fixed Account Value." We currently offer Guarantee Periods with durations of 1, 2, 3, 4, and 5 years. If any amount allocated or transferred remains in a Guarantee Period until the Expiration Date, its value will equal the amount originally allocated or transferred, multiplied on an annually compounded basis, by its guaranteed interest rate. We will ordinarily apply a Market Value Adjustment to any surrender, withdrawal, transfer, or amount borrowed from a Fixed Sub-Account before its Expiration Date. The Market Value Adjustment may increase or decrease the value of the Fixed Sub-Account (or portion thereof) being surrendered, withdrawn, transferred, or borrowed. See "What Are My Investment Options?"

     You can transfer Account Value from one Variable Sub-Account to another, and from a Fixed Sub-Account to a Variable Sub-Account and from a Variable Sub-Account to a Fixed Sub-Account, subject to certain conditions. See "What Are My Investment Options?"

     We may offer other variable life insurance contracts that also invest in the same Funds offered under the Contracts. These contracts may have different charges and they may offer different benefits.


  2. How Do I Purchase A Contract?


     Initial Purchase Payment. You must make the initial purchase payment to put a Contract in force. The minimum initial purchase payment is $10,000. We will not issue a Contract if the proposed Insured is over age 90.

     Issuance of a Contract. Once we receive your initial purchase payment and your application at our Customer Service Center, we will process your application to see if the proposed Insured meets our underwriting and other criteria. Under our current underwriting rules, which are subject to change, a proposed Insured age 80 and under may be eligible for our simplified underwriting program. This program does not involve a medical examination, and may enable us to issue a Contract much faster than we otherwise could. To qualify, an Insured's application responses must meet our simplified underwriting standards. The maximum initial purchase payment we currently accept on a simplified underwriting basis varies with the issue age and gender of the Insured, but, the difference between the initial Insurance Amount and the initial purchase payment may never exceed $100,000.

     We will apply customary underwriting standards to all other Insureds. Our current underwriting rules are subject to change.

     We reserve the right to reject an application for any lawful reason. If we do not issue a Contract, we will return to you any purchase payment you submitted with the application. If we issue a Contract, your Issue Date will be the date we issue your Contract at our Customer Service Center.

     Free Look Right to Cancel Contract. During your "Free Look" Period, you may cancel your Contract. The Free Look Period usually ends 10 days after you receive your Contract. Some states may require a longer period. If you decide to cancel your Contract, you must return it to our Customer Service Center or to one of our authorized registered representatives. We will send you a refund of your Account Value plus any Asset-Based Charges and cost of insurance charges we have deducted on or before the date we receive your returned Contract at our Customer Service Center. If required by the law of your state, we will refund your initial purchase payment (less any withdrawals previously taken). In those latter states where this requirement exists, we will temporarily invest amounts you allocate to the Variable

Account to the Money Market Sub-Account until the time we deem the Free Look Period to end. See "What Are My Investment Options?"

     Making Additional Purchase Payments. You may make additional payments at any time after the first Contract Anniversary, while your Contract is in force and the Insured is alive, subject to the following conditions:

    .    Each additional purchase payment must be at least $250.

    .    You may make only one purchase payment in any Contract Year.

    .    The Attained Age of the Insured must be less than 81.

    . We must approve in advance any payment that would cause the Account Value of all single payment or modified single payment contracts that you maintain with us to exceed $1,000,000.

     While the Insured is alive, you also may make any additional payment necessary to keep your Contract in force.

     When we accept an additional payment, that payment increases your Account Value and may increase your death benefit. We reserve the right to require satisfactory evidence of insurability before accepting any additional payment that increases your Death Benefit by more than it increases your Account Value. This is because our risk increases under these circumstances.

     All additional payments are payable at our Customer Service Center. We will credit any payment we receive after the Contract Date to the Contract as of the Business Day on which our Customer Service Center receives it unless the payment represents an increase in the Insurance Amount. See "What Is the Death Benefit Under My Contract?" We will deem purchase payments we receive on other than a Business Day as received on the next following Business Day.

     Unless you tell us otherwise, we will first consider all payments we receive while a loan is outstanding as a payment of any loan interest, next as a loan repayment, and last as an additional purchase payment.

     Grace Period. If your Surrender Value on a Monthly Processing Date is not sufficient to cover the Monthly Deduction Amount, we will allow you a Grace Period of 61 days for you to pay an amount sufficient to cover the Monthly Deduction Amount due. See "What Are The Expenses Under A Contract?" We will send you a notice at the start of the Grace Period at your last known address. The Grace Period will end 61 days after we mail you the notice.

     If you do not make the necessary payment by the end of the Grace Period, your Contract will terminate without value. Subject to the terms and conditions of your Contract, if the Insured dies during the Grace Period, we will pay the Death Proceeds.

     Reinstatement. If the Grace Period has ended and you have not paid the necessary payment and have not surrendered your Contract for its Surrender Value, you may be able to reinstate your Contract. To do so:

     . submit a written request to us for reinstatement within 3 years after the end of the Grace Period;

     .    provide us with satisfactory evidence of insurability;

     . pay an additional purchase payment equal to the minimum initial purchase payment for which we would then issue a Contract based upon the Insured's Attained Age, sex, and health; and

     . repay or reinstate any Debt against the Contract that existed at the end of the Grace Period.

     The effective date of a reinstated Contract will be the Monthly Processing Date on or next following the date we approve your application for reinstatement and receive the necessary purchase payment.

     If we reinstate your Contract, the Account Value on the date of reinstatement will be the amount provided by the purchase payment that you paid to reinstate the Contract. Certain charges under the Contract vary depending on how long the Contract has been in force. We will calculate these charges based on the length of time from the Contract Date until the date of reinstatement. Unless you have told us otherwise, we will calculate your Account Value based on your allocation instructions in effect at the start of the Grace Period.

     Specialized Uses of the Contract. The Contract offers potential benefits such as providing:

     .    a means for investing on a tax-deferred basis;

     .    access to your investment if you need it; and

     . life insurance that can pass free of federal and state income taxes to your Beneficiaries under the Contract.

     However, purchasing the Contract partly or wholly for such purposes entails certain risks. For example, poor investment performance in Variable Sub-Accounts in which you may invest may cause the need for an additional payment in order to keep the Contract in force (this may be particularly true if there is outstanding Debt). Such poor investment performance may cause the Account Value or Surrender Value to be insufficient to fund the purpose for which you purchased the Contract. Withdrawals and loans may significantly affect current and future Account Value, Surrender Value, or Death Proceeds. Before purchasing a Contract, you should consider whether the long-term nature of the Contract is consistent with the purpose for which it is being considered. Using a Contract for a specialized purpose may also have tax consequences. See "How Will My Contract Be Taxed?"

     Illustrations. We have included hypothetical illustrations in this Prospectus to show you how the Contract works. We have based these illustrations on hypothetical rates of return and we do not guarantee these rates. The rates are an illustration only, and do not represent past or future investment performance. Your actual Contract values will be different from those in the illustrations.


3.   What Are My Investment Options?


     Purchase Payment Allocations. When you apply for a Contract, you specify the percentage of your purchase payment to be allocated to each Variable Sub-Account and/or to each Fixed Sub-Account. You can change the allocation percentages at any time by sending Satisfactory Notice to our Customer Service Center. The change will apply to all purchase payments we receive on or after the date we receive your request. Purchase payment allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number. We currently require that each purchase payment allocation be at least $250.

     We may, however, require that an initial purchase payment allocated to a Variable Sub-Account be temporarily invested in the Money Market Sub-Account during the Free Look Period. We will require this if the law of your state requires us to refund your full initial purchase payment less any withdrawals previously taken, should you cancel your Contract during the Free Look Period. At the end of the Free Look Period, if we temporarily allocated your initial purchase payment to the Money Market Sub-Account, we will transfer the value of what is in the Money Market Sub-Account to the Variable Sub-Account(s) you specified in your application. Solely for the purpose of processing this transfer from the Money Market Sub-Account, we will deem the Free Look Period to end 15 days after the Contract Date. This transfer from the Money Market Sub-Account to the Variable Sub-Accounts upon the expiration of the Free Look Period does not count as a transfer for any other purposes under your Contract.

     Variable Sub-Account Investment Options. The Variable Account has 33 Sub-Accounts, each investing in a specific Fund. Each of the Funds is either an open-end diversified management investment company or a separate investment portfolio of such a company, and is managed by a registered investment adviser. The Funds, as well as brief descriptions of their investment objectives, are provided below. There is no assurance that these objectives will be met. Not every Fund may be available in every state or in every market.

                      AIM Variable Insurance Funds, Inc.

     AIM V.I. Government Securities Fund. This Fund seeks to achieve high current income consistent with reasonable concern for safety of principal by investing in debt securities issued, guaranteed or otherwise backed by the United States Government.

     AIM V.I. Growth and Income Fund. This Fund's primary objective is growth of capital with a secondary objective of current income.

     AIM V.I. International Equity Fund. This Fund seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities, whose issuers are considered to have strong earnings momentum.

     AIM V.I. Value Fund. This Fund seeks to achieve long-term growth of capital by investing primarily in equity securities judged by the Fund's investment adviser to be undervalued relative to the investment adviser's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective.

     A I M Advisors, Inc. advises the AIM Variable Insurance Funds, Inc.

                            The Alger American Fund

     Alger American MidCap Growth Portfolio. This Fund seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization within the range included in the S&P MidCap 400 Index.(R)

     Alger American Income and Growth Portfolio. This Fund seeks primarily to provide a high level of dividend income through investments in dividend-paying equity securities. Capital appreciation is a secondary goal of this Fund.

     Alger American Small Capitalization Portfolio. This Fund seeks long-term capital appreciation through investment primarily in equity securities that, at the time of purchase, have total market capitalization within the range of companies included in the Russell 2000 Growth Index (R) or the S&P SmallCap 600 Index.(R)

     Fred Alger Management, Inc. advises The Alger American Fund.

                       Liberty Variable Investment Trust

     Colonial High Yield Securities Fund, Variable Series ("High Yield Securities Fund"). This Fund seeks high current income and total return by investing primarily in lower rated corporate debt securities (commonly referred to as "junk bonds").

     Colonial Small Cap Value Fund, Variable Series ("Small Cap Value Fund"). This Fund seeks long-term growth by investing primarily in smaller capitalization equity securities.

     Colonial Strategic Income Fund, Variable Series ("Strategic Income Fund"). This Fund seeks a high level of current income, as is consistent with prudent risk and maximizing total return, by diversifying investments primarily in U.S. and foreign government and lower rated corporate debt securities.

     Colonial U.S. Growth and Income Fund, Variable Series ("U.S. Growth and Income Fund") (formerly, Colonial U.S. Stock Fund, Variable Series). This Fund seeks long-term growth by investing primarily in large capitalization equity securities.

     Liberty All-Star Equity Fund, Variable Series ("All-Star Fund"). This Fund seeks total investment return, comprised of long-term capital appreciation and current income, through investment primarily in a diversified portfolio of equity securities.

     Newport Tiger Fund, Variable Series ("Tiger Fund"). This Fund seeks long-term capital growth by investing primarily in equity securities of companies located in the nine Tigers of Asia (Hong Kong, Singapore, South Korea, Taiwan, Malaysia, Thailand, Indonesia, China and the Philippines).

     Stein Roe Global Utilities Fund, Variable Series ("Global Utilities Fund"). This Fund seeks current income and long-term growth of capital. The Global Utilities Fund normally invests at least 65% of its total assets in U.S. and foreign equity and debt securities of companies engaged in the manufacture, production, generation, transmission, sale or distribution of electricity, natural gas or other types of energy, or water or other sanitary services, and companies engaged in telecommunication, including telephone, telegraph, satellite, microwave and other communications media.

     Liberty Advisory Services Corp. (formerly "Keyport Advisory Services Corp.") provides investment management and advisory services to the Liberty Variable Investment Trust. Colonial Management Associates, Inc. subadvises the High Yield Securities Fund, the U.S. Growth and Income Fund, the Small Cap Value Fund, and the Strategic Income Fund. Stein Roe & Farnham Incorporated subadvises the Global Utility Fund. Newport Fund Management, Inc. subadvises the Tiger Fund. Liberty Asset Management Company subadvises the All-Star Fund.


                      SteinRoe Variable Investment Trust

     Stein Roe Growth Stock Fund. This Fund seeks long-term growth of capital through investment primarily in common stocks.

     Stein Roe Balanced Fund. This Fund seeks high total investment return through a changing mix of equities, debt securities, and cash.

     Stein Roe & Farnham Incorporated advises the SteinRoe Variable Investment Trust.

                       MFS(R) Variable Insurance Trust/SM/

     MFS Growth With Income Series. This Fund seeks to provide reasonable current income and long-term growth of capital and income.

     MFS High Income Series. This Fund seeks high current income by investing primarily in a professionally managed diversified portfolio of fixed income securities, some of which may involve equity features. Fixed income securities offering the high current income sought by the High Income Series normally include those fixed income securities which offer a current yield above that generally available on debt securities in the three highest rating categories by recognized rating agencies (commonly known as "junk bonds" if rated below the four highest categories of recognized rating agencies). See the prospectus for the Trust for more information.

     MFS Research Series. This Fund seeks to provide long-term growth of capital and future income. The MFS Research Series' policy is to invest a substantial proportion of its assets in equity securities believed to possess better than average prospects for long-term growth.

     MFS Total Return Series. This Fund seeks primarily to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

     MFS Capital Opportunities Series (formerly, MFS Value Series). This Fund seeks capital appreciation. Dividend income, if any, is a consideration incidental to the Fund's objective of capital appreciation.

     MFS Investment Management(R) advises the MFS(R) Variable Insurance
Trust./SM/

               Morgan Stanley Dean Witter Universal Funds, Inc.

     Global Equity Portfolio. This Fund seeks long-term capital appreciation by investing primarily in equity securities of issuers throughout the world, including U.S. issuers, using an approach that is oriented to the selection of individual stock that the Fund's investment adviser believes are undervalued.

     Mid Cap Value Portfolio. This Fund seeks above-average total return over a market cycle of three to five years by investing in common stocks and other equity securities of issuers with equity capitalizations in the range of companies represented in the S&P MidCap 400 Index.

     Value Portfolio. This Fund seeks above-average return over a market cycle of three to five years by investing primarily in a diversified portfolio of common stocks and other equity securities that are deemed by the Fund's investment adviser to be relatively undervalued based on the market as a whole as measured by the S&P 500 Index.(R)

     Morgan Stanley Dean Witter Investment Management Inc. advises the Global Equity Portfolio. Miller Anderson & Sherrerd, LLP advises the Value Portfolio and the Mid Cap Value Portfolio.

                      Oppenheimer Variable Account Funds

     Oppenheimer Bond Fund/VA. This Fund seeks a high level of current income. Secondarily, this Fund seeks capital growth when consistent with its primary objective. The Fund will, under normal market conditions, invest at least 65% of its total assets in investment grade debt securities.

     Oppenheimer Capital Appreciation Fund/VA (formerly, Oppenheimer Growth
Fund). This Fund seeks to achieve capital appreciation by investing in securities of well-known, established companies.

     Oppenheimer Small Cap Growth Fund/VA. This Fund seeks capital appreciation. Current income is not an objective. In seeking its investment objective, the Fund emphasizes investments in securities of "growth type" companies with market capitalizations of less than $1 billion, including common stocks, preferred stocks, convertible securities, rights, warrants and options, in proportions which may vary from time to time.

     Oppenheimer Funds, Inc. manages Oppenheimer Variable Account Funds.

                          Sage Life Investment Trust

     EAFE(R) Equity Index Fund. This Fund seeks to replicate as closely as possible the performance of the Morgan Stanley Capital International Europe, Australia, Far East Index before the deduction of Fund expenses.

     S&P 500 Equity Index Fund. This Fund seeks to replicate as closely as possible the performance of the S&P 500 Composite Stock Price Index before the deduction of Fund expenses.

     Money Market Fund. This Fund seeks to provide high current income consistent with the preservation of capital and liquidity. Although the Fund seeks to maintain a constant net asset value of $1.00 per share, there can be no assurance that the Fund can do so on a continuous basis. An investment in the Money Market Fund is not guaranteed.

     Sage Advisors, Inc. is the investment manager to the Sage Life Investment Trust. State Street Global Advisors subadvises the EAFE(R) Equity Index Fund and S&P 500 Equity Index Fund. Conning Asset Management Company subadvises the Money Market Fund.

                       T. Rowe Price Equity Series, Inc.

     T. Rowe Price Equity Income Portfolio. This Fund seeks to provide substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.

     T. Rowe Price Mid-Cap Growth Portfolio. This Fund seeks to provide long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings.

     T. Rowe Price Personal Strategy Balanced Portfolio. The Fund seeks to provide the highest total return over time, with an emphasis on both capital growth and income. The Personal Strategy Balanced Portfolio invests in a diversified portfolio of stocks, bonds, and money market securities.

     T. Rowe Price Associates, Inc. provides investment management to the T. Rowe Price Equity Series, Inc.

     The investment objectives and policies of certain Funds may be similar to those of other retail mutual funds which can be purchased outside of a variable insurance product, and that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be higher or lower than the results of such other retail mutual funds. There can be no assurance, and no representation is made, that the investment results of any of the Funds will be comparable to the investment results of any other retail mutual fund, even if the other retail mutual fund has the same investment adviser or manager.

     Shares of the Funds may be sold to separate accounts of insurance companies that are not affiliated with us or each other, a practice known as "shared funding." They also may be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners who allocate Account Values to the Variable Account, and owners of other contracts who allocate contract values to one or more other separate accounts investing in any of the Funds. Shares of some of the Funds may also be sold directly to certain qualified pension and retirement plans qualifying under
Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interest of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, we will consider what action may be appropriate, including removing a Fund from the Variable Account or replacing the Fund with another Fund. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Trust's prospectus.

     We have entered into agreements with either the investment adviser or distributor for each of the Funds in which the adviser or distributor pays us a fee ordinarily based upon an annual percentage of the average aggregate net amount we have invested on behalf of the Variable Account and other separate accounts. These percentages differ, and some investment advisers or distributors pay us a greater percentage than other advisers or distributors. These agreements reflect administrative services we provide.

     More detailed information concerning the investment objectives, policies, and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations can be found in the current prospectus for each Trust which accompanies this Prospectus. You should read the Trusts' prospectuses carefully before you decide to allocate amounts to the Variable Sub-Accounts.

     Fixed Account Investment Options. Each time you allocate purchase payments or transfer funds to the Fixed Account, we establish a Fixed Sub-Account. We guarantee an interest rate (the "Guaranteed Interest Rate") for each Fixed Sub-Account for a period of time (a "Guarantee Period"). When you make an allocation to the Fixed Sub-Account, we apply the Guaranteed Interest Rate then in effect. (Keep in mind that we deduct charges from a Fixed Sub-Account, and these deductions will reduce your actual return. See "What are the Expenses Under a Contract?") We may establish specially designated Fixed Sub-Accounts ("DCA Fixed Sub-Accounts"), for our Dollar-Cost Averaging Program.

     We have no specific formula for establishing the Guaranteed Interest Rates for the different Guarantee Periods. The determination we make will be influenced by, but not necessarily correspond to, interest rates available on fixed income investments that we may acquire with the amounts we receive as purchase payments or transfers of Account Value under the Contracts. We will invest these amounts primarily in investment-grade fixed income securities including: securities issued by the U.S. Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. Government; debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investor Services, Inc., Standard & Poor's Corporation, or any other nationally recognized rating service; mortgage-backed securities collateralized by real estate mortgage loans, or securities collateralized by other assets, that are insured or guaranteed by the Federal Home Loan Mortgage Corporation , the Federal National Mortgage Association, or the Government National Mortgage Association, or that have an investment grade at the time of purchase within the four highest grades described above; other debt instruments; commercial paper; cash or cash equivalents. You will have no direct or indirect interest in these investments, and you do not share in the investment performance of the assets of the Fixed Account. We will also consider other factors in determining the Guaranteed Interest Rates, including regulatory and tax requirements, sales commissions, administrative expenses borne by us, general economic trends, and competitive factors. The Company's management will make the final determination of the Guaranteed Interest Rates it declares. We cannot predict or guarantee the level of future interest rates. However, our Guaranteed Interest Rates will be at least 3% per year. Guaranteed Interest Rates do not depend upon and do not reflect the performance of the Fixed Account.

     We measure the length of a Guarantee Period from the end of the calendar month in which you allocated or transferred the amount to the Fixed Sub-Account. This means that the Expiration Date of any Guarantee Period will always be the last day of a calendar month. The currently available Guarantee Periods are 1, 2, 3, 4, and 5 years. We may offer different Guarantee Periods in the future. Not all Guarantee Periods may be available in all states.

     We will notify you of your options for renewal at least thirty days before an Expiration Date of a Fixed Sub-Account in which you are invested. Your options are:

     . Take no action and we will transfer the value of the expiring Fixed Sub-Account to the Fixed Sub-Account with the same Guarantee Period, but not longer than five years, as of the day the previous Fixed Sub-Account expires. If such Guarantee Period is not currently available, we will transfer your value to the next shortest Guarantee Period. If there is no shorter Guarantee Period, we will transfer your value to the Money Market Sub-Account.

     . Elect a new Guarantee Period(s) from among those we offer as of the day the previous Fixed Sub-Account expires.

     . Elect to transfer the value of the Fixed Sub-Account to one or more Variable Sub-Accounts.

     Any amounts surrendered, withdrawn, transferred or borrowed other than during the thirty days before the Expiration Date of the Guarantee Period are subject to a Market Value Adjustment with the exception of the following transactions:

     . Transfers from DCA Fixed Sub-Accounts made automatically under our Dollar-Cost Averaging Program; and

     . Withdrawals of earned interest made automatically under our Systematic Partial Withdrawal Program.

     Market Value Adjustment. A Market Value Adjustment reflects the change in interest rates since we established a Fixed Sub-Account. It compares: (1) the current Index Rate for a period equal to the time remaining in the Guarantee Period, and (2) the Index Rate at the time we established the Fixed Sub-Account for a period equal to the Guarantee Period.

     Ordinarily, if the current Index Rate for a period equal to the time remaining in the Guarantee Period is higher than the applicable Index Rate at the time we established the Fixed Sub-Account, the Market Value Adjustment will be negative. Similarly, if the current Index Rate for a period equal to the time remaining in the Guarantee Period is lower than the applicable Index Rate at the time we established the Fixed Sub-Account, the Market Value Adjustment will be positive.

     We will apply a Market Value Adjustment as follows:

     . For a surrender, withdrawal, transfer, or amount borrowed, we will calculate the Market Value Adjustment on the total amount (including any applicable surrender charge) that must be surrendered, withdrawn, transferred or borrowed to provide the amount requested.

     . If the Market Value Adjustment is negative, it reduces any remaining value in the Fixed Sub-Account, or amount of Surrender Value. Any remaining Market Value Adjustment then reduces the amount withdrawn, transferred, or borrowed.

     . If the Market Value Adjustment is positive, it increases any remaining value in the Fixed Sub-Account. In the case of surrender, or if you withdraw, transfer or borrow the full amount of the Fixed Sub-Account, the Market Value Adjustment increases the amount surrendered, withdrawn, transferred, or borrowed.

     We will compute the Market Value Adjustment by multiplying the factor below by the total amount (including any applicable surrender charge) that must be surrendered, withdrawn, transferred, or borrowed from the Fixed Sub-Account to provide the amount you requested.

            [(1+I)/(1+J+.0025)]to the Nth power divided by 365 - 1

Where

          I is the Index Rate for a maturity equal to the Fixed Sub-Account's Guarantee Period at the time we established the Sub-Account;

          J is the Index Rate for a maturity equal to the time remaining (rounded up to the next full year) in the Fixed Sub-Account's Guarantee Period at the time of calculation; and

          N is the remaining number of days in the Guarantee Period at the time of calculation.

     We currently base the Index Rate for a calendar week on the reported rate for the preceding calendar week. We reserve the right to set it less frequently than weekly but in no event less often than monthly. If there is no Index Rate for the maturity needed to calculate I or J, we will use straight-line interpolation between the Index Rate for the next highest and next lowest maturities to determine that Index Rate. If the maturity is one year or less, we will use the Index Rate for a one-year maturity.

     In the states of Maryland and Oregon, state insurance law requires that the Market Value Adjustment be computed by multiplying the amount being surrendered, withdrawn, transferred, or borrowed, by the greater of the factor above and the following factor: [(1.03)/(1+K)](to the G power - the Nth power)/365) - 1, where N is as defined above, K equals the Guaranteed Interest Rate for the Guarantee Period, and G equals the initial number of days in the Guarantee Period. In the state of Washington, we will not assess the Market Value Adjustment because of state insurance law requirements. Because of these requirements, not all Guarantee Periods are available in Washington state; please contact our Customer Service Center for available Guarantee Periods.

     Examples of how the Market Value Adjustment works are shown in Appendix A.

     Transfers. You may transfer Account Value from and among the Variable and Fixed Sub-Accounts at any time, subject to certain conditions. In certain states, your right to transfer Account Value is restricted until after the end of the Free Look Period. See "How Do I Purchase a Contract?" The minimum amount of Account Value that you may transfer from a Sub-Account is $250, or, if less, the entire remaining Account Value held in that Sub-Account. You must give us Satisfactory Notice of the Sub-Accounts from which and to which we are to make the transfers. Otherwise, we will not transfer your Account Value. A transfer from a Fixed Sub-Account ordinarily will be subject to a Market Value Adjustment. There is currently no limit on the number of transfers from and among the Sub-Accounts.

     A transfer ordinarily takes effect on the Business Day we receive Satisfactory Notice at our Customer Service Center. We will deem requests received on other than a Business Day as received on the next following Business Day. We may, however, defer transfers to, from, and among the Variable Sub-Accounts under the same conditions that we may delay paying proceeds.

     We reserve the right to impose a transfer charge of up to $25 on each transfer in a Contract Year in excess of twelve, and to limit, upon notice, the maximum number of transfers you may make per calendar month or per Contract Year. For purposes of assessing any transfer charge, we will consider each transfer request one transfer, regardless of the number of Sub-Accounts affected by the transfer.

     In addition, we may not honor your transfer request if:

     . Any Variable Sub-Account that would be affected by the transfer is unable to purchase or redeem shares of the Fund in which the Variable Sub-Account invests;

     . We determine the transfer would adversely affect Accumulation Unit values;

     . Any affected Fund determines it would be adversely affected by the transfer.

We also may not honor certain transfers made by individuals holding muliple powers of attorney. See "What Are My Investment Options? - Power of Attorney," below.

     If you have applied proceeds under your Contract to a Settlement Option, you must have our prior consent to transfer value from the Fixed Account to the Variable Account or from the Variable Account to the Fixed Account. A Market Value Adjustment ordinarily will apply to transfers from the Fixed Account. We reserve the right to limit the number of transfers among the Variable Sub-Accounts to one transfer per Contract Year.

     Telephone Transactions. You may request transfers, withdrawals or loans by telephone. We will not be liable for following instructions communicated by telephone that we reasonably believe to be genuine. To request transfers, withdrawals or loans by telephone, you must elect the option on our authorization form. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. We may only be liable for any losses due to unauthorized or fraudulent instructions where we fail to follow our procedures properly. These procedures include: (a) asking you or your authorized representative to provide certain identifying information; (b) tape recording all such conversations; and (c) sending you a confirmation statement after all such telephone transactions.

     Our telephone transaction authorization form also allows you to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, we will treat such power as a durable power of attorney. The Owner's subsequent incapacity, disability, or incompetency will not affect the power of attorney. We may cease to honor the power by sending written notice to you at your last known address. Neither we nor any person acting on our behalf shall be subject to liability for any act done in good faith reliance upon your power of attorney.

     In addition to telephone transactions, we expect to be able to offer all of these transactions via the Internet in the 4th quarter of 1999. We will send Owners information about our web site and transactions that may be made through it.

     Power of Attorney. As a general rule and as a convenience to you, we allow the use of powers of attorney whereby you can give a third party the right to make transfers on your behalf. However, when the same third party possesses powers of attorney executed by many Owners, the result can be simultaneous transfers involving large amounts of Account Value. Such transfers can disrupt the orderly management of the Funds, can result in higher costs to Owners, and are ordinarily not compatible with the long-range goals of purchasers of the Contracts. We believe that such simultaneous transfers made by such third parties are not in the best interest of all shareholders of the Funds. The managements of the Funds share this position.

     Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made by third parties holding multiple powers of attorney, we may not honor such powers of attorney and have instituted or will institute procedures to assure that the transfer requests that we receive have, in fact, been made by the Owners in whose names they are submitted. However, you will not be prevented by these procedures from making your own transfer requests.

     Dollar-Cost Averaging Program. Our optional dollar-cost averaging program permits you to systematically transfer (monthly or as frequently as we allow) a set dollar amount from the Money Market Sub-Account to any combination of Variable Sub-Accounts. We also allow dollar-cost averaging from the DCA Fixed Sub-Accounts. These DCA Fixed Sub-Accounts may have different Guarantee Periods and different Guaranteed Interest Rates than the Fixed Sub-Accounts.

     The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of Accumulation Units is high. However, you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when high. Dollar-cost averaging does not assure a profit or protect against a loss. Due to the effect of interest that continues to be earned on the balance in the Money Market Sub-Account or a DCA Fixed Sub-Account, the amounts we transfer will vary slightly from month to month. An example of how our dollar-cost averaging program works is shown in Appendix B.

     You may elect to participate in the dollar-cost averaging program at any time before the proceeds are applied to a Settlement Option by sending us Satisfactory Notice. The minimum transfer amount is $250 from the Money Market Sub-Account or from a DCA Fixed Sub-Account. We will make all dollar-cost averaging transfers on the day of each month that corresponds to your Contract Date unless that date is not a Business Day. Otherwise, we will make the transfer on the next following Business Day. If you want to dollar-cost average from more than one DCA Fixed Sub-Account at the same time, certain restrictions may apply.

     Once elected, dollar-cost averaging remains in effect from the date we receive your request until you surrender the Contract, until the value of the Sub-Account from which transfers are being made is depleted, or until you cancel the program by written request. If you request to cancel dollar-cost averaging from a DCA Fixed Sub-Account before the end of the selected period, we reserve the right to treat this request as a transfer request and transfer any proceeds that remain to a Fixed Sub-Account that has the duration you request, and we ordinarily will assess a Market Value Adjustment on the amount canceled. You can request changes by writing us at our Customer Service Center. There is no additional charge for dollar-cost averaging. We do not consider a transfer under this program a transfer for purposes of assessing a transfer charge. We reserve the right to discontinue offering this program at any time and for any reason. Dollar-cost averaging is not available while you are participating in the systematic partial withdrawal program.

     Asset Allocation Program. You may select from asset allocation model portfolios we make available, or you may use these models as a guide to help you develop your own asset allocation model.

     If you participate in the asset allocation program, we will automatically allocate all initial and additional purchase payments among the Variable Sub-Accounts indicated by the model you select. The models do not include allocations to the Fixed Account. Although you may only use one model at a time, you may elect to change your selection as your tolerance for risk, and/or your needs and objectives change. Bear in mind, the use of an asset allocation model does not guarantee investment results. You may use a questionnaire that is offered to determine the model that best meets your risk tolerance and time horizons.

     Because each Variable Sub-Account performs differently over time, your portfolio mix may vary from its initial allocations. We will automatically rebalance your Fund mix quarterly to bring your portfolio back to its original allocation percentages.

     From time to time the models are reviewed and the allocation percentages among the Variable Sub-Accounts or even some of the Variable Sub-Accounts within a particular model may need to be changed. We will send you a notice at least 30 days before any such change is made, and give you an opportunity not to make the change.

     If you participate in the asset allocation program, the transfers made under the program are not taken into account in determining any transfer charge. There is no additional charge for this program. We reserve the right to discontinue offering this program at any time and for any reason. Please contact our Customer Service Center for more information about our asset allocation program.

     Automatic Portfolio Rebalancing Program. Once you allocate your money among the Variable Sub-Accounts, the investment performance of each Variable Sub-Account may cause your allocation to shift. Before proceeds are applied to a Settlement Option, you may instruct us to automatically rebalance (on a calendar quarter, semi-annual, or annual basis) your Variable Account Value to return it to your original allocation percentages. Your request will be effective on the Business Day on which we receive your request at our Customer Service Center. We will deem requests received on other than a Business Day as received on the next following Business Day. Your allocation percentages must be in whole percentages. You may start and stop automatic portfolio rebalancing at any time and make changes to your allocation percentages by written request. There is no additional charge for using this program. We do not consider a transfer under this program a transfer for purposes of assessing any transfer charge. We reserve the right to discontinue offering this program at any time and for any reason. We do not include any money allocated to the Fixed Account in the rebalancing.

     Account Value. The Account Value is the entire amount we hold under your Contract for you. The Account Value serves as a starting point for calculating certain values under your Contract. It equals the sum of the Variable Account Value, the Fixed Account Value, and the Loan Account Value (each term as defined below) credited to your Contract. We first determine your Account Value on the Contract Date and after that on each Business Day. The Account Value will vary to reflect:

     .    the performance of the Variable Sub-Accounts you have selected;

     .    interest credited on amounts you allocated to the Fixed Account;

     .    interest credited on amounts allocated to the Loan Account;

     .    any additional purchase payments; and

     .    charges, transfers, withdrawals, loans, and surrenders.

Your Account Value may be more or less than purchase payments you made.

     Variable Account Value. Variable Account Value equals the sum of the values in each Variable Sub-Account on any particular day. On the Contract Date, the Variable Account Value for a Variable Sub-Account equals the portion of the initial purchase payment allocated to the Sub-Account. On each subsequent Business Day it equals:

     . the Variable Account Value in the Sub-Account on the preceding Business Day multiplied by its net investment factor for the current Valuation Period; plus

     . the amount of any allocation or transfer to the Sub-Account during the current Valuation Period; minus

     . the amount of any transfer from the Sub-Account during the current Valuation Period; minus

     . the amount of any charges allocated to the Sub-Account during the current Valuation Period; and minus

     . the amount of any withdrawal or loan allocated to the Sub-Account during the current Valuation Period.

     We keep track of the Variable Account Value in each of your Variable Sub-Accounts by the number of Accumulation Units in that Sub-Account. The value in each Variable Sub-Account equals the number of Accumulation Units attributable to that Variable Sub-Account multiplied by the Accumulation Unit value for that Variable Sub-Account on that Business Day. When you allocate a purchase payment or transfer Account Value to a Variable Sub-Account, we credit your Contract with Accumulation Units in that Variable Sub-Account. We determine the number of Accumulation Units by dividing the dollar amount allocated or transferred to the Variable Sub-Account by the Sub-Account's Accumulation Unit value for that Business Day. Similarly, when you transfer, withdraw, borrow, or surrender an amount from a Variable Sub-Account, we cancel Accumulation Units in that Variable Sub-Account. We determine the number of Accumulation Units canceled by dividing the dollar amount you transferred, withdrew, borrowed, or surrendered by the Variable Sub-Account's Accumulation Unit value for that Business Day.

     Accumulation Unit Value. An Accumulation Unit value varies to reflect the investment experience of the underlying Fund, and may increase or decrease from one Business Day to the next. We arbitrarily set the Accumulation Unit value for each Variable Sub-Account at $10 when we established the Sub-Account. For each Valuation Period after the date of establishment, we determine the Accumulation Unit value by multiplying the Accumulation Unit value for a Sub-Account for the prior Valuation Period by the net investment factor for the Variable Sub-Account for the Valuation Period.

     Net Investment Factor. The net investment factor is an index we use to measure the investment performance of a Variable Sub-Account from one Valuation Period to the next. We determine the net investment factor for any Valuation Period by dividing (a) by (b) where:

     (a) is the net result of:

          (i) the Net Asset Value of the Fund in which the Variable Sub-Account invests determined at the end of the current Valuation Period; plus

          (ii) the per share amount of any dividend or capital gain distributions made by the Fund on shares held in the Variable Sub-Account if the "ex-dividend" date occurs during the current Valuation Period; and plus or minus

          (iii) a per share charge or credit for any taxes reserved for, which we determine to have resulted from the operations of the Variable Sub-Account; and

     (b) is the Net Asset Value of the Fund in which the Variable Sub-Account invests determined at the end of the immediately preceding Valuation Period.

     The net investment factor may be more or less than, or equal to, one.

     Fixed Account Value. Fixed Account Value is the sum of the values in each Fixed Sub-Account (including a DCA Fixed Sub-Account) on any particular date. On the Contract Date the Fixed Account Value for a Sub-Account equals the portion of the initial purchase payment allocated to the Sub-Account. On each subsequent Business Day it equals:

     . the Fixed Account Value in the Sub-Account on the preceding Business Day multiplied by the daily equivalent of its Guaranteed Interest Rate earned for the number of days in the current Valuation Period; plus

     . the amount of any allocation or transfer to the Sub-Account during the current Valuation Period; minus

     . the amount of any transfer from the Sub-Account during the current Valuation Period; minus

     . the amount of any charges allocated to the Sub-Account during the current Valuation Period; and minus

     . the amount of any withdrawal or loan allocated to the Sub-Account during the current Valuation Period.

     We also adjust the Fixed Account Value for any Market Value Adjustment, the value of which could be positive or negative.

     Loan Account Value. Unless you take a loan, the Loan Account Value is zero. If you take a loan, then on the effective date of the loan the Loan Account Value equals the amount of the loan. On each subsequent Business Day it equals:

     .    the Loan Account Value on the preceding Business Day; plus

     . the amount of interest earned (at the loan credited rate) on Loan Account Value during the current Valuation Period; plus

     . any amounts transferred to the Loan Account because of any additional loans and any due and unpaid loan interest during the current Valuation Period; minus

     . the amount of any loan repayment you make during the current Valuation Period; and minus

     . any amount of interest earned on Loan Account Value and transferred to the Sub-Accounts during the current Valuation Period.

     Surrender Value. The Surrender Value on a Business Day is the Account Value, plus or minus any applicable Market Value Adjustment, reduced by any applicable surrender charge or other charges that are due us but not yet deducted, less any Debt.


4.   What Are The Expenses Under A Contract?


     We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     . the ability of Owners to make withdrawals, surrenders, and take loans under the Contracts;

     .    the death benefit paid on the death of the Insured;

     . the available investment options, including dollar-cost averaging, asset allocation, automatic portfolio rebalancing, and systematic partial withdrawal programs;

     .    administration   of  the  Settlement   Options   available  under  the
          Contracts; and

     .    the distribution of various reports to Owners.

     Costs and expenses we incur include:

     . those related to various overhead and other expenses associated with providing the services and benefits provided by the Contracts;

     .    sales and marketing expenses; and

     .    other costs of doing business.

     Risks we assume include:

     .    the  risks  that  Insureds  may  live  for a  shorter  period  than we
          estimated  when  we  established  the  mortality   factors  under  the
          Contracts; and

     . that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

     We may realize a profit or loss on one or more of the charges. We may use any such profits for any corporate purpose, including, among other things, payment of sales expenses.

     To assist you in understanding how the expenses under a Contract will affect values, we have included hypothetical illustrations beginning on page __. You can also request a personalized illustration from your registered representative.

     Unless we otherwise specify, we will deduct charges proportionately from all Variable Sub-Accounts and Fixed Sub-Accounts in which you are invested.

     We may reduce or eliminate charges under the Contracts when sales result in savings, reduction of expenses and/or risks to the Company. Generally, we will make such reductions based on the following factors:

     .    the size of the group;

     .    the total amount of purchase payments to be received from the group;

     .    the purposes for which the Contracts are purchased;

     .    the nature of the group for which the Contracts are purchased; and

     .    any other circumstances that could reduce Contract costs and expenses.

     We may also sell the Contracts with lower or no charges to a person who is an officer, director or employee of Sage Life or of certain affiliates or service providers of ours. Reductions in Contract charges will not be unfairly discriminatory against any person. Please contact our Customer Service Center for more information about those cost reductions.

Monthly Deduction Amount

     We deduct the Monthly Deduction Amount on each Monthly Processing Date. It equals:

     .    the Asset-Based Charges, plus

     .    the cost of insurance charge, plus

     . the cost of any riders for which a separate charge is assessed, and plus

     .    any other applicable charge that we assess.

  On a Monthly Processing Date that is also a Contract Anniversary, the Monthly Deduction Amount equals the Monthly Deduction Amount described above, plus the Annual Administration Charge.

  Asset-Based Charges. We assess Asset-Based Charges against your Contract for assuming mortality and expense risks, certain administrative and distribution costs, and certain state and Federal tax expenses. We calculate the charges as a percentage of your Account Value as of the date we deduct them. On the Contract Date, and monthly thereafter, we deduct the charges proportionately from the Sub-Accounts in which you are invested.

 The maximum asset-based charges are:


Annual Charge    Asset-Based Charges  Monthly Charge
---------------  -------------------  ---------------

  1.80%          Contract Years 1-10    0.150000%
  1.30%          Contract Years 11+     0.108333%


  Asset-Based Charges will also apply to any Loan Account Value you have. (If you have not taken a loan, then no charges will be assessed.) The current charges applicable to the Loan Account Value are, on an annual basis, 0.90% (0.075000% monthly), decreasing to .40% (0.033333% monthly) after the tenth Contract Year.

  If proceeds are applied to a Settlement Option, we will deduct the Asset-Based Charges daily from the assets in each Variable Sub-Account supporting variable income payments. We refer to these charges as Variable Sub-Account Charges when applied to the proceeds under a Settlement Option.

  Cost of Insurance Charge. We deduct the cost of insurance charge from your Account Value to compensate us for providing life insurance for the Insured.

  Current Cost of Insurance Charge. The current cost of insurance charge is the actual monthly charge that we deduct from your Account Value. We calculate this charge as a percentage of your Account Value on the date of deduction. On the Contract Date, and monthly thereafter, we deduct the current cost of insurance charge in proportion to the Sub-Accounts in which you are invested. The maximum charge will never be more than the guaranteed maximum monthly cost of insurance charge described below.

  We determine the current cost of insurance charge based on our expectation of future mortality experience. Your cost of insurance charge will depend on the Insured's risk class. The two standard risk classes are smoker and nonsmoker. We generally charge higher rates for smokers.

  We also place Insureds in various sub-standard risk classes, if the underwriting warrants doing so. These sub-standard risk classes involve a higher mortality risk and, therefore, higher charges.

  At present, in most states the current cost of insurance charges as an annual percentage of Account Value are 0.55% and 0.85% for standard nonsmokers and smokers, respectively, and 0.75% and 1.40% for sub-standard nonsmokers and smokers, respectively. We will apply any charge we make on a uniform basis for Insureds of the same risk class and Attained Age.

  Guaranteed Maximum Monthly Cost of Insurance Charge. The maximum monthly cost of insurance charge equals (a) times (b) and then divided by (c), where:

  (a) is the maximum Cost of Insurance Rate per $1,000 shown in your Contract based on the Insured's Attained Age, gender and risk class;

  (b)  is an amount equal to the death benefit minus the Account Value; and

  (c)  is $1,000.

   For standard risks, we base the guaranteed cost of insurance charge on the 1980 Commissioners Standard Ordinary Mortality Table, Male/Female, Age Last Birthday ("1980 CSO"). Because the mortality table differentiates between men and women, the Contract may pay different benefits to men and women of the same age, even if all other factors are the same. Certain states, however, may require unisex rates. We include a table of guaranteed maximum cost of insurance rates per $1,000 in your Contract. For substandard risks, we base the guaranteed cost of insurance charge on a multiple of the 1980 CSO. We will base the multiple on the Insured's substandard rating.

Annual Administration Charge

  We will deduct an annual administration charge of $40 for the first seven Contract Years (i) on each Contract Anniversary, and (ii) on the day of any surrender if the surrender is not on the Contract Anniversary. We will waive this charge on and after the eighth Contract Anniversary, or if the Account Value is at least $50,000 when we would have otherwise deducted the annual administration charge.

Surrender Charge

  If you make an Excess Withdrawal or surrender your Contract during the first seven Contract Years, we may deduct a surrender charge calculated as a percentage of the amount of purchase payment(s) withdrawn or surrendered. We apply the surrender charge to each purchase payment as a percentage of the payment as follows:

          Complete Years Elapsed             Maximum Surrender
          Since Contract Date                Charge Percentage
          ---------------------------        ---------------------

               0                                    9%
               1                                    9%
               2                                    8%
               3                                    7%
               4                                    6%
               5                                    5%
               6                                    3%
               7+                                   0%

     If you surrender your Contract, we deduct the surrender charge from your Account Value in determining the Surrender Value. If you take an Excess Withdrawal, we deduct the surrender charge from your Account Value remaining after we pay you the amount requested. We include any surrender charge we assess in the calculation of any applicable Market Value Adjustment for withdrawals from the Fixed Account. Each year you may withdraw the "Free Withdrawal Amount" without incurring a surrender charge. The Free Withdrawal Amount equals the greater of:

     (i) 10% of your total purchase payments; less all prior withdrawals in that Contract Year (including any associated surrender charge and Market Value Adjustment incurred); or

     (ii) cumulative earnings (i.e., the excess of the Account Value on the date of withdrawal over unliquidated purchase payments).

     With an Excess Withdrawal, we will liquidate purchase payments in whole or in part on a "first-in, first-out" basis. This means we liquidate purchase payments in the order you made them: the oldest unliquidated purchase payment first, the next oldest unliquidated purchase payment second, until all purchase payments have been liquidated.

     The total surrender charge will be the sum of the surrender charges for each purchase payment being liquidated. The amount you request from a Sub-Account may not exceed the value of that Sub-Account less any applicable surrender charge.

     Example of Calculation of Surrender Charge. Assume the applicable surrender charge is 7%, you have requested a withdrawal of $2,000 and no Market Value Adjustment is applicable. Your total purchase payments are $10,000, your current Account Value is $10,500, and you made no prior withdrawals during that Contract Year. Your Free Withdrawal Amount is the greater of (a) or (b), where:

     (a) is the excess of 10% of the total purchase payments, over 100% of all prior withdrawals in that Contract Year (including any associated surrender charge and Market Value Adjustment incurred) (10% x $10,000 = $1,000); and

     (b) is the excess of the Account Value on the date of withdrawal over the unliquidated purchase payments ($10,500- $10,000 = $500).

     Therefore, the Free Withdrawal Amount is $1,000. A surrender charge will apply to the excess of $2,000 over $1,000. The surrender charge equals $70 (7% x $1,000).

     Waiver of Surrender Charge. We will not deduct a surrender charge if, at the time we receive your request for a withdrawal or a surrender, we have also received due proof that you have been confined continuously to a "Qualifying Hospital or Nursing Care Facility" for at least 45 days in a 60 day period. We define "Qualifying Hospital or Nursing Care Facility" in your Contract.

Transfer Charge

     We currently do not deduct this charge. However, we reserve the right to deduct a transfer charge of up to $25 for the 13th and each subsequent transfer during a Contract Year. For the purpose of assessing the transfer charge, we consider each written or telephone request to be one transfer, regardless of the number of Sub-Accounts affected by the transfer. In the event that the transfer charge becomes applicable, we will deduct it proportionately from the Sub-Accounts from which you made the transfer. Transfers made in connection with the dollar-cost averaging, asset allocation, and automatic portfolio rebalancing programs will not count as transfers for purposes of assessing this charge.

Fund Annual Expenses

     Because the Variable Account purchases shares of the various Funds you choose, the net assets of the Variable Account will reflect the investment management fees and other operating expenses incurred by those Funds. These Fund fees and other expenses are shown in the Summary under "What Are the

Expenses Under A Contract?" For a description of each Fund's expenses, management fees, and other expenses, see the Trusts' prospectuses.


5.  How Will My Contract Be Taxed?


Introduction

          The following summary provides a general description of the Federal income tax considerations associated with the Contract and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

     If you are considering a Contract in connection with a qualified retirement plan, you should consult a qualified tax adviser.

Tax Status of the Contract

     Definition of Life Insurance. Section 7702 of the Code defines a life insurance contract for Federal income tax purposes.

     The Section 7702 definition can be met if a life insurance contract satisfies either one of two tests in that section. The manner in which these tests should be applied to certain features of the Contract is not directly addressed by Section 7702 or proposed regulations issued under that section. The presence of these Contract features, the absence of final regulations, and the lack of other pertinent interpretations of Section 7702, thus create some uncertainty about the application of Section 7702 to the Contract.

    Nevertheless, we believe that it is reasonable to conclude that the Contract qualifies as a life insurance contract for federal tax purposes, so that:

     . the death benefit should be fully excludible from the gross income of the beneficiary under Section 101(a)(1) of the Code; and

     . the Owner should not be considered in constructive receipt of the Surrender Value, including any increases, unless and until they are distributed from the Contract.

     If a Contract were determined not to be a life insurance contract for purposes of Section 7702, it would not provide most of the tax advantages normally provided by a life insurance contract. Therefore, we reserve the right to make changes in the Contract if we deem them necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

     Diversification and Investor Control. Section 817(h) of the Code requires that the investments of each of the Sub-Accounts must be "adequately diversified" in accordance with Treasury regulations in order for the Contract to qualify as a life insurance contract under the Code. The Sub-Accounts, through the Funds, intend to comply with the diversification requirements prescribed in Treas. Reg. Sec.1.817-5, which affect how a Fund's
                                       ---
assets are to be invested. We believe that the Sub-Accounts will, therefore, meet the diversification requirements, and we will monitor continued compliance with this requirement.

     In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the sub-accounts used to support their contracts. In those circumstances, income and gains from the sub-account assets would be included in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of sub-account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets."

     The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of sub-account assets. For example, an Owner has additional flexibility in allocating purchase payments and Contract values and the investment objective of certain Funds may be narrower. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Sub-Accounts. In addition, we do not know what standards will be set forth, if any, in the regulations or rulings that the Treasury Department has stated it expects to issue. Therefore, we reserve the right to modify the Contract as necessary to attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Sub-Accounts.

     The following discussion assumes that the Contract will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Contract Benefits

     In General. We believe that the proceeds and Account Value increases of a Contract should be treated in a manner consistent with a fixed-benefit life insurance contract for federal income tax purposes. Thus, the death benefit under the Contract should be excludible from the gross income of the Beneficiary under Section 101(a)(1) of the Code.

     Depending on the circumstances, the exchange of a Contract, a Contract loan, a withdrawal, a surrender, a change in ownership, or an assignment of the Contract may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Contract proceeds depend on the circumstances of each Owner or Beneficiary.

     The Contract may continue after the Insured attains age 100. The tax consequences associated with continuing a Contract beyond age 100 are unclear. A qualified tax adviser should be consulted on this issue.

     The Contract may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of these plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are considering using a Contract in any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser regarding the tax attributes of the particular arrangement. Moreover, in recent years, Congress has adopted new rules relating to corporate owned life insurance. Any business considering the purchase of a new life insurance contract or a change in an existing contract should consult a qualified tax adviser.

     Generally, the Owner will not be deemed to be in constructive receipt of the Contract Account Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Contract depend on whether the Contract is classified as a "Modified Endowment Contract" ("MEC"). You should be aware that in almost all cases, the Contracts will be MECs. Whether a Contract is or is not a MEC, upon a surrender or lapse of a Contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Contract, the excess will generally be treated as ordinary income subject to tax.

     Modified Endowment Contracts. Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts." In general, a Contract will be a MEC if the accumulated premiums paid at any time during the first seven Contract Years exceed the sum of the net level premiums that would have been paid on or before such time if the Contract provided for paid-up future benefits after the payment of seven level annual premiums. The determination of whether a Contract will be a MEC after a material change generally depends upon the relationship of the death benefit and Contract Account Value at the time of the change and the additional premiums paid in the seven years following the material change. While classification as a MEC therefore will depend on the individual circumstances of each Contract, in almost all cases the Contracts are expected to be MECs.

     Distributions from Contracts Classified as Modified Endowment Contracts. Contracts classified as MECs will be subject to the following tax rules: First, all distributions, including distributions upon surrender and withdrawals, are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Contract Account Value immediately before the distribution over the investment in the Contract (described below) at such time. Second, loans taken from or secured by such a Contract are treated as distributions and taxed accordingly. Past due loan interest that is added to the loan amount will be treated as a loan. Third, a 10 percent additional Federal income tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Contract that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.

     If a Contract becomes a MEC after we issue it, distributions made during the Contract Year in which it becomes a Modified Endowment Contract, distributions in any subsequent Contract Year and distributions within two years before the Contract becomes a MEC will be subject to the tax treatment described above. This means that a distribution from a Contract that is not a MEC could later become taxable as a distribution from a MEC.

     Distributions From Contracts Not Classified as Modified Endowment Contracts. Any Contract we issue in exchange for a MEC will be subject to the tax treatment accorded to MECs. However, we believe that any Contract we issue in exchange for a life insurance contract that is not a MEC ("non-MEC") generally will not be treated as a MEC if the death benefit of the Contract is greater than or equal to the death benefit of the contract being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Contract to become a MEC. A Contract Owner may, of course, choose not to exercise the right to make additional payments in order to prevent a Contract from being treated as a MEC. Since the rules as to whether that Contract could become a MEC as the result of a proposed Contract transaction are complex and cannot be fully described in this summary, Owners should consult with a qualified tax advisor to determine whether such a Contract transaction would cause a Contract that is not a MEC to be treated as a MEC.

     If your Contract is not a MEC because of an exchange described above, distributions from the Contract are generally treated as first recovering the investment in the Contract (described below) and then, only after the return of all such investment in the Contract, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Contract's death benefit or any other change that reduces benefits under the Contract in the first 15 years after the Contract is issued and that results in a cash distribution to the Owner in order for the Contract to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Contract) under rules prescribed in Section 7702.

     Loans from, or secured by, a Contract that is not a MEC are not treated as distributions. Instead, such loans are generally treated as indebtedness of the Owner. However, the tax consequences associated with a preferred loan from, or secured by, a contract that is not a MEC are unclear and a tax advisor should be consulted before effecting such a loan. See "How Do I Access My Money?"


     Finally, the 10 percent additional penalty tax does not apply to distributions (including distributions upon surrender) and loans from, or secured by, a Contract that is not a MEC.

     Withdrawals from Settlement Option 4. When withdrawals (other than scheduled settlement option income payments) are taken from the cash value of life insurance after the effective date of a settlement option, such as that offered by this Prospectus under the term certain option (Settlement Option 4. See "What Are My Settlement Options?"), then all amounts received by the taxpayer are likely taxable at ordinary income rates as amounts "not received as an annuity." In addition, such amounts are taxable to the recipient without regard to the owner's investment in the contract or any investment gain which might be present in the current settlement option value. For example, under this view, an Owner with a cash value of $100,000 seeking to obtain $20,000 of the Account Value immediately after application of proceeds to a Settlement Option under a term certain payout, would pay income taxes on the entire $20,000 amount in that tax year. This adverse tax result means that Owners should consider carefully the tax implications of any withdrawal requests and their need for Contract funds before the exercise of this right. Owners should also contact their tax adviser before making such withdrawals.

     Market Value Adjustments. There is no definitive guidance on the proper tax treatment of a Market Value Adjustment. An Owner should consult with a qualified tax adviser with respect to the potential tax consequences of such an adjustment.

     Contract Loan Interest. Interest paid on any loan under a Contract
generally is not deductible.   An Owner should consult a tax adviser before
deducting any Contract loan interest.

     Investment in the Contract. Investment in the Contract means: (i) the aggregate amount of any premiums or other consideration paid for a Contract, minus (ii) the aggregate amount received under the Contract that is excluded from gross income of the Owner (except that the amount of any loan from, or secured by, a Contract that is a MEC, to the extent the amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Contract that is a MEC to the extent that the amount is included in the gross income of the Owner.

     Multiple Policies. All MECs that we (or our affiliates) issue to the same Owner during any calendar year are treated as one MEC for purposes of determining the amount includable in the gross income under Section 72(e) of the Code.

     Pension or Profit-Sharing Plan or Similar Deferred Compensation Arrangement. If the Contract is used in connection with a pension or profit-sharing plan, or similar deferred compensation arrangement, the Federal, state and estate tax consequences could differ. The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. We report this cost (generally referred to as the "P.S. 58" cost) to the participant annually. If the plan participant dies while covered by the plan and the Contract proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value is not taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Contract. Contracts owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

     Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as non-taxable. Plan loan requirements and provisions may differ from Contract loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Contract held in connection with a retirement plan.

    Other Arrangements. If the Contract is used in connection with various other arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and non-exempt welfare benefit plans, retiree medical benefit plans and others, the tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Contract for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Contract or a change in an existing Contract should consult a tax adviser.

Possible Legislative Changes

     Although the likelihood of legislative changes is uncertain, there is always the possibility that tax treatment of the Contract could change by legislation or other means. Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the Contract.

Possible Charge for Sage Life's Taxes

     At the present time, we make no charge for any Federal, state or local taxes that we incur that may be attributable to the Sub-Accounts or to the Contracts. However, we reserve the right to make additional charges in the future for any such tax or other economic burden resulting from the application of the tax laws that we determine to be properly attributable to the Sub-Accounts or to the Contracts. If any tax charges are made in the future, they will be accumulated daily and transferred from the applicable Sub-Account to our General Account. We will retain any investment earnings on tax charges accumulated in a Sub-Account.


6.  How Do I Access My Money?


     You may access the money in your Contract: (1) by making a withdrawal or a surrender, or (2) by taking a loan from your Contract. If you surrender your Contract, you can take the proceeds in a single sum, or you can request that we pay the proceeds over a period of time under one of our Settlement Options. See "What Are My Settlement Options?"

Withdrawals

     You may withdraw all or part of your Surrender Value at any time while your Contract is in force during the Insured's lifetime. (If you have elected variable Settlement Option 4, Payments for a Specified Period Certain, you may request a full or partial withdrawal after the date the Settlement Option becomes effective; otherwise, no withdrawals are permitted after the effective date of a Settlement Option.) You may make your withdrawal request in writing or by telephone. See "Requesting Payments." Any withdrawal must be at least $250. If a withdrawal request would reduce your Account Value remaining in a Sub-Account below $250, we will treat the withdrawal request as a request to withdraw the entire amount. If a requested withdrawal would reduce your Account Value below $5,000, we reserve the right to treat the request as a withdrawal of only the excess over $5,000. We will pay you the withdrawal amount in one sum. Under certain circumstances, we may delay this payment. See "Requesting Payments."

     When you request a withdrawal, you can direct how we deduct the withdrawal from your Account Value. If you provide no directions, we will deduct the withdrawal from your Account Value in the Sub-Accounts on a pro-rata basis.

     When you make a withdrawal, we reduce the Account Value by the amount of the withdrawal (including any associated surrender charges and Market Value Adjustment incurred). We also reduce the Insurance Amount by the same percentage that the withdrawal (including any associated surrender charge and Market Value Adjustment incurred) reduced Account Value.

     A withdrawal may have adverse tax consequences. See "How Will My Contract Be Taxed?"

Systematic Partial Withdrawal Program

     The systematic partial withdrawal program provides automatic monthly, quarterly, semi-annual, or annual payments to you from the amounts you have accumulated in the Sub-Accounts. You select the day we take the withdrawals, but this day can be no later than the 28th day of the month. If you do not select a day, we will use the day of each month that corresponds to your Contract Date. If that date is not a Business Day, we will use the next following Business Day. The minimum payment is $100. You can elect to withdraw either earnings in a prior period (for example, prior month for monthly withdrawals or prior quarter for quarterly withdrawals) or a specified dollar amount.

     . If you elect earnings, we will deduct the withdrawals from the Sub-Accounts in which you are invested on a pro-rata basis.

     . If you elect a specified dollar amount, we will deduct the withdrawals from the Sub-Accounts in which you are invested on a pro-rata basis unless you tell us otherwise. Any amount in excess of the Free Withdrawal Amount may be subject to a surrender charge. See "What Are The Expenses Under A Contract?" Also, any amount in excess of interest earned on a Fixed Sub-Account in the prior Guarantee Period ordinarily will be subject to a Market Value Adjustment. See "What Are My Investment Options?"

     You may participate in the systematic partial withdrawal program at any time during the Insured's lifetime by providing Satisfactory Notice. Once we receive your request, the program will begin and will remain in effect until your Account Value drops to zero. You may cancel or make changes in the program at any time by providing us with Satisfactory Notice. We do not deduct any other charges for this program. We reserve the right to discontinue the systematic partial withdrawal program at any time and for any reason. Systematic partial withdrawals are not available while you are participating in the dollar-cost averaging program.

     A systematic withdrawal may have adverse tax consequences. See "How Is My Contract Taxed?"

Surrenders

     You may cancel and surrender your Contract at any time during the Insured's lifetime. Your Contract will terminate on the Valuation Date we receive your request or a later date as you might request. We will pay you the Surrender Value in one sum unless you choose a Settlement Option. (Unless you choose Settlement Option 4, you cannot surrender your Contract once payments have begun under a Settlement Option.) Under certain circumstances, we may delay payments of proceeds from a surrender. See "Requesting Payments."

     A surrender may have adverse tax consequences. See "How Will My Contract Be Taxed?"

Loans

     While your Contract is in force and after the Free Look Period, you may request a loan by giving us Satisfactory Notice. Unless you tell us otherwise, we will transfer an amount equal to the loan from the Sub-Accounts to the Loan Account in proportion to the Account Value in each Sub-Account in which you are invested as of the date we process the loan. We use the Loan Account Value as collateral for your loan. Your Contract will be the only security we require for the loan. Any loan must be at least $250.

     A loan may have adverse tax consequences.  See "How Is My Contract Taxed?"

     Maximum Loanable Value. The maximum amount that you may borrow ("maximum loanable value") is 90% of the Account Value less any surrender charge and less any due and unpaid Monthly Deduction Amount. The amount of the loan and all existing loans may not be more than the maximum loanable value as of the loan date, which is the date we process the loan.

     If on any Business Day where there is Debt outstanding and the Surrender Value is negative, we will send you an overloan notice at your last known address. You will then have 61 days from the date we send the notice to avoid termination of your Contract by paying us at least the minimum repayment amount listed in the notice.

     Loan Repayment. You may repay all or part of your loan at any time while your Contract is in force during the Insured's lifetime. Any loan repayment must be at least $250. If the Grace Period has expired and the Contract has terminated, any Debt that exists at the end of the Grace Period may not be repaid unless you reinstate your Contract.

     Unless you tell us otherwise, we will transfer an amount equal to the loan repayment from the Loan Account to the Sub-Accounts in the same proportion as your most recent purchase payment.

     Loan Interest. Interest on the loan accrues daily at a loan interest rate of 6% per annum, and is due on each Contract Anniversary. If you do not pay loan interest when due, we will transfer the difference between the Loan Account and Debt from the Sub-Accounts to the Loan Account in proportion to the Account Value in each Sub-Account in which you are invested.

     Interest Credited. The portion of your Account Value represented by the Loan Account will earn interest daily from the date of transfer at a minimum loan credited rate of 4% per annum.

     However, the Preferred Loan Amount will earn interest daily at a Loan Credited Rate that is currently 6% per annum. We can change this rate at any time, however, it will never be less than 4% per annum. The Preferred Loan Amount equals:

     . The part of a Loan equal to cumulative earnings (i.e., the excess of the Account Value on the date of the Loan over unliquidated purchase payments), and

     . Any loan carried over from an existing contract to a Contract as part of a valid 1035 Exchange, as defined by the Internal Revenue Code.

     Effects of a Loan. When you take out a loan, we transfer funds proportionately from the Sub-Accounts in which you are invested to the Loan Account. We also will transfer any loan interest that becomes due that you do not pay from your Sub-Accounts to the Loan Account. A Market Value Adjustment may apply to amounts taken from the Fixed Sub-Accounts.

     Since we transfer the amount you borrow from the Sub-Accounts, a loan whether or not repaid, will have a permanent effect on your Surrender Value and may have a permanent effect on your death benefit. This is because the Loan Account does not share in the investment results of the Sub-Accounts. Rather, the Loan Account earns interest daily at the Loan Credited Rate. Depending upon how the investment results compare to the Loan Credited Rate, this effect may be favorable or unfavorable. This is true whether you repay the loan or not. If not repaid, the loan will reduce the amount of Death Proceeds and could cause your Contract to terminate if investment results are not as expected. See "How Do I Purchase A Contract? - Grace Period" and "How Is My Contract Taxed?"

Requesting Payments

     You must provide us with Satisfactory Notice of your request for payment. We will ordinarily pay any Death Proceeds, loan, withdrawal, or surrender proceeds within seven days after receipt at our Customer Service Center of all requirements. We will determine the amount as of the Valuation Date our Customer Service Center receives all requirements.

     We may delay making a payment, applying proceeds to a Settlement Option, or processing a transfer request if:

     . the disposal or valuation of the Variable Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or

     . the SEC, by order, permits postponement of payment to protect our Owners.

     We also may defer making payments attributable to a check that has not cleared (which may take up to 15 days), and we may defer payment of proceeds from the Fixed Account for a withdrawal, surrender, loan, or transfer request for up to six months from the date we receive the request, if permitted by state law.

     If we defer payment 30 days or more, the amount deferred will earn interest at a rate not less than the minimum required in the jurisdiction in which we delivered the Contract.

7.   How Is Contract Performance Presented?


     Articles discussing the Variable Account's investment performance, rankings, and other characteristics may appear in publications. Some or all of these publishers or ranking services (including, but not limited to, Lipper Analytical Services and Morningstar, Inc.) may publish their own rankings or performance review of variable contract separate accounts, including the Variable Account. We may use references to or reprints of such articles or rankings as sales material, and may include rankings that indicate the names of other variable contract separate accounts and their investment experience.

     Publications may use articles and releases, developed by us, the Funds and other parties, about the Variable Account or the Funds. We may use references to or reprints of such articles in sales material for the Contracts or the Variable Account. Such literature may refer to personnel of the advisers, who have portfolio management responsibility, and their investment style and include excerpts from media articles.

     If we quote performance data, the data will represent past performance and you should not view it as any indication of future performance. Amounts you invest in the Variable Sub-Accounts will fluctuate daily based on Fund investment performance, so the value of your investment may increase or decrease. The hypothetical illustrations beginning on page ___ of this Prospectus show how the performance of the Funds may affect Contract values.


8.   What Is The Death Benefit Under My Contract?


     The Contract provides for a payment to your designated Beneficiary if the Insured dies while the Contract is in force. This payment is called the "Death Proceeds," and equals:

     .    the death benefit described below; plus

     . any additional insurance on the Insured's life that may be provided by riders to the Contract; minus

     .    any Debt from Contract loans; minus

     .    any due and unpaid charges; and minus

     . any amounts previously paid under the Accelerated Death Benefit Rider plus accrued interest.

     The Death Proceeds will be adjusted in certain circumstances. See "Incontestability," "Suicide," and "Misstatement of Age or Sex" in "What Other Information Should I Know?"

     You or your Beneficiary decide how to receive the Death Proceeds. You or your Beneficiary can elect payment in a single sum, in which case your Contract will terminate; or you or your Beneficiary may apply proceeds under one of the Settlement Options in your Contract. See "What Are My Settlement Options?" Unless you or your Beneficiary specify otherwise, we will pay the Death Proceeds in one sum within 90 days after we receive proof of death. If required by the law of your state, we also will pay interest from the date of death until we distribute the Death Proceeds.

     Death Benefit. At issue, your death benefit equals your Insurance Amount shown in your Contract. On any Business Day after that, it equals the greater of:

     .    the Insurance Amount; or

     .    the Minimum Death Benefit.

     However, if the state in which we issue a Contract does not allow us to deduct a cost of insurance charge on or after the Contract Anniversary when the Insured reaches age 100, we will limit the death benefit on and after that anniversary to the Minimum Death Benefit. The tax consequences associated with continuing a Contract after the Insured reaches age 100 are unclear.

     Insurance Amount. The initial Insurance Amount depends on the amount of your initial purchase payment and the age and sex of the proposed Insured. It remains level unless you make additional purchase payments or withdrawals. Additional payments may increase the Insurance Amount. See "Insurance Amount Increases" below. Withdrawals reduce the Insurance Amount in the same proportion as the Account Value is reduced.

     Minimum Death Benefit. To ensure that the Contract continues to qualify as life insurance under the Code, each Business Day we will calculate a Minimum Death Benefit. The Minimum Death Benefit equals (a) times (b), where:

     (a) is the Account Value plus any positive Market Value Adjustment on the date of calculation; and

     (b)  is the Minimum Death Benefit Percentage from the table below.


                          Table of Minimum Death Benefit Percentages
                          ------------------------------------------

Attained                     Attained                     Attained
   Age       Percentage         Age       Percentage        Age       Percentage
   ---       ----------         ---       ----------        ---       ----------


  0-40          250%            54           157%            68          117%

   41           243%            55           150%            69          116%

   42           236%            56           146%            70          115%

   43           229%            57           142%            71          113%

   44           222%            58           138%            72          111%

   45           215%            59           134%            73          109%

   46           209%            60           130%            74          107%

   47           203%            61           128%         75-90          105%

   48           197%            62           126%            91          104%

   49           191%            63           124%            92          103%

   50           185%            64           122%            93          102%

   51           178%            65           120%         94-99          101%

   52           171%            66           119%          100+          100%

   53           164%            67           118%

Since positive investment performance increases your Account Value, it may increase your death benefit to the extent that the Minimum Death Benefit is greater than the Insurance Amount. Conversely, since negative investment performance decreases your Account Value, it may decrease your death benefit, but never below the Insurance Amount.

     Proof of Death. We will pay the Death Proceeds to your Beneficiary after we receive satisfactory proof of death at our Customer Service Center. We will accept one of the following items:

     1.   An original certified copy of an official death certificate, or

     2. An original certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

     3.   Any other proof satisfactory to us.

       Insurance Amount Increases. If you make additional purchase payments, we may have to increase your Insurance Amount so that your Contract continues to qualify as life insurance under the Code. We reserve the right to require satisfactory evidence of insurability as to any increase in the Insurance Amount. In addition, we reserve the right to require that the Insured's risk class be identical to that on the Contract Date. Other than in connection with making additional purchase payments, we do not currently permit you to request an increase in your Insurance Amount.


9.   What Supplemental Benefits Are Available Under My Contract?


     The following supplemental benefits are available under the Contracts by rider. We include these riders automatically in your Contract at no additional cost. The riders have certain conditions and use special terms and may not be available in all states.

     Accelerated Death Benefit Rider. The Accelerated Death Benefit Rider provides you with access to a portion of the death benefit during the Insured's lifetime, if the Insured is diagnosed as having a terminal illness. You can request to receive up to 50% of the Insurance Amount up to a maximum of $500,000.

     You must provide us with proof that the Insured has a terminal illness. You may receive an accelerated benefit amount only once. The accelerated benefit amount will first be used to repay any outstanding Debt. We will pay any amount in excess of the outstanding Debt to you in a lump sum. Other conditions apply.

     Accidental Death Benefit Rider. The Accidental Death Benefit Rider provides an additional death benefit called the accidental death benefit. This additional benefit will equal the purchase payments made minus any withdrawals (including any associated surrender charge or Market Value Adjustment incurred), determined as of the date of the Insured's death (or the next Business Day if the Insured dies on other than a Business Day), up to a maximum of $250,000.

     To qualify for this benefit, the Insured's death must: (i) occur before the first Contract Anniversary after the Insured attains age 80; and (ii) be a direct result of accidental bodily injury, independent of all other causes.

     Further, all the terms and conditions described in the Contract must be satisfied, including the requirement that we receive satisfactory proof of accidental death at our Customer Service Center within 30 days after an accidental death or as soon thereafter as reasonably possible. We will pay the accidental death benefit to the Beneficiary or the person entitled to receive the death benefit under the Contract, after receipt of satisfactory proof of accidental death.

     We terminate the accidental death benefit provision:

     .    when we pay the benefit;

     . when you surrender the Contract or apply the entire Surrender Value to a Settlement Option;

     . when we distribute the interest in the Contract due to the death of an Insured; or

     .    when you request termination of the benefit.

     Waiver of Surrender Charge Rider. The Waiver of Surrender Charge Rider provides that we will not deduct a surrender charge if, when you submit your request for a withdrawal or a surrender, you also submit due proof that you have been confined continuously to a "Qualifying Hospital or Nursing Care Facility" for at least 45 days in a 60 day period. We define "Qualifying Hospital or Nursing Care Facility" in your Contract.


10.  What Are My Settlement Options?


     You may elect to have the Surrender Value or Death Proceeds paid in a single sum or under one of our Settlement Options if the amount is at least $5,000. You select a Settlement Option from the list below, and indicate whether you want your income payments to be fixed or variable or a combination
of fixed and variable.   Once payments have begun under a Settlement Option, (i)
our prior approval is necessary for transfers from the Fixed Account to the Variable Account and from the Variable Account to the Fixed Account, and (ii) we reserve the right to limit transfers between Variable Sub-Accounts to one per Contract Year. Any other changes require our prior approval.

     On the date the Settlement Option becomes effective, the Surrender Value under the Contract will be used to provide income payments. Unless you request otherwise, we will use any Variable Account

Value to provide variable income payments, and we will use any Fixed Account Value to provide fixed income payments.

     You may elect one of the Settlement Options shown below (or any other option acceptable to us). For ease of describing these Settlement Options, we assume that you apply the Surrender Value and receive the income payments from one of the options below. Of course, you may always designate someone other than yourself to receive the income payments, and your designated Beneficiary will receive the income payments from any Death Proceeds.

          Option 1 - Payments for Life: You will receive payments for your life.

          Option 2 - Life Annuity with 10 or 20 Years Certain: You will receive payments for your life. However, if you die before the end of the guaranteed certain period you select (10 or 20 years), your Beneficiary will receive the payments for the remainder of that period.

          Option 3 - Joint and Last Survivor Life Annuity: We will make payments as long as either you or a second person you select (such as your spouse) is alive.

          Option 4 - Payments for a Specified Period Certain: You will receive payments for the number of years you select, which may be from 5-30 years. However, if you die before the end of that period, your Beneficiary will receive the payments for the remainder of the guaranteed certain period.

     Your income payments will be made monthly, unless you or the Beneficiary, as the case may be, choose quarterly, semi-annual or annual payments by giving us Satisfactory Notice. Each payment must be at least $100. If any payment would be less than $100, we may change the payment frequency to the next longer interval, but in no event less frequent than annual.

     If you told us that you want a life annuity, it is possible that you could only receive one payment.

     We will base your first income payment, whether fixed or variable, on the amount of proceeds applied under the Settlement Option you or the Beneficiary, as the case may be, have selected and on the applicable "purchase rates." If applicable, these rates will vary based on: (i) the age and sex of the person that will receive the income payments (the "Payee"); (ii) the age and sex of a second designated person; and (iii) the specified period certain. The purchase rate we apply will never be lower than the rate shown in your Contract.

     If you told us you want fixed income payments, we guarantee the amount of each income payment and it remains level throughout the period you selected.

     If you told us you want variable income payments, the amount of each payment will vary according to the investment performance of the Funds you selected.

     Variable Income Payments. To calculate your initial and future variable income payments, we need to make an assumption regarding the investment performance of the Funds you select. We call this your assumed investment rate. This rate is simply the total return, after expenses, you need to earn to keep your variable income payments level. Rather than building in our own estimate, we will allow you to tailor your variable income payments to meet your needs by giving you a choice of rates. Currently, you may select either 3% or 6%; if you do not select a rate, we will apply the 3% rate. (We may offer other rates in the future). The lower the rate, the lower your initial variable income payment, but the better your payments will keep pace with inflation (assuming net positive investment performance greater than the assumed investment rate). Conversely, the higher the rate, the higher your initial variable income payment, but the less likely your payments will keep pace with inflation (assuming net positive investment performance greater than the assumed investment rate).

     For example, if you select 6%, this means that if the investment performance, after expenses, of your Funds is less than 6%, then the dollar amount of your variable income payment will decrease. Conversely, if the investment performance, after expenses, of your Funds is greater than 6%, then the dollar amount of your income payments will increase.

     Your variable payments will fluctuate based on Variable Sub-Account performance. The dollar amount of each payment attributable to each Variable Sub-Account is the number of Income Units for each Variable Sub-Account times the Income Unit value of that Sub-Account. The sum of the dollar amounts for each Variable Sub-Account is the amount of the total variable income payment. We will determine the Income Unit values for each payment no earlier than five Business Days preceding the due date of the variable income payment (except for Option 4, which is determined on the due date). We guarantee the payment will not vary due to changes in mortality or expenses.

     Income Unit Value.   We calculate the value of an Income Unit at the same
time that we calculate the value of an Accumulation Unit and base it on the same values for Fund shares and other assets and liabilities. The Income Unit value for a Variable Sub-Account's first Business Day was set at $10. After that, we determine the Income Unit value for every Business Day by multiplying (a) by
(b), and then dividing by (c) where:

     (a)  is the Income Unit value for the immediately preceding Valuation
          Period;

     (b) is the "net investment factor" for the Variable Sub-Account for the Valuation Period for which the value is being determined; and

     (c) is the daily equivalent of the assumed investment rate that you have selected for the number of days in the Valuation Period.

     Under a Settlement Option, we calculate the net investment factor slightly different than is otherwise the case. Before a Settlement Option is elected, we calculate Asset-Based Charges as a percentage of the Account Value on the date of deduction. These charges on an annual basis equal 1.80%, decreasing to 1.30% after the tenth Contract Year. However, once a Settlement Option is elected, we call these charges Variable Sub-Account Charges and deduct them from the assets in each Variable Sub-Account on a daily basis. Therefore, we determine the "net investment factor" in (b), above, by dividing (i) by (ii), and then subtracting
(iii) where:

     (i)  is the Accumulation Unit value for the current Valuation Period;

     (ii) is the Accumulation Unit value for the immediately preceding Valuation Period; and

     (iii) is the daily equivalent Variable Sub-Account Charges (adjusted for the number of days in the Valuation Period).

     Exchange of Income Units. Under a Settlement Option, if there is an exchange of value of a designated number of Income Units of particular Variable Sub-Accounts into other Income Units, the value will be such that the dollar amount of the income payment made on the date of exchange will be unaffected by the exchange.

11.  What Other Information Should I Know?

Sage Life Assurance of America, Inc.

     We are a Delaware stock life insurance company that is wholly owned by Sage Life Holdings of America, Inc., also a Delaware corporation. Sage Life Holdings is, in turn, wholly owned by Sage Insurance Group Inc., also a Delaware corporation. Our Executive Office is located at 300 Atlantic Street, Stamford, CT 06901. We were incorporated in 1981 and have been engaged in the life insurance business since that year. We are subject to regulation by the Insurance Department of the State of Delaware as well as by the insurance departments of all other states and jurisdictions in which we do business. We sell insurance in 49 states and the District of Columbia. We submit annual statements on our operations and finance to insurance officials in such states and jurisdictions where required. The Contracts described in this Prospectus have been filed with and/or approved by insurance officials in jurisdictions where they are sold.

Separate Accounts

     The Sage Variable Life Account A. We established the Variable Account as a separate investment account under Delaware law on December 3, 1997. The Variable Account may invest in mutual funds, unit investment trusts, and other investment portfolios. We own the assets in the Variable Account and are obligated to pay all benefits under the Contracts. We use the Variable Account to support the Contracts as well as for other purposes permitted by law. We registered the Variable Account with the SEC as a unit investment trust under the 1940 Act and it qualifies as a "separate account" within the meaning of the federal securities laws. Such registration does not involve any supervision by the SEC of the management of the Variable Account or Sage Life.

     We divided the Variable Account into Variable Sub-Accounts, each of which currently invests in shares of a specific Fund of AIM Variable Insurance Funds, Inc., The Alger American Fund, Liberty Variable Investment Trust, SteinRoe Variable Investment Trust, MFS(R) Variable Investment Trust SM, Morgan Stanley Dean Witter Universal Funds, Inc., Oppenheimer Variable Account Funds, Sage Life Investment Trust, and T. Rowe Price Equity Series, Inc. Variable Sub-Accounts buy and redeem Fund shares at net asset value without any sales charge. We reinvest any dividends from net investment income and distributions from realized gains from security transactions of a Fund at net asset value in shares of the same Fund. Income, gains and losses, realized or unrealized, of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Sage Life. Assets equal to the reserves and other Contract liabilities with respect to the Variable Account are not chargeable with liabilities arising out of any other business or account of Sage Life. If the assets exceed the required reserves and other liabilities, we may transfer the excess to our General Account.

     The Sage Fixed Interest Account A. The Fixed Account is a separate investment account under state insurance law. We maintain it separate from our General Account and separate from any other separate account that we may have. We own the assets in the Fixed Account, and also offer the Fixed Account with our variable annuity contracts. Assets equal to the reserves and other liabilities of the Fixed Account will not be charged with liabilities that arise from any other business that we conduct. Thus, the Fixed Account represents pools of assets that provide an additional measure of assurance that Owners will receive full payment of benefits under the Contracts. We may transfer to our General Account assets that exceed the reserves and other liabilities of the Fixed Account. Notwithstanding the foregoing, our obligations under (and values and benefits under) the Fixed Account do not vary as a function of the investment performance of the Fixed Account. Owners and Beneficiaries with rights under the Contracts do not participate in the investment gains or losses of the assets of the Fixed Account. These gains or losses accrue solely to us. We retain the risk that the value of the assets in the Fixed Account may fall below the reserves and other liabilities that we must maintain in connection with our obligations under the Fixed Account. In such an event, we will transfer assets from our General Account to the Fixed Account to make up the difference. We are not required to register the Fixed Account as an investment company under the 1940 Act.

     Voting of Fund Shares. We are the legal owner of shares held by the Variable Sub-Accounts and as such, have the right to vote on all matters submitted to shareholders of the Funds. However, as required by law, we will vote shares held in the Variable Sub-Accounts at regular and special meetings of shareholders of the Funds according to instructions received from Owners with Account Value in the Variable Sub-Accounts. To obtain your voting instructions before a Fund shareholder meeting, we will send you voting instruction materials, a voting instruction form, and any other related material. We will vote shares held by a Variable Sub-Account for which we received no timely instructions in the same proportion as those shares for which we received voting instructions. Should the applicable federal securities laws, regulations, or interpretations thereof change so as to permit us to vote shares of the Funds in our own right, we may elect to do so.

Modification

     When permitted by applicable law, we may modify the Contracts as follows:

     .    deregister the Variable Account under the 1940 Act;

     . operate the Variable Account as a management company under the 1940 Act if it is operating as a unit investment trust;

     . operate the Variable Account as a unit investment trust under the 1940 Act if it is operating as a managed separate account;

     . restrict or eliminate any voting rights of Owners, or other persons who have voting rights as to the Variable Account;

     .    combine the Variable Account with other separate accounts; and

     .    combine a Variable Sub-Account with another Variable Sub-Account.

     We also reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions of shares of a Fund that are held by the Variable Account or that the Variable Account may purchase; and to establish additional Variable Sub-Accounts or eliminate Variable Sub-Accounts, if marketing, tax, or investment conditions so warrant. Subject to any required regulatory approvals, we reserve the right to transfer assets of a Variable Sub-Account that we determine to be associated with the class of Contracts to which the Contract belongs, to another separate account or to another separate account sub-account.

     If the actions we take result in a material change in the underlying investments of a Variable Sub-Account in which you are invested, we will notify you of the change. You may then make a new choice of Variable Sub-Accounts.

Distribution of the Contracts

     Sage Distributors, Inc. ("Sage Distributors"), acts as the distributor (principal underwriter) of the Contracts. Sage Distributors is a Delaware corporation registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). Sage Distributors is a wholly owned subsidiary of Sage Insurance Group Inc. We compensate Sage Distributors for acting as principal underwriter under a distribution agreement. We offer the Contracts on a continuous basis, and do not anticipate discontinuing their sale. The Contracts may not be available in all states.

     The Contracts are sold by broker-dealers through their registered representatives who are also appointed and licensed as insurance agents of Sage Life. These broker-dealers receive commissions for selling Contracts calculated as a percentage of purchase payments (up to a maximum of 7.5%). Broker-dealers who meet certain productivity and profitability standards may be eligible for additional compensation.

Experts

     Ernst & Young LLP, independent auditors, have audited our financial statements for the years ended December 31, 1998 and 1997, as set forth in their report, which is included in this Prospectus. We included our financial statements in this Prospectus in reliance on their report, given on their authority as experts in accounting and auditing.

Legal Proceedings

     Sage Life and its subsidiaries, as of the date of this Prospectus, are not involved in any lawsuits. However, our direct and indirect parent companies, like other companies, are involved in lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account, the Fixed Account, the General Account, or Sage Life.

Reports to Contract Owners

     We maintain records and accounts of all transactions involving the Contracts, the Variable Account, and the Fixed Account at our Customer Service Center. Each year, or more often if required by law, we will send you a report showing information about your Contract for the period covered by the report. We will also send you an annual and a semi-annual report for each Fund underlying a Variable

Sub-Account in which you are invested as required by the 1940 Act. In addition, when you make purchase payments, or if you make transfers or withdrawals, we will send you a confirmation of these transactions.

Assignment

     You may assign your Contract at any time during the Insured's lifetime. No assignment will be binding on us unless we receive Satisfactory Notice. We will not be liable for any payments made or actions we take before we accept the assignment. An absolute assignment will revoke the interest of any revocable Beneficiary. We are not responsible for the validity of any assignment. An assignment may be a taxable event.

The Owner

     You are the Owner of the Contract. You are also the Insured unless you named another Insured in the application. You have the rights and options described in the Contract while the Insured is living and the Contract is in force. One or more people may own the Contract.

The Beneficiary

     We pay the Death Proceeds to the primary Beneficiary. If the primary Beneficiary dies before the Insured, we pay the Death Proceeds to the Contingent Beneficiary, if any. If there is no surviving Beneficiary, we pay the Death Proceeds to the Owner's estate.

     You may name one or more persons as primary Beneficiary or Contingent Beneficiary. We will assume any Death Proceeds are to be paid in equal shares to the multiple surviving Beneficiaries, unless you tell us otherwise.

     You have the right to change Beneficiaries. However, if you designate the primary Beneficiary as irrevocable, you may need the consent of that Beneficiary to exercise the rights and options under your Contract.

Change of Owner or Beneficiary

     During your lifetime and while your Contract is in force you can transfer ownership of your Contract or change the Beneficiary. To make any of these changes, you must send us Satisfactory Notice. If accepted, any change in Owner or Beneficiary will take effect on the date you signed the notice. Any of these changes will not affect any payment made or action we took before our acceptance. A change of Owner may be a taxable event.

Misstatement And Proof of Age, Sex, or Survival

     We may require proof of age, sex, or survival of any person on whose age, sex, or survival any payments depend. If the age or sex of the Insured has been misstated, the benefits will be those that the initial purchase payment and any additional purchase payments would have provided for the correct age and sex.

Incontestability

     We will not contest the payment of the Death Proceeds based upon the initial purchase payment after the Contract has been in force during the Insured's lifetime for two years from the Issue Date.

     For any increase in Insurance Amount requiring evidence of insurability, we will not contest payment of the Death Proceeds based on such an increase after it has been in force during the Insured's lifetime for two year from its effective date.

Suicide

     If the Insured dies by suicide, while sane or insane, within two years from the Issue Date, we will not pay the Death Proceeds normally payable on the Insured's death. Instead, we will limit the death benefit to the Account Value as of the date we receive proof of death. We will otherwise calculate Death Proceeds in the usual manner.

     If the Insured dies by suicide, while sane or insane, within two years of any date we receive and accept an additional purchase payment, any amount of death benefit that would not be payable except for the fact the additional purchase payment was made will be limited to the amount of such payment.

Authority to Make Agreements

     One of our officers must sign all agreements we make. No other person, including an insurance agent or registered representative, can change the terms of your Contract or make changes to it without our consent.

Participation

     The Contract does not participate in the surplus or profits of the Company, and the Company does not pay dividends on the Contracts.

Safekeeping of Account Assets

     We hold the title to the assets of the Variable Account. We keep the assets physically segregated and hold them separate and apart from our General Account assets and from the assets in any other separate account.

     We maintain records of all purchases and redemptions of Fund shares held by each of the Variable Sub-Accounts.

     Lloyd's of London has issued a fidelity bond in the amount of approximately $10 million per occurrence covering our directors, officers, and employees.

Legal Matters

     All matters relating to Delaware law pertaining to the Contracts, including the validity of the Contracts and our authority to issue the Contracts, have been passed upon by James F. Bronsdon, our Vice President, Legal and Compliance. Sutherland Asbill & Brennan LLP has provided advice on certain matters relating to the federal securities laws.

Preparing for the Year 2000

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. This potential problem has become known as the "Year 2000 issue." The Year 2000 issue affects virtually all companies and organizations.

     Computer applications that are affected by the Year 2000 issue could impact our business functions in various ways, ranging from a complete inability to perform critical business functions to a loss of productivity in varying degrees. Likewise, the failure of some computer applications could have no impact on critical business functions. We used these issues as critical components in the evaluation and selection of in-house systems and of third party administrators.

     Since we outsource most of our operating functions, there are only a limited number of in-house systems utilized. At present, the only in-house systems we utilize are the accounting system and a reserve valuation system. These systems were certified as Year 2000 compliant before we selected and installed them for operation.

     We have various third party administrators (including investment advisors, brokers, transfer agents, and other financial services institutions) for the processing of such tasks as contract administration, fund administration, underwriting and investment administration. The quality of these third party administrators was of paramount importance in the selection process.

     Although we have received assurances from all of our third party administrators, we are currently working with them to assess all Year 2000 issues associated with the processing of our applications. This assessment involves the testing of the data being processed by third party administrators and electronically interfaced into our accounting system. We anticipate completing all testing in advance of January 1, 2000. As this testing has and continues to be done in the normal course of system development, we have not budgeted any costs associated with the Year 2000 issue. In addition, Year 2000 costs have been deemed immaterial.

     If any of our third party administrators fail to achieve complete compliance, it could have a material adverse effect on our ability to conduct our business, including delays in calculating unit values, redeeming shares, delivering account statements and providing other information, communication and servicing to Owners. We believe that we have taken the necessary provisions, both through selection and testing, to assure that we will not experience any material adverse effects on our ability to conduct our business. We do, however, realize the importance of this issue, and we have developed a contingency plan for operations in the unlikely event one or more of our third party administrators is unable to fulfill its obligations.

Financial Statements

     No financial statements are presented for the Variable Account because the operations to date are insignificant.

     We have included unaudited financial statements for the six months ended June 30, 1999 as well as the audited financial statements for Sage Life for the years ended December 31, 1998 and 1997 in this Prospectus. You should consider these financial statements only as bearing on the ability of Sage Life to meet its obligations under the Contracts. You should not consider them as bearing on the investment performance of the assets held in the Variable Account.


12.  How Can I Make Inquiries?


     You may make inquiries about your Contract by writing to us at our Customer Service Center, by calling us at 877-835-7243 (Toll Free), or by contacting one of our authorized registered representatives.

Hypothetical Illustrations of Contract Values

     To show you how the Contract works, we have included some hypothetical illustrations for the following Insureds: a male issue age 45, a female issue age 55, and a male issue age 65. These illustrations show how Account Values, Surrender Values and death benefits under a Contract vary over time assuming the following circumstances:

     . An initial purchase payment of $10,000 allocated entirely to Variable Sub-Accounts and remaining there for the entire period;

     . The Insured is in good health, does not smoke and qualifies under our simplified underwriting program;

     . There are no additional purchase payments, no withdrawals, no charges for supplemental benefits; and

     . The Funds earn gross (that is, before deductions for investment management fees and other operating expenses of the Funds) annual rates of return of 0%, 6%, and 12%.

     It is important to understand that the illustrations assume a level rate of return for all years. The values under a Contract would be different from those shown if the hypothetical returns averaged 0%, 6%, or 12% but fluctuated over and under those averages throughout the years shown.

     The illustrations also reflect an average daily charge equal to an annual charge of 0.85% of the average daily net assets of the Funds for investment management fees and other operating expenses. We calculated these fees based on an average of the expense ratios of each of the Funds (in some cases, we estimated those fees) for the last year of operations. Taking into account this average charge, the net annual rates of return for the Variable Sub-Accounts are
- 0.85%, 5.15% and 11.15%, respectively. The average daily charge for the Fund expenses, reflects voluntary expense agreements between certain of the Funds and their investment managers. These expense agreements could terminate at any time. See "What Are The Expenses Under A Contract?" If these agreements terminate, the values shown on the following pages would be less.

     The illustrations also reflect the Monthly Deduction Amount and other applicable charges for the hypothetical Insured. These include the Asset-Based Charges and the cost of insurance charges that we deduct on each Monthly Processing Date, and any annual administration charge that we deduct on a Contract Anniversary. Our current charges and the higher guaranteed charges we have the contractual right to charge are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against the Variable Account.

     Each illustration also has a column labeled "Payments Accumulated at 5% Interest Per Year." This column shows the amount that would accumulate if the initial purchase payment was invested to earn interest, after taxes, of 5% per year, compounded annually.

    Upon request, we will furnish you a personalized illustration based upon the proposed Insured's individual circumstances. Such illustrations will reflect the current cost of insurance charges and the guaranteed maximum cost of insurance charges and may assume different hypothetical rates of return than those shown in the following illustrations.

     The investment rates of return we have chosen to use in the illustrations are hypothetical only, and you should understand that they do not represent actual past or future rates of return. The actual rates of return under a Contract may be more or less than the hypothetical rates of return in the illustrations.

                               Modified Single Payment Combination Fixed and Variable Life Insurance

           Male Nonsmoker                                                      $10,000 Initial Purchase Payment
           Issue Age 45                                                        $34,078 Initial Insurance Amount

                                                                 Maximum Charges Basis

                               Assumed Gross Annual Investment   Assumed Gross Annual Investment   Assumed Gross Annual Investment
                                 Return of 0.00% (-0.85% Net)       Return of 6.00% (5.15% Net)       Return of 12.00% (11.15% Net)
                                 ----------------------------       ---------------------------       ----------------------------
                 Payments
    End of     Accumulated
   Contract   at 5% Interest     Account   Surrender   Death       Account   Surrender   Death       Account   Surrender   Death
    Year        Per Year          Value     Value     Benefit       Value     Value     Benefit       Value     Value     Benefit
    ----        --------          -----     -----     -------       -----     -----     -------       -----     -----     -------
      1          10,500            9,624     8,684    34,078        10,211     9,271    34,078        10,798     9,858    34,078
      2          11,025            9,208     8,268    34,078        10,380     9,440    34,078        11,621    10,681    34,078
      3          11,576            8,791     7,951    34,078        10,544     9,704    34,078        12,513    11,673    34,078
      4          12,155            8,371     7,631    34,078        10,705     9,965    34,078        13,483    12,743    34,078
      5          12,763            7,946     7,306    34,078        10,860    10,220    34,078        14,538    13,898    34,078
      6          13,401            7,517     6,977    34,078        11,008    10,468    34,078        15,687    15,147    34,078
      7          14,071            7,078     6,738    34,078        11,147    10,807    34,078        16,937    16,597    34,078
      8          14,775            6,629     6,629    34,078        11,275    11,275    34,078        18,300    18,300    34,078
      9          15,513            6,205     6,205    34,078        11,432    11,432    34,078        19,831    19,831    34,078
     10          16,289            5,763     5,763    34,078        11,574    11,574    34,078        21,506    21,506    34,078
     11          17,103            5,330     5,330    34,078        11,760    11,760    34,078        23,457    23,457    35,186
     12          17,959            4,871     4,871    34,078        11,933    11,933    34,078        25,594    25,594    37,367
     13          18,856            4,385     4,385    34,078        12,089    12,089    34,078        27,926    27,926    39,654
     14          19,799            3,869     3,869    34,078        12,228    12,228    34,078        30,472    30,472    42,052
     15          20,789            3,318     3,318    34,078        12,345    12,345    34,078        33,256    33,256    44,563
     16          21,829            2,728     2,728    34,078        12,438    12,438    34,078        36,302    36,302    47,192
     17          22,920            2,090     2,090    34,078        12,500    12,500    34,078        39,622    39,622    50,716
     18          24,066            1,396     1,396    34,078        12,526    12,526    34,078        43,242    43,242    54,485
     19          25,270              637       637    34,078        12,509    12,509    34,078        47,189    47,189    58,514
     20          26,533              -         -         -          12,442    12,442    34,078        51,493    51,493    62,822
     25          33,864              -         -         -          11,039    11,039    34,078        79,520    79,520    92,244
     30          43,219              -         -         -           6,164     6,164    34,078       122,979   122,979   131,588
     35          55,160              -         -         -             -         -         -         191,437   191,437   201,009

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future gross annual investment rates of return. Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the Sub-Accounts. The death benefit, Account Values and Surrender Values for a Contract would be different from those shown if the actual gross annual rates of return averaged 0%, 6% and 12% over a period of years, but varied above or below that average during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

                               Modified Single Payment Combination Fixed and Variable Life Insurance

           Male Nonsmoker                                                      $10,000 Initial Purchase Payment
           Issue Age 45                                                        $34,078 Initial Insurance Amount

                                                                 Current Charges Basis

                               Assumed Gross Annual Investment   Assumed Gross Annual Investment   Assumed Gross Annual Investment
                                 Return of 0.00% (-0.85% Net)       Return of 6.00% (5.15% Net)       Return of 12.00% (11.15% Net)
                                 ----------------------------       ---------------------------       ----------------------------
                 Payments
    End of     Accumulated
   Contract   at 5% Interest     Account   Surrender   Death       Account   Surrender   Death       Account   Surrender   Death
    Year        Per Year          Value     Value     Benefit       Value     Value     Benefit       Value     Value     Benefit
    ----        --------          -----     -----     -------       -----     -----     -------       -----     -----     -------
      1          10,500             9,685     8,745    34,078       10,271     9,331    34,078        10,857     9,917    34,078
      2          11,025             9,340     8,400    34,078       10,507     9,567    34,078        11,743    10,803    34,078
      3          11,576             9,007     8,167    34,078       10,751     9,911    34,078        12,706    11,866    34,078
      4          12,155             8,684     7,944    34,078       11,001    10,261    34,078        13,751    13,011    34,078
      5          12,763             8,372     7,732    34,078       11,257    10,617    34,078        14,886    14,246    34,078
      6          13,401             8,069     7,529    34,078       11,521    10,981    34,078        16,117    15,577    34,078
      7          14,071             7,775     7,435    34,078       11,792    11,452    34,078        17,455    17,115    34,078
      8          14,775             7,491     7,491    34,078       12,070    12,070    34,078        18,907    18,907    34,078
      9          15,513             7,255     7,255    34,078       12,396    12,396    34,078        20,526    20,526    34,078
     10          16,289             7,026     7,026    34,078       12,732    12,732    34,078        22,285    22,285    34,987
     11          17,103             6,839     6,839    34,078       13,142    13,142    34,078        24,315    24,315    36,473
     12          17,959             6,656     6,656    34,078       13,565    13,565    34,078        26,531    26,531    38,735
     13          18,856             6,479     6,479    34,078       14,002    14,002    34,078        28,948    28,948    41,107
     14          19,799             6,306     6,306    34,078       14,453    14,453    34,078        31,588    31,588    43,592
     15          20,789             6,138     6,138    34,078       14,919    14,919    34,078        34,474    34,474    46,195
     16          21,829             5,974     5,974    34,078       15,400    15,400    34,078        37,631    37,631    48,920
     17          22,920             5,814     5,814    34,078       15,896    15,896    34,078        41,073    41,073    52,573
     18          24,066             5,659     5,659    34,078       16,408    16,408    34,078        44,825    44,825    56,480
     19          25,270             5,508     5,508    34,078       16,937    16,937    34,078        48,917    48,917    60,657
     20          26,533             5,361     5,361    34,078       17,482    17,482    34,078        53,379    53,379    65,122
     25          33,864             4,683     4,683    34,078       20,486    20,486    34,078        82,561    82,561    95,771
     30          43,219             4,091     4,091    34,078       24,005    24,005    34,078       127,873   127,873   136,824
     35          55,160             3,574     3,574    34,078       28,130    28,130    34,078       199,055   199,055   209,007

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future gross annual investment rates of return. Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the Sub-Accounts. The death benefit, Account Values and Surrender Values for a Contract would be different from those shown if the actual gross annual rates of return averaged 0%, 6% and 12% over a period of years, but varied above or below that average during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

                               Modified Single Payment Combination Fixed and Variable Life Insurance

           Female Nonsmoker                                                      $10,000 Initial Purchase Payment
           Issue Age 55                                                        $29,068 Initial Insurance Amount

                                                                 Current Charges Basis

                               Assumed Gross Annual Investment   Assumed Gross Annual Investment   Assumed Gross Annual Investment
                                 Return of 0.00% (-0.85% Net)       Return of 6.00% (5.15% Net)       Return of 12.00% (11.15% Net)
                                 ----------------------------       ---------------------------       ----------------------------
                 Payments
    End of     Accumulated
   Contract   at 5% Interest     Account   Surrender   Death       Account   Surrender   Death       Account   Surrender   Death
    Year        Per Year          Value     Value     Benefit       Value     Value     Benefit       Value     Value     Benefit
    ----        --------          -----     -----     -------       -----     -----     -------       -----     -----     -------
      1          10,500            9,685    8,745     29,068         10,271     9,331    29,068       10,857     9,917     29,068
      2          11,025            9,340    8,400     29,068         10,507     9,567    29,068       11,743    10,803     29,068
      3          11,576            9,007    8,167     29,068         10,751     9,911    29,068       12,706    11,866     29,068
      4          12,155            8,684    7,944     29,068         11,001    10,261    29,068       13,751    13,011     29,068
      5          12,763            8,372    7,732     29,068         11,257    10,617    29,068       14,886    14,246     29,068
      6          13,401            8,069    7,529     29,068         11,521    10,981    29,068       16,117    15,577     29,068
      7          14,071            7,775    7,435     29,068         11,792    11,452    29,068       17,455    17,115     29,068
      8          14,775            7,491    7,491     29,068         12,070    12,070    29,068       18,907    18,907     29,068
      9          15,513            7,255    7,255     29,068         12,396    12,396    29,068       20,526    20,526     29,068
     10          16,289            7,026    7,026     29,068         12,732    12,732    29,068       22,294    22,294     29,068
     11          17,103            6,839    6,839     29,068         13,142    13,142    29,068       24,365    24,365     29,238
     12          17,959            6,656    6,656     29,068         13,565    13,565    29,068       26,646    26,646     31,708
     13          18,856            6,479    6,479     29,068         14,002    14,002    29,068       29,138    29,138     34,383
     14          19,799            6,306    6,306     29,068         14,453    14,453    29,068       31,861    31,861     37,277
     15          20,789            6,138    6,138     29,068         14,919    14,919    29,068       34,836    34,836     40,410
     16          21,829            5,974    5,974     29,068         15,400    15,400    29,068       38,086    38,086     43,799
     17          22,920            5,814    5,814     29,068         15,896    15,896    29,068       41,645    41,645     47,059
     18          24,066            5,659    5,659     29,068         16,408    16,408    29,068       45,546    45,546     50,556
     19          25,270            5,508    5,508     29,068         16,937    16,937    29,068       49,824    49,824     54,309
     20          26,533            5,361    5,361     29,068         17,482    17,482    29,068       54,524    54,524     58,341
     25          33,864            4,683    4,683     29,068         20,486    20,486    29,068       85,547    85,547     89,824
     30          43,219            4,091    4,091     29,068         24,005    24,005    29,068      132,922   132,922    139,568
     35          55,160            3,574    3,574     29,068         28,130    28,130    29,536      205,566   205,566    215,845

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future gross annual investment rates of return. Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the Sub-Accounts. The death benefit, Account Values and Surrender Values for a Contract would be different from those shown if the actual gross annual rates of return averaged 0%, 6% and 12% over a period of years, but varied above or below that average during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

                               Modified Single Payment Combination Fixed and Variable Life Insurance

           Female Nonsmoker                                                      $10,000 Initial Purchase Payment
           Issue Age 55                                                        $29,068 Initial Insurance Amount

                                                                 Maximum Charges Basis

                               Assumed Gross Annual Investment   Assumed Gross Annual Investment   Assumed Gross Annual Investment
                                 Return of 0.00% (-0.85% Net)       Return of 6.00% (5.15% Net)       Return of 12.00% (11.15% Net)
                                 ----------------------------       ---------------------------       ----------------------------
                 Payments
    End of     Accumulated
   Contract   at 5% Interest     Account   Surrender   Death       Account   Surrender   Death       Account   Surrender   Death
    Year        Per Year          Value     Value     Benefit       Value     Value     Benefit       Value     Value     Benefit
    ----        --------          -----     -----     -------       -----     -----     -------       -----     -----     -------
      1         10,500            9,598     8,658      29,068       10,185      9,245    29,068       10,772     9,832    29,068
      2         11,025            9,155     8,215      29,068       10,326      9,386    29,068       11,567    10,627    29,068
      3         11,576            8,712     7,872      29,068       10,465      9,625    29,068       12,435    11,595    29,068
      4         12,155            8,267     7,527      29,068       10,601      9,861    29,068       13,382    12,642    29,068
      5         12,763            7,819     7,179      29,068       10,733     10,093    29,068       14,416    13,776    29,068
      6         13,401            7,367     6,827      29,068       10,859     10,319    29,068       15,547    15,007    29,068
      7         14,071            6,905     6,565      29,068       10,977     10,637    29,068       16,784    16,444    29,068
      8         14,775            6,430     6,430      29,068       11,082     11,082    29,068       18,136    18,136    29,068
      9         15,513            5,975     5,975      29,068       11,212     11,212    29,068       19,661    19,661    29,068
     10         16,289            5,496     5,496      29,068       11,325     11,325    29,068       21,335    21,335    29,068
     11         17,103            5,016     5,016      29,068       11,476     11,476    29,068       23,296    23,296    29,068
     12         17,959            4,504     4,504      29,068       11,609     11,609    29,068       25,469    25,469    30,308
     13         18,856            3,959     3,959      29,068       11,724     11,724    29,068       27,851    27,851    32,865
     14         19,799            3,378     3,378      29,068       11,819     11,819    29,068       30,454    30,454    35,631
     15         20,789            2,755     2,755      29,068       11,889     11,889    29,068       33,298    33,298    38,626
     16         21,829            2,080     2,080      29,068       11,930     11,930    29,068       36,404    36,404    41,865
     17         22,920            1,337     1,337      29,068       11,929     11,929    29,068       39,807    39,807    44,981
     18         24,066              506       506      29,068       11,875     11,875    29,068       43,535    43,535    48,324
     19         25,270              -         -           -         11,753     11,753    29,068       47,624    47,624    51,910
     20         26,533              -         -           -         11,546     11,546    29,068       52,116    52,116    55,765
     25         33,864              -         -           -          8,534      8,534    29,068       81,769    81,769    85,858
     30         43,219              -         -           -            -          -         -        127,017   127,017   133,368
     35         55,160              -         -           -            -          -         -        193,852   193,852   203,545

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future gross annual investment rates of return. Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the Sub-Accounts. The death benefit, Account Values and Surrender Values for a Contract would be different from those shown if the actual gross annual rates of return averaged 0%, 6% and 12% over a period of years, but varied above or below that average during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

                               Modified Single Payment Combination Fixed and Variable Life Insurance

           Male Nonsmoker                                                      $10,000 Initial Purchase Payment
           Issue Age 65                                                        $18,552 Initial Insurance Amount

                                                                 Current Charges Basis

                               Assumed Gross Annual Investment   Assumed Gross Annual Investment   Assumed Gross Annual Investment
                                 Return of 0.00% (-0.85% Net)       Return of 6.00% (5.15% Net)       Return of 12.00% (11.15% Net)
                                 ----------------------------       ---------------------------       ----------------------------
                 Payments
    End of     Accumulated
   Contract   at 5% Interest     Account   Surrender   Death       Account   Surrender   Death       Account   Surrender   Death
    Year        Per Year          Value     Value     Benefit       Value     Value     Benefit       Value     Value     Benefit
    ----        --------          -----     -----     -------       -----     -----     -------       -----     -----     -------
      1         10,500            9,685     8,745     18,552       10,271      9,331    18,552        10,857      9,917    18,552
      2         11,025            9,340     8,400     18,552       10,507      9,567    18,552        11,743     10,803    18,552
      3         11,576            9,007     8,167     18,552       10,751      9,911    18,552        12,706     11,866    18,552
      4         12,155            8,684     7,944     18,552       11,001     10,261    18,552        13,751     13,011    18,552
      5         12,763            8,372     7,732     18,552       11,257     10,617    18,552        14,886     14,246    18,552
      6         13,401            8,069     7,529     18,552       11,521     10,981    18,552        16,117     15,577    18,552
      7         14,071            7,775     7,435     18,552       11,792     11,452    18,552        17,455     17,115    19,724
      8         14,775            7,491     7,491     18,552       12,070     12,070    18,552        18,907     18,907    20,986
      9         15,513            7,255     7,255     18,552       12,396     12,396    18,552        20,534     20,534    22,382
     10         16,289            7,026     7,026     18,552       12,732     12,732    18,552        22,318     22,318    23,880
     11         17,103            6,839     6,839     18,552       13,142     13,142    18,552        24,401     24,401    25,621
     12         17,959            6,656     6,656     18,552       13,565     13,565    18,552        26,669     26,669    28,003
     13         18,856            6,479     6,479     18,552       14,002     14,002    18,552        29,138     29,138    30,595
     14         19,799            6,306     6,306     18,552       14,453     14,453    18,552        31,823     31,823    33,414
     15         20,789            6,138     6,138     18,552       14,919     14,919    18,552        34,741     34,741    36,478
     16         21,829            5,974     5,974     18,552       15,400     15,400    18,552        37,910     37,910    39,806
     17         22,920            5,814     5,814     18,552       15,896     15,896    18,552        41,365     41,365    43,433
     18         24,066            5,659     5,659     18,552       16,408     16,408    18,552        45,134     45,134    47,390
     19         25,270            5,508     5,508     18,552       16,937     16,937    18,552        49,246     49,246    51,709
     20         26,533            5,361     5,361     18,552       17,482     17,482    18,552        53,733     53,733    56,420
     25         33,864            4,683     4,683     18,552       20,486     20,486    21,510        83,100     83,100    87,255
     30         43,219            4,091     4,091     18,552       24,050     24,050    24,290       128,754    128,754   130,041
     35         55,160            3,574     3,574     18,552       28,221     28,221    28,504       199,400    199,400   201,394

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future gross annual investment rates of return. Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the Sub-Accounts. The death benefit, Account Values and Surrender Values for a Contract would be different from those shown if the actual gross annual rates of return averaged 0%, 6% and 12% over a period of years, but varied above or below that average during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

                               Modified Single Payment Combination Fixed and Variable Life Insurance

           Male Nonsmoker                                                      $10,000 Initial Purchase Payment
           Issue Age 65                                                        $18,552 Initial Insurance Amount

                                                                 Maximum Charges Basis

                               Assumed Gross Annual Investment   Assumed Gross Annual Investment   Assumed Gross Annual Investment
                                 Return of 0.00% (-0.85% Net)       Return of 6.00% (5.15% Net)       Return of 12.00% (11.15% Net)
                                 ----------------------------       ---------------------------       ----------------------------
                 Payments
    End of     Accumulated
   Contract   at 5% Interest     Account   Surrender   Death       Account   Surrender   Death       Account   Surrender   Death
    Year        Per Year          Value     Value     Benefit       Value     Value     Benefit       Value     Value     Benefit
    ----        --------          -----     -----     -------       -----     -----     -------       -----     -----     -------
      1         10,500            9,504     8,564     18,552       10,093     9,153     18,552        10,683      9,743    18,552
      2         11,025            8,944     8,004     18,552       10,127     9,187     18,552        11,382     10,442    18,552
      3         11,576            8,355     7,515     18,552       10,139     9,299     18,552        12,149     11,309    18,552
      4         12,155            7,731     6,991     18,552       10,126     9,386     18,552        12,994     12,254    18,552
      5         12,763            7,066     6,426     18,552       10,083     9,443     18,552        13,932     13,292    18,552
      6         13,401            6,348     5,808     18,552       10,005     9,465     18,552        14,979     14,439    18,552
      7         14,071            5,566     5,226     18,552        9,883     9,543     18,552        16,157     15,817    18,552
      8         14,775            4,702     4,702     18,552        9,706     9,706     18,552        17,485     17,485    19,408
      9         15,513            3,779     3,779     18,552        9,505     9,505     18,552        18,990     18,990    20,699
     10         16,289            2,733     2,733     18,552        9,228     9,228     18,552        20,639     20,639    22,084
     11         17,103            1,550     1,550     18,552        8,905     8,905     18,552        22,566     22,566    23,694
     12         17,959              187       187     18,552        8,475     8,475     18,552        24,663     24,663    25,897
     13         18,856                -         -          -        7,915     7,915     18,552        26,946     26,946    28,294
     14         19,799                -         -          -        7,196     7,196     18,552        29,430     29,430    30,901
     15         20,789                -         -          -        6,276     6,276     18,552        32,129     32,129    33,735
     16         21,829                -         -          -        5,100     5,100     18,552        35,059     35,059    36,812
     17         22,920                -         -          -        3,586     3,586     18,552        38,238     38,238    40,150
     18         24,066                -         -          -        1,621     1,621     18,552        41,681     41,681    43,765
     19         25,270                -         -          -            -         -          -        45,404     45,404    47,674
     20         26,533                -         -          -            -         -          -        49,425     49,425    51,896
     25         33,864                -         -          -            -         -          -        74,654     74,654    78,387
     30         43,219                -         -          -            -         -          -       113,670    113,670   114,807
     35         55,160                -         -          -            -         -          -       174,106    174,106   175,847

We emphasize that the assumed gross annual investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future gross annual investment rates of return. Actual gross annual rates of return may be more or less than those shown and will depend on a number of factors, including investment allocations made to the Sub-Accounts. The death benefit, Account Values and Surrender Values for a Contract would be different from those shown if the actual gross annual rates of return averaged 0%, 6% and 12% over a period of years, but varied above or below that average during the period. They would also be different if you take a loan or withdrawal during the period of time illustrated. No representation can be made that those assumed gross annual rates of return can be achieved for any one year or sustained over any period of time.

                                     Part II
                             Additional Information


Additional Information about Sage Life Assurance of America, Inc.

History and Business

Ownership
---------

     Sage Life was incorporated under the laws of the state of Delaware in 1981. The Company is authorized to write general life insurance and fixed and variable annuity contracts in all states except New York, and also is licensed to conduct variable life insurance business in a majority of states.

     Fidelity Mutual Life Insurance Company, a Pennsylvania insurer, sponsored the Company's formation in 1981 under the name of Fidelity Standard Life Insurance Company ("Fidelity Life"). Security First Life Insurance Company "Security First" of Los Angeles, California acquired Fidelity Life in December 1984. In January 1997, Sage Insurance Group, Inc. ("Sage Insurance Group") (formerly Finplan Investment Corp.), a Delaware corporation and an indirect subsidiary of Sage Group Limited ("Sage Group"), a South African corporation and the Company's ultimate parent, acquired Fidelity Life. The Company changed to its present name in September 1997. In December 1998, Sage Insurance Group formed a new company, Sage Life Holdings of America, Inc. ("Sage Life Holdings"), to act as the new immediate parent of the Company. The transaction is discussed more fully in the section below entitled "Holding Company Structure and Background."

Prior Business Operations
-------------------------

     As a Security First subsidiary, the Company specialized in the marketing of annuities qualifying under Section 403(b) of the Code. Under an assumption reinsurance agreement, Fidelity Life's annuity business was irrevocably transferred to Security First in January 1997 except for a small number of contracts. During 1998, Security First assumption reinsured all of the remaining annuity business of Fidelity Life. Security First is now a subsidiary of The Metropolitan Life Insurance Company.

Holding Company Structure and Background
-----------------------------------------

     We are an indirect, wholly owned subsidiary of Sage Insurance Group, which is a holding company for us and affiliated entities conducting life and annuity insurance business in the United States. We also are an indirect, wholly owned subsidiary of Sage Group, a corporation quoted on the Johannesburg Stock Exchange. Sage Group is a holding company with a thirty-year history of extensive operating experience in mutual funds, life assurance and investment management. Sage Group has directly and indirectly engaged in insurance marketing activities in the United States since 1977 through its financial interests in Independent Financial Marketing Group Inc., a financial planning and bank insurance marketing company. Sage Group sold its interest in Independent Financial Marketing Group in March 1996 to the Liberty Financial Companies of Boston.

     Sage Group entered into an agreement with Swiss Re Life and Health America, Inc. ("Swiss Re") on December 1, 1998, whereby Swiss Re will enter into reinsurance arrangements with us. In addition, Swiss Re invested $12.5 million in non-voting non-redeemable cumulative preferred stock in a newly formed company, Sage Life Holdings, that became our immediate parent and a wholly-owned subsidiary of Sage Insurance Group. It is anticipated that during the third quarter of 1999, Swiss Re will exchange part of its preferred stock for a voting interest of not more than 9.9% in Sage Life Holdings. Swiss Re's ultimate parent is Swiss Reinsurance Company, Switzerland, one of the world's largest life and health reinsurance groups. The arrangements contemplated by the agreement may be subject to regulatory approval.

Selected Financial Data

     We cannot compare our historical financial results for the calendar year 1996 and all prior years, to the results for the years 1997, 1998 and 1999 due to the substantial change in our business operations. We effectively disposed of all in-force business existing as of December 31, 1996 and, therefore, on January 1, 1997, had no insurance liabilities under any of our policies other than the small number of policies that were not 100% assumption reinsured to our former parent company. We subsequently novated these insurance liabilities during 1998. Effectively, therefore, since January 1997, we became comparable to a new company that had not yet begun its business activities.

     We present the following selected financial data as of June 30, 1999 and 1998 and the six months then ended, which have been derived from unaudited financial statements and include all adjustments (consisting only of normal recurring accruals) that the Company considers necessary for a fair presentation of such financial information for those periods. We also present selected financial data as of December 31, 1998 and 1997 and for the years then ended, which have been derived from our audited financial statements. Please read the information below along with the financial statements, including related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" we included elsewhere in this Prospectus.

                              Selected Financial Data
                                  (in thousands)

                                      Six months ended     Six months ended       Year ended       Year ended
                                          June 30,             June 30,          December 31,     December 31,
                                            1999                 1998                1998             1997
                                     -------------------  -------------------  ----------------  ---------------
Income Statement Data:
Revenues:
Net investment income                           $   647              $   685           $ 1,244          $   989
Other income                                         15                    -                 -                -
                                                -------              -------           -------          -------
Total revenue                                       662                  685             1,244              989

Expenses:
Amortization expense                                117                  183               549              325
General and administrative expenses               2,394                1,000             1,264            1,016
                                                -------              -------           -------          -------
Total expenses                                    2,511                1,183             1,813            1,341

Loss from operations before                      (1,849)                (498)             (569)            (352)
 income taxes

Income tax expense                                -                      -                 -                -
                                                -------              -------           -------          -------
Net loss before cumulative                       (1,849)                (498)             (569)            (352)
 effect adjustment

Cumulative effect adjustment/1/                  (4,269)                 -                 -                -
                                                -------              -------           -------          -------

Net loss                                        $(6,118)             $  (498)          $  (569)         $  (352)
                                                =======              =======           =======          =======

Balance Sheet Data:
Total Assets                                    $31,452              $34,815           $36,542          $36,689

Total Stockholder's Equity                      $31,342              $34,546           $36,472          $33,202

/1/ Represents the adaption of SOP 98-5, "Reporting on the Costs of Start-up Activities" (SOP 98-05) on January 1, 1999.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction
------------

     The following discussion highlights the significant factors that influence our operations. Please read this discussion along with our financial statements and the related notes included in this Prospectus.

History and Business Overview
-----------------------------

     During February 1999, we began to market our new variable annuities. Sage Insurance Group acquired the Company on December 31, 1996, and since that date, we have prepared for the recommencement of our insurance underwriting and marketing activities. (Before the acquisition of the Company, all new business production and marketing ended in October 1996.) We totally reengineered our products, systems and administration since the change of ownership. All of our current senior management are experienced in the insurance industry (either in the United States or in South Africa). We recruited most of the senior management team since January 1997. Our ongoing business strategy is to focus on the development, underwriting, and marketing of variable annuity and variable life insurance products. Our obligations under these contracts are supported by
(1) variable accounts -- determined by the value of investments held in separate accounts, and (2) fixed accounts -- backed by investments held in separate accounts. We may not use the assets of these separate accounts that equal the reserves and other liabilities supporting the contracts to which they relate, to pay any of our other obligations or creditors. Currently, we anticipate distributing the contracts through banks. We anticipate that, over the long-term, our distribution channels will expand to include wirehouses, regional broker-dealers, and financial planners.

Results of Operations
---------------------

     Net losses for the six months ended June 30, 1999 and 1998 were $6,118,543 and $497,973, respectively. During the first six months of 1999 and 1998, investment income was $646,840 and $685,360, respectively. Management fees earned from invested assets have produced income of $15,517 during 1999. Annuity charges and fee income for 1999 are $134. Effective investment yields for our General Account were 5.4% for the six months ended June 30, 1999 and 5.2% for the six months ended June 30, 1998.


     Insurance expenses and taxes for the six months ended June 30, 1999 were $891,359 and $1,000,321 for the corresponding period during 1998. In accordance with SOP 98-5, development costs of $1,502,953 were expensed during 1999. Prior to this year, all development costs were capitalized and amortized. In addition, the adoption of SOP 98-5 resulted in a cumulative effect adjustment in the amount of $4,269,488 being deducted from earnings. This amount was the amount of unamortized development costs as of January 1, 1999.


    Net losses for the years ended December 31, 1998 and 1997 were $568,974, and $351,786, respectively. As the Company was not underwriting or marketing insurance products, all revenue for 1998 and 1997 was derived from investing activities. Effective investment yields for our General Account were

5.1% for the year ended December 31, 1998, and 5.4% for the year ended December 31, 1997. General expenses incurred in financing our daily activities more than offset investment revenue.

Liquidity and Capital Resources
-------------------------------

     Since the beginning of 1997, we have needed money primarily to develop our insurance products and related infrastructure, and to fund our daily operations. We have met our cash needs through interest income and capital contributions from Sage Insurance Group.

     During 1999, we expect our cash needs will continue to increase as we have begun our underwriting and marketing activities. As discussed below, we intend to enter into a reinsurance arrangement with Swiss Re that will provide an additional source of cash. We still anticipate that we will be unable to meet all of our liquidity requirements in 1999 without capital contributions from Sage Insurance Group. However, as discussed above, Swiss Re has made an equity investment in a newly formed holding company that will provide an additional source of funds to us for new business expenses. In addition, although not required to do so, we believe that Sage Insurance Group will continue to provide capital to us for our non-recurring costs associated with new products and business development during 1999. Our future marketing efforts could be hampered in the unlikely event that Swiss Re, Sage Insurance Group and/or their affiliates are unwilling to commit additional funding.

Segment Information
-------------------

     We currently plan to conduct our business as a single segment, and anticipate that this segment will eventually include all of the following products:

     .   Combination fixed and variable deferred annuities.
     .   Combination fixed and variable immediate annuities.
     .   Combination fixed and variable life insurance products.

Reinsurance
-----------

     We intend to enter into a coinsurance reinsurance arrangement with Swiss Re, pursuant to which Swiss Re will reinsure a significant portion of our liabilities under our variable insurance contracts. This arrangement will provide additional capacity for growth of our variable insurance business.

     In addition, we intend to reinsure certain mortality risks associated with the guaranteed minimum death benefit and accidental death benefit features of the Contracts. We intend to use only highly rated reinsurance companies to reinsure these risks.

     Reinsurance does not relieve us from our obligations to Owners. We remain primarily liable to our Owners to the extent that any reinsurer does not meet its obligations under the reinsurance agreements.

Reserves
--------

     The insurance laws and regulations under which we operate obligate us to carry on our books, as liabilities, actuarially determined reserves to meet our obligations on outstanding Contracts. We base our reserves involving life contingencies on mortality tables in general use in the United States. Where applicable, we compute our reserves to equal amounts which, together with interest on such reserves computed annually at certain assumed rates, will be sufficient to meet our Contract obligations at their maturities or in the event of the Owner's death. In the financial statements included in this Prospectus, all reserves have been determined in accordance with generally accepted accounting principles. As previously noted, all of Fidelity Life's existing annuity business has been irrevocably transferred to Security First, resulting in no remaining contract obligations at December 31, 1998.

Investments
-----------

     We invested our General Account cash and invested assets of $24.4 million, $25.5 million, and 25.4 million at June 30, 1999 and December 31, 1998 and 1997, respectively, entirely in investment grade securities and money market funds.
It is our stated policy to refrain from investing in securities having speculative characteristics. Our entire portfolio is classified as available-for-sale, and is reported at fair value, with resulting unrealized gains or losses included as a separate component of stockholder's equity.

Dividend Restrictions
---------------------

     We are subject to state regulatory restrictions that limit the maximum amount of dividends payable. Subject to certain net income carryforward provisions described below, we must obtain approval of the Insurance Commissioner of the State of Delaware to pay, in any 12-month period, "extraordinary" dividends which are defined as those in excess of the greater of 10% of surplus as regard to shareholders as of the prior year-end and statutory net income less realized capital gains for such prior year. We may pay dividends only out of unassigned surplus. In addition, we must provide notice to the Insurance Commissioner of the State of Delaware of all dividends and other distributions to shareholders within five business days after declaration and at least ten days prior to payment. At December 31, 1998 the maximum amount of dividends we could have paid out to our parent without prior approval from state regulatory authorities was $2,310,910.

New Accounting Standards
------------------------

     As of January 1, 1998, we adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), which establishes new rules for the reporting and display of comprehensive income and its components, consisting of net income and other comprehensive income. SFAS 130 requires us to report separately in stockholder's equity the accumulated balance of other comprehensive income. Our only component of other comprehensive income is net unrealized gains or losses on available-for-sale securities, which we report separately in stockholder's equity. The adoption of SFAS 130 had no impact on our net income or stockholder's equity.

     In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued. SFAS 133 standardizes the accounting for derivative instruments and the derivative portions of certain other contracts that have similar characteristics by requiring that an entity recognize those instruments at fair value. This statement also requires a new method of accounting for hedging transactions, prescribes the types of items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. This statement is effective for fiscal years beginning after June 15, 2000. Earlier adoption is permitted. Upon adoption, the Company will be required to record the cumulative effect adjustment to reflect this accounting change. The Company has not completed its analysis and evaluation of the requirements and impact of this statement.

Competition

     We are engaged in a business that is highly competitive due to the large number of stock and mutual life insurance companies as well as other entities marketing insurance products comparable to our products. There are approximately 1,600 stock, mutual and other types of insurers in the life insurance business in the United States, a substantial number of which are significantly larger than we are. We are unique in that we are one of the few life insurers confining its activities to the marketing of separate account variable insurance products.

Transactions with Sage Insurance Group

     In 1997, we entered into a Cost Sharing Agreement with Sage Insurance Group to share personnel costs, office rent, and equipment costs. These costs are allocated between the companies based upon the estimated time worked, square footage of space utilized and upon monitored usage of the equipment, respectively. Under this agreement, we have received $184,962 from Sage Insurance Group for the six months ended June 30, 1999, and we have paid expenses of $79,463 for the six months ended June 30, 1998. For the year ended December 31, 1998, we have received $151,348 for Sage Insurance Group and paid $76,048 for the year ended December 31, 1997. In addition, Sage Insurance Group provides funds to us to meet various operating expenses. We pay these amounts back to Sage Insurance Group at the end of each quarter.

     Sage Insurance Group has also incurred expenditures in connection with the costs of establishing new systems, new products, and premises for us. The amount of these developmental costs paid for by companies affiliated with Sage Life on June 30, 1999, December 31, 1998, and December 31, 1997 were $1,502,953,
$3,270,219, and $1,404,558, respectively. Sage Insurance Group regards these expenditures as being of a developmental nature and does not intend to recover these expenditures from us. Accordingly, these expenditures have been reflected as contributed capital in our financial statements.

Employees

     Due to our business strategy of outsourcing our primary administrative and investment functions to organizations that specialize in these areas, the number of full time personnel we employ is limited. As of June 30, 1999, we had 18 employees. As of December 31, 1998, we had 14 employees.

Properties

     Our executive office is located at 300 Atlantic Street, in Stamford, Connecticut, where we maintain our primary corporate records. We maintain customer records at our Customer Service Center.

     Sage Insurance Group leases our office space. We reimburse Sage Insurance Group for the office space under the Cost Sharing Agreement described above.

State Regulation

     We are subject to the laws of the State of Delaware governing insurance companies and to the regulations of the Delaware Department of Insurance (the "Insurance Department"). We file a detailed financial statement in the prescribed form (the "Statement") with the Insurance Department each year covering our operations for the preceding year and our financial condition as of the end of that year. Regulation by the Insurance Department means that the Insurance Department may examine us and our books and records to determine, among other things, whether contract liabilities and reserves as we state them are correct. The Insurance Department, under the auspices of the National Association of Insurance Commissioners ("NAIC"), will periodically conduct a full examination of our operations.

     In addition, we are subject to regulation under the insurance laws of all jurisdictions in which we operate. The laws of the various jurisdictions establish supervisory agencies with broad administrative powers with respect to various matters, including licensing to transact business, overseeing trade practices, licensing agents, approving contract forms, establishing reserve requirements, fixing maximum interest rates on life insurance contract loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. We must file the Statement with supervisory agencies in each of the jurisdictions in which we do business, and our operations and accounts are subject to examination by these agencies at regular intervals.

     The NAIC has adopted several regulatory initiatives designed to improve the surveillance and financial analysis regarding the solvency of insurance companies in general. These initiatives include the development and implementation of a risk-based capital formula for determining adequate levels of capital and surplus. Insurance companies are required to calculate their risk-based capital in accordance with this formula and to include the results in their Statements. We anticipate that these standards will have no significant effect upon us.

     Further, many states regulate affiliated groups of insurers like us and our affiliates, under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of the transfers and payments in relation to the financial positions of the companies involved.

     Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for contract owner losses incurred when other insurance companies have become insolvent. Most of these laws provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

     Although the federal government ordinarily does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Our insurance products are subject to various federal securities laws and regulations. In addition, current and proposed federal measures that may significantly affect the insurance business include:

     .   regulation of insurance company solvency,

     .   employee benefit regulation,

     . removal of barriers preventing banks from engaging in the insurance business,

     .   tax law changes affecting the taxation of insurance companies, and

     . tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

                        Directors and Executive Officers

                                    Position held with the            Other Principal Positions
Name (Age)                          Company/Year Commenced            During Past Five Years
Ronald S. Scowby/1/                 Director, 1/97 to present,        Chairman and Trustee, Sage
Age 60                              Chairman, 2/98 to present         Life Investment Trust, 7/98
                                                                      to present; Director, Sage
                                                                      Life Assurance Company of New
                                                                      York, 5/98 to present; Deputy
                                                                      Chairman 2/98 to present,
                                                                      President, 1/97 to 2/98,
                                                                      Director, 1/97 to present,
                                                                      Sage Insurance Group Inc.;
                                                                      Director, Sage Advisors,
                                                                      Inc., 1/98 to present;
                                                                      President, Chief Executive
                                                                      Officer, Sage Life Assurance
                                                                      of America Inc., 1/97-2/98;
                                                                      Director, Sage Distributors,
                                                                      Inc., 1/98 to present;
                                                                      Director, President, Chief
                                                                      Executive Officer, Sage
                                                                      Management Services (USA),
                                                                      Inc., 6/96 to present; Owner,
                                                                      Sheldon Scowby Resources
                                                                      7/95-6/96; Executive Vice
                                                                      President, Mutual of America
                                                                      Life Insurance Group,
                                                                      6/91-7/95; President, Mutual
                                                                      of America Financial
                                                                      Services, 6/91-7/95

                                    Director, 1/97 to                 President and Trustee, Sage
Robin I. Marsden/1/                 present, President and            Life Investment Trust, 7/98
Age 34                              Chief Executive Officer,          to present; Director, Sage
                                    2/98 to present                   Life Assurance Company of New
                                                                      York, 5/98 to present;
                                                                      Director, President, Sage
                                                                      Advisors, Inc., 1/98 to
                                                                      present; Director, Sage
                                                                      Distributors, Inc., 1/98 to
                                                                      present; Director, 1/97 to
                                                                      present, President and Chief
                                                                      Executive Officer, 2/98 to
                                                                      present, Sage Insurance
                                                                      Group, Inc.; Chief Investment
                                                                      Officer, Sage Life Holdings,
                                                                      Ltd., 11/94 to

                                                                      1/98; Executive-Strategic
                                                                      Developments, Sage Group Ltd.,
                                                                      11/94 to 1/98; Partner and
                                                                      Management Consultant Deloitte
                                                                      & Touche 1/89-10/94

H. Louis Shill/2/                   Director,                         Director, Sage Life Assurance
Age 68                              1/97 to present                   Company of New York, 5/98 to
                                                                      present; Chairman, Sage Life
                                                                      Assurance of America, Inc.
                                                                      1/97 to 2/98; Chairman, Sage
                                                                      Insurance Group, Inc., 1/97
                                                                      to present; Founder,
                                                                      Chairman, Sage Group Limited,
                                                                      1965 to present

Paul C. Meyer/3/                    Director,                         Director, Sage Life Assurance
Age 46                              1/97 to present                   Company of New York 5/98 to
                                                                      present; Partner, Rogers &
                                                                      Wells, 1986 to present

Richard D. Starr/4/                 Director,                         Director, Sage Life Assurance
Age 55                              1/97 to present                   Company of New York, 5/98 to
                                                                      present; President, First
                                                                      Interstate Securities,
                                                                      1/95-12/95; Chairman & Chief
                                                                      Executive Officer, Financial
                                                                      Institutions Group, Inc.,
                                                                      10/78 to present

Mitchell R. Katcher/1/              Director, 12/97 to                Vice President, Sage Life
Age 46                              present, Senior                   Investment Trust, 7/98 to
                                    Executive Vice                    present; Director, Sage Life
                                    President, Chief                  Assurance Company of New
                                    Financial Officer,                York, 5/98 to present;
                                    Chief Actuary                     Director, Treasurer, Sage
                                    5/97 to present                   Advisors, Inc., 1/98 to
                                                                      present; Director, Sage
                                                                      Distributors, Inc., 1/98 to
                                                                      present; Treasurer, 7/97 to
                                                                      present, Senior Executive
                                                                      Vice President, 12/97 to
                                                                      present, Sage Insurance
                                                                      Group, Inc.;  Executive Vice
                                                                      President,
                                                                      Golden American Life
                                                                      Insurance Company, 7/93-2/97.


/1/ The principal business address of these persons is 300 Atlantic Street,
    Stamford, CT  06901.
/2/ Mr. Shill's principal business address is Sage Centre, 10 Fraser Street,
    Johannesburg, South Africa  2000.
/3/ Mr. Meyer's principal business address is 200 Park Avenue, New York, N.Y.
    10166.
/4/ Mr. Starr's principal business address is 22507 SE 47th Place, Issaquah, WA
    98029.

Compensation

    Our executive officers also serve as officers of our parent and of certain affiliated companies. Cost allocations have been made to us as to the time these individuals devoted to their duties with us. No allocation has been made during 1997, 1998 nor 1999 for the services of Mr. Shill. No allocation was made during 1997 for the services of Mr. Marsden.

    The following table includes compensation paid by us for services rendered in all capacities for the years indicated for the Chief Executive Officer and the other Executive Officers compensated more than $100,000 for the year ended December 31, 1998.


                                       Annual Compensation
-------------------------------------------------------------------------------------------------

                                                                                        All Other
       Name and Principal Position             Year         Salary        Bonus        Compensation
       ---------------------------             ----         ------        -----        ------------
Ronald S. Scowby,
Chairman(1)                                         1997     $337,500     $100,000
                                                    1998     $350,000     $100,000             $22,097
Robin I. Marsden,
President and Chief                                 1998     $275,000     $150,000             $20,956
Executive Officer(1)

Mitchell R. Katcher,
Senior Executive                                    1997     $114,583     $265,000
Vice President, Chief                               1998     $250,000     $125,000             $19,037
Financial Officer and Chief
Actuary(1)

(1) All salaries and bonuses are paid by Sage Insurance Group.

    We pay outside directors $12,000 and $2,000 per meeting attended. For the years ended December 31, 1998 and 1997, we paid each outside director $20,000. We do not compensate directors who are officers or employees of ours or our affiliates for serving on the Board. Directors do not receive retirement benefits.

                        Report of Independent Auditors


Board of Directors
Sage Life Assurance of America, Inc.

We have audited the accompanying balance sheets of Sage Life Assurance of America, Inc. (formerly Fidelity Standard Life Insurance Company) as of December 31, 1998 and 1997, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sage Life Assurance of America, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                                   /s/ Ernst & Young LLP
Stamford, Connecticut
February 15, 1999

                     Sage Life Assurance of America, Inc.

                                Balance Sheets



                                                           (Unaudited)    December 31,   December 31,
                                                          June 30, 1999       1998           1997
                                                        ---------------------------------------------
Assets
Investments:
 Fixed maturities available for sale, at fair value
  (amortized cost: 1999 - $16,853,372; 1998 -- $12,967,022
  and 1997 $3,520,393)                                      $16,099,509    $12,992,917    $ 3,595,326
 Short-term investments                                       7,977,060     10,975,402     21,530,888
                                                        ---------------------------------------------
Total investments                                            24,076,569     23,968,319     25,126,214

Cash and cash equivalents                                       372,144      1,531,165        228,605
Accrued investment income                                       206,169        203,425         58,039
Receivable from affiliates                                       15,517                        25,941
Reinsurance recoverable                                               -              -      2,728,284
Goodwill                                                      6,447,900      6,565,134      6,802,300
Development costs                                                     -      4,269,488      1,310,921
Deferred income taxes                                           256,314              -              -
Other assets                                                      5,000          5,000         11,443
Separate account assets                                          72,699                       396,992
                                                        ---------------------------------------------
Total assets                                                $31,452,312    $36,542,531    $36,688,739
                                                        =============================================
Liabilities and stockholder's equity
Liabilities:
 Accrued expenses                                           $    37,784    $    61,670    $   180,442
 Policy liabilities                                                   -              -      2,728,284
 Deferred income taxes                                                -          8,804         26,227
 Amounts payable to affiliates                                        -              -        154,366
 Separate account liabilities                                    72,699              -        396,992
                                                        ---------------------------------------------
Total liabilities                                               110,483         70,474      3,486,311

Stockholder's equity:
 Common stock, $2,500 par value, 1,000 shares
  authorized, issued and outstanding                          2,500,000      2,500,000      2,500,000
 Additional paid-in capital                                  36,378,682     34,875,727     31,005,508
 Retained deficit                                            (7,039,303)      (920,760)      (351,786)
 Accumulated other comprehensive income                        (497,550)        17,090         48,706
                                                        ---------------------------------------------
Total stockholder's equity                                   31,341,829     36,472,057     33,202,428
                                                        ---------------------------------------------

Total liabilities and stockholder's equity                  $31,452,312    $36,542,531    $36,688,739
                                                        =============================================

See accompanying notes to financial statements.

                     Sage Life Assurance of America, Inc.

                           Statements of Operations



                                                (Unaudited)     (Unaudited)
                                                 Six Months      Six Months     Year Ended
                                                   Ended           Ended       December 31,       Year Ended
                                               June 30, 1999   June 30, 1998       1998       December 31, 1997
                                             ------------------------------------------------------------------
Revenues:
Annuity charges and fees                         $       134      $        -     $        -         $         -

Management fees                                       15,517               -              -
Net investment income                                646,840         685,360      1,243,522             989,494
                                                 -----------      ----------     ----------          ----------
     Total Revenues                                  662,491         685,360      1,243,522             989,494

Benefits and Expenses:
Expenses:
   Insurance expenses and taxes                      891,359       1,000,321      1,263,678           1,015,874
   Development expenses                            1,502,953               -              -                   -
   Amortization of goodwill and
        development costs                            117,234         183,012        548,818             325,406
                                                 -----------      ----------     ----------          ----------
     Total Benefits and Expenses                   2,511,546       1,183,333      1,812,496           1,341,280
                                                 -----------      ----------     ----------          ----------

Loss from operations before income taxes          (1,849,055)       (497,973)      (568,974)           (351,786)
     --------
     Income tax expense                                    -               -              -                   -
                                                 -----------      ----------     ----------          ----------

Net loss before cumulative effect adjustment      (1,849,055)       (497,973)      (568,974)           (351,786)

    Cumulative effect adjustment of change
        in accounting for development costs       (4,269,488)
         (net of taxes)                          -----------

Net loss                                         $(6,118,543)     $  497,973)    $ (568,974)         $ (351,786)
                                             ==================================================================
---------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                      Sage Life Assurance of America, Inc.
                       Statements of Stockholder's Equity

                                                                                           Accumulated Other
                                                       Additional                            Comprehensive      (Unaudited)
                                     Common Stock   Paid-In Capital    Retained Deficit         Income             Total
                                   ----------------------------------------------------------------------------------------
Balance at January 1, 1997             $2,500,000         $15,505,508                                           $18,005,508
Net loss                                                                    $  (351,786)                           (351,786)
Change in unrealized gain on
 investments                                                                                       $  48,706         48,706
                                                                                                            ---------------
Comprehensive income                                                                                               (303,080)
Additional capital contributions                           15,500,000                                            15,500,000
                                   ----------------------------------------------------------------------------------------
Balance at December 31, 1997            2,500,000          31,005,508          (351,786)              48,706     33,202,428

Net loss                                                                       (568,974)                           (568,974)
Change in unrealized gain on
 investments                                                                                         (31,616)       (31,616)
                                                                                                            ---------------
Comprehensive income                                                                                               (600,590)
Additional capital contributions                            3,870,219                                             3,870,219
                                   ----------------------------------------------------------------------------------------
Balance at December 31, 1998            2,500,000          34,875,727          (920,760)              17,090     36,472,057

Net loss                                                                     (6,118,543)                         (6,118,543)
Change in unrealized gain on
 investments                                                                                        (514,640)      (514,640)
                                                                                                            ---------------
Comprehensive income                                                                                             (6,633,183)
Additional capital contributions                            1,502,955                                             1,502,955
                                   ----------------------------------------------------------------------------------------
Balance at June 30, 1999               $2,500,000         $36,378,682       $(7,039,303)           $(497,550)   $31,341,829
                                   ========================================================================================


See accompanying notes to financial statements.

                     Sage Life Assurance of America, Inc.
                           Statements of Cash Flows



                                                 (Unaudited)     (Unaudited)
                                                  Six Months      Six Months      Year Ended     Year Ended
                                                    Ended           Ended        December 31     December 31
                                                June 30, 1999   June 30, 1998        1998           1997
                                              --------------------------------------------------------------
Operating activities
 Net loss                                         $(6,118,543)      $(497,973)   $   (568,974)  $   (351,786)
 Adjustments to reconcile net loss to net
  cash (used in) provided by operating
  activities:
   Amortization expense                               117,234         183,012         548,818        325,406
   Development costs paid by parent                 1,502,953               -                              -
   Cumulative effect adjustment                     4,269,488               -                              -
   Changes in:
     Accrued investment income                         (2,744)         (6,985)       (145,386)       (29,638)
     Receivable from affiliates                       (15,517)         25,941          25,941        (25,941)
     Other assets                                    (256,314)        (38,199)          6,443        (11,443)
     Accrued expenses                                 (23,886)        (50,488)       (118,772)       116,216
     Amounts payable to affiliates                          -         (41,226)       (154,366)       154,366
                                              --------------------------------------------------------------
Net cash (used in) provided by operating
 activities                                          (527,329)       (425,918)       (406,296)       177,180

Investing activities
 Purchase of fixed maturity securities            $(3,947,436)              -    $(10,295,783)             -
 Proceeds from sales, maturities and
  repayments of fixed maturity securities              75,212               -         849,153         42,941
 Net sales (purchases) of short-term
  investments                                       3,240,532         357,960      10,555,486    (15,507,987)
                                              --------------------------------------------------------------

Net cash provided by (used in) investing
 activities                                          (631,692)        357,960       1,108,856    (15,465,046)


Financing activities
 Capital contribution from the parent                       -         600,000         600,000     15,500,000
                                              --------------------------------------------------------------
Net cash provided by financing activities                   -         600,000         600,000     15,500,000
                                              --------------------------------------------------------------
(Decrease) increase in cash and cash
 equivalents                                       (1,159,021)        532,042       1,302,560        212,134

Cash and cash equivalents at beginning of
 period                                             1,531,165         228,605         228,605         16,471
                                              --------------------------------------------------------------

Cash and cash equivalents at end of period        $   372,144       $ 760,647    $  1,531,165   $    228,605
                                              ==============================================================

See accompanying notes to financial statements.

                     Sage Life Assurance of America, Inc.

                         Notes to Financial Statements

            For the Six Months Ended June 30, 1999 (Unaudited) and
                    Years Ended December 31, 1998 and 1997


1. Nature of Operations and Significant Accounting Policies

Organization and Operation

Sage Life Assurance of America, Inc. (the "Company") is a wholly-owned subsidiary of Sage Life Holdings of America, Inc. ("SLHA"), which is a wholly-owned indirect subsidiary of Sage Group Limited, a South African company.

Description of Business

Effective December 31, 1996, Sage Insurance Group, Inc. (SIGI) purchased from Security First Life Insurance Company (SFLIC) all of the outstanding stock of Fidelity Standard Life Insurance Company (Fidelity Standard), a Delaware domiciled life insurance company licensed to sell fixed and variable annuity contracts. As a result of the purchase, Fidelity Standard was renamed Sage Life Assurance of America, Inc. Effective October 31, 1996, all new business production and marketing was ceased and Fidelity Standard entered into a modified coinsurance arrangement to cede all of its separate account liabilities to its then parent, SFLIC. The remaining general account liabilities were ceded under a 100% coinsurance arrangement with SFLIC. In connection with the purchase of Fidelity Standard, the Company entered into a service agreement with SFLIC to provide all necessary administrative services for all ceded business. Effective September 1, 1998, all of the in-force business of the Company was novated to SFLIC. There was no gain or loss in connection with the novation. Accordingly, no insurance liabilities exist at December 31, 1998.

The Company is in the process of developing and preparing to market variable annuity and variable life insurance products. The marketing of these products began in the first quarter of 1999. The Company has mutually agreed to enter into a coinsurance reinsurance arrangement with Swiss Re Life & Health America (Swiss Re), pursuant to which Swiss Re will reinsure a significant portion of
the liabilities under the variable insurance contracts.   There were $72,699 of
insurance liabilities at June 30, 1999.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles.

New Accounting Pronouncements

As of January 1, 1998, the Company adopted Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components; however, adoption of this Statement had no impact on the Company's net income or stockholder's equity. Comprehensive income is defined as the change in equity during the financial reporting period of a business

                     Safe Life Assurance of America, Inc.

            For the Six Months Ended June 30, 1999 (Unaudited) and
                     Years Ended December 31, 1998 and 1997

1. Nature of Operations and Significant Accounting Policies (continued)

For the Six Months Ended June 30, 1999 (Unaudited) and enterprise resulting from non-owner sources. The primary element of comprehensive income is the unrealized gains and losses on investments. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued. SFAS 133 standardizes the accounting for derivative instruments and the derivative portions of certain other contracts that have similar characteristics by requiring that an entity recognize those instruments at fair value. This statement also requires a new method of accounting for hedging transactions, prescribes the types of items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. This statement is effective for fiscal years beginning after June 15, 2000. Earlier adoption is permitted. Upon adoption, the Company will be required to record the cumulative effect adjustment to reflect this accounting change. The Company has not completed its analysis and evaluation of the requirements and impact of this statement.

Investments

The Company has classified all of its fixed maturity investments as available-for-sale. Those investments are carried at fair value and changes in unrealized gains and losses are reported as a component of stockholder's equity, net of applicable deferred income taxes. Fair values are determined by quoted market prices.

Short-term investments are carried at cost, which approximates fair value.

Realized gains and losses on disposal of investments are determined by the specific identification method and are included in revenues.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value.

Separate Accounts

The separate account assets and liabilities reported in the accompanying balance sheet represent funds that are separately administered, principally for the benefit of certain policyholders who bear the investment risk. The separate account assets and liabilities are carried at fair value. Revenues and expenses related to the separate account assets and liabilities, to the extent of benefits paid or provided to the separate account policyholders, are excluded from the amounts reported in the accompanying statements of operations. The separate account balances existing at December 31, 1997 were novated to SFLIC effective September 1, 1998. As a result, no separate account assets or
liabilities are reported at December 31, 1998.   As the Company began

                     Sage Life Assurance of America, Inc.

            For the Six Months Ended June 30, 1999 (Unaudited) and
                    Years Ended December 31, 1998 and 1997

1. Nature of Operations and Significant Accounting Policies (continued)

underwriting new business during 1999, separate account assets and liabilities were both $72,699 as of June 30, 1999.

Policy Liabilities

Policy liabilities at December 31, 1997 consisted of deposits received plus credited interest, less accumulated policyholder charges, assessments, and withdrawals related to annuities of a nonguaranteed return nature. Interest crediting rates ranged from 5.5 % to 7.0%. There were no policy liabilities at December 31, 1998 as all in-force business was novated to SFLIC, effective September 1, 1998.

Goodwill

Goodwill represents the excess of the fair value of assets exchanged over the net assets acquired. Goodwill is being amortized on a straight-line basis over thirty years. The carrying value of goodwill is regularly reviewed for indications of impairment in value, which, in the view of management, is other than temporary. Accumulated amortization at June 30, 1999, December 31, 1998 and December 31, 1997 was $586,169, $468,935 and $231,769, respectively.

Development Costs

Prior to the adoption of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5), the Company capitalized certain costs incurred in the development and registration of the Company's insurance products. These development costs were being amortized on a straight line basis over fifteen years. Accumulated amortization at December 31, 1998 and December 31, 1997 was $405,287 and $93,637, respectively.

In April 1998, SOP 98-5 was issued. SOP 98-5 requires entities to charge to expense all start-up costs as incurred. SOP 98-5 is effective for years beginning after December 15, 1998 (i.e., January 1, 1999). In addition, SOP 98-5 requires entities upon adoption to write-off as the cumulative effect of a change in accounting principle any previously unamortized capitalized development costs. Accordingly, the Company wrote-off any unamortized capitalized development costs on January 1, 1999.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                     Safe Life Assurance of America, Inc.

            For the Six Months Ended June 30, 1999 (Unaudited) and
                    Years Ended December 31, 1998 and 1997

Income Taxes

Income taxes are accounted for using the liability method. Using this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

2. Investments

Investments in fixed maturity securities as of June 30, 1999 consisted of the following:

                                                             Gross            Gross
                                                          Unrealized       Unrealized          Fair
                                       Amortized Cost        Gains           Losses            Value
                                     --------------------------------------------------------------------
U.S. Government Obligations                $ 9,304,635          $42,692         $481,380      $ 8,865,947
Corporate Obligations                        7,548,737            4,429          319,604        7,233,562
                                     --------------------------------------------------------------------
                                           $16,853,372          $47,121         $800,984      $16,099,509
                                     ====================================================================

Investments in fixed maturity securities as of December 31, 1998 consisted of the following:

                                                             Gross            Gross
                                                          Unrealized       Unrealized          Fair
                                       Amortized Cost        Gains           Losses            Value
                                     --------------------------------------------------------------------
U.S. Government Obligations                $ 9,356,479          $89,549          $54,974      $ 9,391,054
Corporate Obligations                        3,610,543            4,282           12,962        3,601,863
                                     --------------------------------------------------------------------
                                           $12,967,022          $93,831          $67,936      $12,992,917
                                     ====================================================================

Investments in fixed maturity securities as of December 31, 1997 consisted of the following:

                                                             Gross            Gross
                                                          Unrealized       Unrealized          Fair
                                       Amortized Cost        Gains           Losses            Value
                                     --------------------------------------------------------------------
U.S. Government Obligations                 $3,520,393          $79,120           $4,187       $3,595,326
                                     ====================================================================

The amortized cost and fair value of fixed maturity securities by contractual maturity at December 31, 1998 are summarized below. Actual maturities will differ from contractual maturities because certain borrowers have the right to call or prepay obligations.

                     Safe Life Assurance of America, Inc.

            For the Six Months Ended June 30, 1999 (Unaudited) and
                    Years Ended December 31, 1998 and 1997

2. Investment (continued)


                                               Amortized          Fair
                                                  Cost           Value
                                           --------------------------------

Due after one year through five years           $ 4,750,473     $ 4,811,245
Due after five years through ten years            8,216,549       8,181,672
                                           --------------------------------
Total                                           $12,967,022     $12,992,917
                                           ================================


Investment income by major category of investment for the periods ended June 30, 1999, December 31, 1998, June 30, 1998 and December 31, 1997 is summarized as follows:

                                        June 30,        June 30,          December 31,       December 31,
                                          1999              1998              1998               1997
                               --------------------------------------------------------------------------
Bonds                                    $460,698          $149,255         $  261,781         $  255,778
Short-term investments                    207,221           552,764            787,873            720,556
Cash and cash equivalents                   2,462            16,761            239,700             49,035
                               --------------------------------------------------------------------------
Total investment income                   670,376           718,780          1,289,354          1,025,369
Investment expenses                        23,536            33,420             45,832             35,875
                               --------------------------------------------------------------------------
Net investment income                    $646,840          $685,360         $1,243,522         $  989,494
                               ==========================================================================

At December 31, 1998 and 1997, investment securities with an amortized cost of $6,678,745 and $6,128,048, respectively, and a fair value of $6,623,770 and $6,202,980, respectively, are held by trustees in various amounts in accordance with the statutory requirements of certain states in which the Company is licensed to conduct business.

3. Income Taxes

The Company has filed a separate life insurance company Federal income tax return for the period January 1, 1997 through December 31, 1997. The Company will continue to file a separate life insurance company Federal income tax return through the year 2001. Beginning in the year 2002, the Company will be included in the consolidated Federal income tax return of Sage Holdings (U.S.A.), Inc. and its subsidiaries.

The provision for income taxes varies from the amount which would be computed using the federal statutory income tax rate as follows:

                     Sage Life Assurance of America, Inc.

            For the Six Months Ended June 30, 1999 (Unaudited) and
                    Years Ended December 31, 1998 and 1997

3.  Income Taxes (continued)

                                         June 30, 1999      December 31, 1998   December 31, 1997
                                      -----------------------------------------------------------
Pre-tax loss                                  $(6,118,543)          $(568,974)          $(351,786)
Application of the federal statutory
 tax rate  34%                                  2,080,306            (193,451)           (119,607)
Tax effect of:
 State income taxes                                                         -                 (75)
 Change in valuation allowance                  2,080,306             193,451             119,532
                                      -----------------------------------------------------------
Total income tax provision                    $         -           $       -           $       -
                                      ===========================================================


Significant components of the Company's deferred tax assets and liabilities as of June 30, 1999, December 31, 1998 and December 31, 1997 are as follows:

                                                  June 30, 1999      December 31, 1998   December 31, 1997
                                               -----------------------------------------------------------
Deferred tax assets:
 Net operating loss carryforwards                      $ 2,596,207         $ 1,967,528           $ 756,521
   Unrealized loss on depreciation of                      256,314
   investments
                                                       -----------         -----------           ----------
Total deferred tax assets                                2,852,521           1,967,528             756,521
Deferred tax liabilities:
 Unrealized gain on appreciation of investments                                 (8,804)            (26,227)
 Amortization of goodwill and development costs           (202,918)         (1,654,545)           (636,989)
                                                       -----------         -----------           ----------
Total deferred tax liabilities                            (202,918)         (1,663,349)           (663,216)
Valuation allowance for deferred tax assets             (2,393,289)           (312,983)           (119,532)
                                               -----------------------------------------------------------
Net deferred tax liability                             $   256,314         $    (8,804)          $ (26,227)
                                               ===========================================================

Based upon the lack of historical operating results and the uncertainty of operating earnings in the future, management has determined that it is not more likely than not that the deferred tax assets will be fully recognized. Accordingly, a valuation allowance has been recorded.

At June 30, 1999, the Company has net operating loss carryforwards of $7.6 million which expire through 2019.

                     Sage Life Assurance of America, Inc.

            For the Six Months Ended June 30, 1999 (Unaudited) and
                    Years Ended December 31, 1998 and 1997

4.  Retained Deficit and Dividend Restrictions

Statutory-basis net income and surplus of the Company are as follows:

                                                      June 30,          December 31,       December 31,
                                                        1999                1998               1997
                                               -----------------------------------------------------------
Net (loss)  income                                      $  (241,090)        $    27,002        $    51,133
Surplus                                                  25,367,629          25,609,097         25,017,752

The Company is subject to state regulatory restrictions that limit the maximum amount of dividends payable. Subject to certain net income carryforward provisions as described below, the Company must obtain approval of the Insurance Commissioner of the State of Delaware in order to pay, in any 12-month period, "extraordinary" dividends which are defined as those in excess of the greater of 10% of surplus as regards policyholders as of the prior year-end and statutory net income less realized capital gains for such prior year. Dividends may be paid by the Company only out of earned surplus. In addition, the Company must provide notice to the Insurance Commissioner of the State of Delaware of all dividends and other distributions to shareholders within five business days after declaration and at least ten days prior to payment. At December 31, 1998, the maximum amount of dividends the Company could pay SLHA without prior approval from state regulatory authorities is $2,310,910.

5. Related Party Transactions

In 1997, the Company entered into a Cost Sharing Agreement with Sage Insurance Group, Inc. (SIGI), the parent of SLHA, to share the personnel costs, office rent and equipment costs. These costs are allocated between the companies based upon the estimated time worked, square footage of space utilized and upon monitored usage of the equipment, respectively. Pursuant to this agreement, the Company has received $184,962 from SIGI for the six months ended June 30, 1999, and have paid expenses of $79,463 for the six months ended June 30, 1998. For the year ended December 31, 1998, we have received $151,348 from SIGI and paid $76,048 for the year ended December 31, 1997. In addition, SIGI provides funds to the Company to meet various operating expenses. These amounts are paid back to SIGI at the end of each quarter.

SIGI has also incurred expenditures in connection with the costs of establishing new systems, new products, and premises for us. The amount of development costs paid for by affiliated companies during the six months ended June 30, 1999 were $1,502,953 and for the years ended December 31, 1998 and December 31, 1997 were $3,270,219 and $1,404,558, respectively.

                                  Appendix A

                            Market Value Adjustment

     We will apply a Market Value Adjustment to amounts surrendered, withdrawn, transferred, or borrowed when taken from a Fixed Sub-Account more than 30 days before its Expiration Date. We apply a Market Value Adjustment separately to each Fixed Sub-Account. Surrender charges also may apply.

     For a surrender, withdrawal, transfer or borrowed amount, we will calculate the Market Value Adjustment by applying the factor below to the total amount (including any applicable surrender charge) that must be surrendered, withdrawn, transferred or borrowed in order to provide the amount requested.

[(1+I)/(1+J+.0025)](to the Nth power divided by 365) - 1

Where

     . I is the Index Rate for a maturity equal to the Fixed Sub-Account's Guarantee Period, at the time that we established the Sub-Account;

     . J is the Index Rate for a maturity equal to the time remaining (rounded up to the next full year) in the Fixed Sub-Account's Guarantee Period, at the time of surrender, withdrawal, transfer, or loan; and

     . N is the remaining number of days in the Guarantee Period at the time of calculation.

     We will apply Market Value Adjustments as follows:

     . If the Market Value Adjustment is negative, we first deduct it from any remaining value in the Fixed Sub-Account. We then deduct any remaining negative Market Value Adjustment from the amount you surrender, withdraw, transfer, or borrow.

     . If the Market Value Adjustment is positive, we add it to any remaining value in the Fixed Sub-Account or the amount you surrender. If you withdraw, transfer or borrow the full amount of the Fixed Sub-Account, we add the Market Value Adjustment to the amount you withdraw, transfer, or borrow.

MVA Examples

Example #1:  Surrender -- Example of a Negative Market Value Adjustment

Assume you invest $100,000 in a Fixed Sub-Account with a Guarantee Period of ten years, with a Guaranteed Interest Rate of 7.5% and an Index Rate ("I") of 7.0% based on the U.S. Treasury Constant Maturity Series at the time we established the Sub-Account. You request a surrender three years into the Guarantee Period, the Index Rate based on the U.S. Treasury Constant Maturity Series for a seven-year Guarantee Period ("J") is 8.0% at the time of the surrender, no prior transfers, withdrawals, or loans affecting this Fixed Sub-Account have been made, and no surrender charge is applicable.

Calculate the Market Value Adjustment

    1. The Account Value of the Fixed Sub-Account on the date of surrender is $124,230 ($100,000 x 1.075 to the third power)

    2.   N = 2,555 (365 x 7)

    3.   Market Value Adjustment = $124,230 x {[(1.07)/(1.0825)] to the 2555th
         power divided by 365-1} = -$9,700

Therefore, the amount paid on full surrender is $114,530 ($124,230 - $9,700).


Example #2:   Surrender -- Example of a Positive Market Value Adjustment

Assume you invest $100,000 in a Fixed Sub-Account with a Guarantee Period of ten years, with a Guaranteed Interest Rate of 7.5% and an Index Rate ("I") of 7.0% based on the U.S. Treasury Constant Maturity Series at the time we established the Sub-Account. You request a surrender three years into the Guarantee Period, the Index Rate based on the U.S. Treasury Constant Maturity Series for a seven-year Guarantee Period ("J") is 6.0% at the time of the surrender, no prior transfers, withdrawals, or loans affecting this Fixed Sub-Account have been made, and no surrender charge is applicable.

Calculate the Market Value Adjustment

     1. The Account Value of the Fixed Sub-Account on the date of surrender is $124,230 ($100,000 x 1.075 to the third power)

     2.   N = 2,555 (365 x 7)

     3.   Market Value Adjustment = $124,230 x {[(1.07)/(1.0625)] to the 2555th
          power divided by 365-1} = +$6,270

Therefore, the amount paid on full surrender is $130,500 ($124,230 + $6,270).

Example #3:  Withdrawal -- Example of a Negative Market Value Adjustment

Assume you invest $200,000 in a Fixed Sub-Account with a Guarantee Period of ten years, with a Guaranteed Interest Rate of 7.5% and an Index Rate ("I") of 7.0% based on the U.S. Treasury Constant Maturity Series at the time we established the Sub-Account. You request a withdrawal of $100,000 three years into the Guarantee Period, the Index Rate based on the U.S. Treasury Constant Maturity Series for a seven-year Guarantee Period ("J") is 8.0% at the time of withdrawal, no prior transfers, withdrawals, or loans affecting this Fixed Sub-Account have been made, and no surrender charge is applicable.

Calculate the Market Value Adjustment

     1. The Account Value of the Fixed Sub-Account on the date of withdrawal is $248,459 ($200,000 x 1.075 to the third power).

     2.   N = 2,555 (365 x 7)

     3.   Market Value Adjustment = $100,000 x {[(1.07)/(1.0825)] to the 2555 th
          power divided by 365 -1} = -$7,808

Therefore, the amount of the withdrawal paid is $100,000, as requested. The Fixed Sub-Account will be reduced by the amount of the withdrawal paid ($100,000) and by the Market Value Adjustment ($7,808), for a total reduction in the Fixed Sub-Account of $107,808.

Example #4: Withdrawal -- Example of a Positive Market Value Adjustment

Assume you invest $200,000 in a Fixed Sub-Account with a Guarantee Period of ten years, with a Guaranteed Interest Rate of 7.5% and an initial Index Rate ("I") of 7.0% based on the U.S. Treasury Constant Maturity Series at the time we established the Sub-Account. You request a withdrawal of $100,000 three years into the Guarantee Period, the Index Rate based on the U.S. Treasury Constant Maturity Series for a seven-year Guarantee Period ("J") is 6.0% at the time of the withdrawal, no prior transfers, withdrawals, or loans affecting this Fixed Sub-Account have been made, and no surrender charge is applicable.

Calculate the Market Value Adjustment

     1. The Account Value of the Fixed Sub-Account on the date of withdrawal is $248,459 ($200,000 x 1.075 to the third power)

     2.   N = 2,555 (365 x 7)

     3.   Market Value Adjustment = $100,000 x {[(1.07)/(1.0625)](to the 2555th
          power divided by 365) - 1} =  +$5,047

  Therefore, the amount of the withdrawal paid is $100,000, as requested. The Fixed Sub-Account will be reduced by the amount of the withdrawal paid ($100,000) and increased by the amount of the Market Value Adjustment ($5,047), for a total reduction of $94,953 from your Sub-Accounts to the Loan Account.

                                   Appendix B

                         Dollar-Cost Averaging Program

  Below is an example of how the Dollar-Cost Averaging Program works. Assume that the Dollar-Cost Averaging Program has been elected and that $24,000 is invested in a DCA Fixed Sub-Account with a Guarantee Period of two years and an annual Guaranteed Interest Rate of 6.0%.

                        (1)                (2)                (3)                (4)                (5)
                        ---                ---                ---                ---                ---
                    Beginning of       Dollar Cost                             Interest
Beginning              Month            Averaging        Amount Dollar         Credited         End of Month
Of Month           Account Value      Monthly Factor     Cost Averaged        For Month        Account Value
---------          --------------     --------------     --------------       ---------        --------------
    1                  24,000                  -                  -                117             24,117
    2                  24,117             1 / 24              1,005                112             23,224
    3                  23,224             1 / 23              1,010                108             22,323
    4                  22,323             1 / 22              1,015                104             21,412
    5                  21,412             1 / 21              1,020                 99             20,492
    6                  20,492             1 / 20              1,025                 95             19,562
    7                  19,562             1 / 19              1,030                 90             18,622
    8                  18,622             1 / 18              1,035                 86             17,673
    9                  17,673             1 / 17              1,040                 81             16,715
   10                  16,715             1 / 16              1,045                 76             15,746
   11                  15,746             1 / 15              1,050                 72             14,768
   12                  14,768             1 / 14              1,055                 67             13,780
   13                  13,780             1 / 13              1,060                 62             12,782
   14                  12,782             1 / 12              1,065                 57             11,774
   15                  11,774             1 / 11              1,070                 52             10,756
   16                  10,756             1 / 10              1,076                 47              9,727
   17                   9,727              1 / 9              1,081                 42              8,688
   18                   8,688              1 / 8              1,086                 37              7,639
   19                   7,639              1 / 7              1,091                 32              6,580
   20                   6,580              1 / 6              1,097                 27              5,510
   21                   5,510              1 / 5              1,102                 21              4,429
   22                   4,429              1 / 4              1,107                 16              3,338
   23                   3,338              1 / 3              1,113                 11              2,236
   24                   2,236              1 / 2              1,118                  5              1,124
   25                   1,124              1 / 1              1,124                  -                  -

                                 Note:

                  Column (3) = Column (1) x Column (2)

                  Column (5) = Column (1) - Column (3) + Column(4)

                               Other Information

Undertaking to File Reports

  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


Rule 484 Undertaking

  Sage Life's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except that (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which would involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any personal benefit. Notwithstanding the foregoing, the Articles provide that if the Delaware General Corporation Law is amended to authorize further limitations of the liability of a director or a corporation, then a director of the Company, in addition to circumstances in which a director is not personally liable as set forth in the preceding sentence, shall be held free from liability to the fullest extent permitted by the Delaware General Corporation Law as amended.

  Sage Life's Bylaws provide that the Company shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware.

  Further, Section 145 of Delaware General Corporation Law provides that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had a reasonable cause to believe that his conduct was not unlawful.

  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Representation Pursuant to Section 26(e)(2)(A)

       Sage Life Assurance of America, Inc. hereby represents that the fees and charges deducted under the modified single payment combination fixed and variable life insurance contracts described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Sage Life Assurance of America, Inc.

Contents of Registration Statement

       This Registration Statement comprises the following papers and documents:

       The facing sheet.

       A reconciliation and tie-in of the information shown in the prospectus
       with the items of Form N-8B-2.     N/A

       The prospectus consisting of 102 pages.

       The undertaking to file reports.

       The undertaking pursuant to Rule 484(b) under the Securities Act of 1933.

       The representation pursuant to Section 26(e)(2)(A).

       The signatures.

       Written consents of the following persons:

       James F. Bronsdon
       Ralph Gorter
       Sutherland Asbill & Brennan LLP
       Ernst & Young LLP

     The following exhibits:

     1 A. (1) Resolution of the Board of Directors of Sage Life Assurance of America, Inc. establishing The Sage Variable Life Account A.*

     1 A. (2)           Not applicable.

     1 A. (3)(a)        Form of Distribution Agreement with Sage Distributors,
                        Inc. and Form of Selling Agreement./2/

     1 A. (3)(b)        N/A

     1 A. (4)           None

     1 A. (5)(a)(i)     Form of Individual Contract. (Form MSPVL1-9906).*

     1 A. (5)(a)(ii)    Form of Individual Contract with Interest Account (Form
                        MSPVL1-9906 VT). *

     1 A. (5)(a)(iii)   Form of Individual Contract with Market Value Adjustment
                        with Floor (Form MSPVL1-9906 OR).*

     1 A. (5)(a)(iv)    Form of Individual Contract without Market Value
                        Adjustment (Form MSPVL1-9908 WA).*

     1 A. (5)(a)(v)     Form of Group Contract (Form MSPVL-MGC-9906).*

     1 A. (5)(a)(vi)    Form of Group Certificate (Form MSPVL-C-9906).*

     1 A. (5)(a)(vii)   Form of  Individual Certificate of Insurance Coverage
                        (Form MSPVL-CIC-9811).*

     1 A. (5)(a)(viii)  Form of Group Certificate of Insurance Coverage (Form
                        MSPVL-C-CIC-9811).*

     1 A. (5)(a)(ix)    Form of Individual Temporary Insurance Certificate (Form
                        TIA-MSPVL-9806).*

     1 A. (5)(a)(x)     Form of Group Temporary Insurance Certificate (Form TIA-
                        MSPVL-C-9806).*

     1 A. (5)(b)(i)     Form of Individual Accelerated Death Benefit Rider (Form
                        MSPVL-ACCDB-9801).*

     1 A. (5)(b)(ii)    Form of Group Accelerated Death Benefit Rider (Form
                        MSPVL-C-ACCDB-9801).*

     1 A. (5)(b)(iii)   Form of Individual Accidental Death Benefit Rider (Form
                        MSPVL-ADB-9801).*

     1 A. (5)(b)(iv)    Form of Group Accidental Death Benefit Rider (Form
                        MSPVL-C-ADB-9801).*

     1 A. (5)(b)(v)   Form of Individual Waiver of Surrender Charge Rider (Form
                      MSPVL-WSC-9801).*

     1A. (5)(b)(vi)   Form of Group Waiver of Surrender Charge Rider (Form
                      MSPVL-C-WSC-9801).*

     1 A. (6)(a)      Articles of Incorporation of the Company./1/

     1 A. (6)(b)      By-Laws of the Company./1/

     1 A. (7)         None.

     1 A. (8)(i)      Form of Participation Agreement with AIM Variable
                      Insurance Funds, Inc./2/

     1 A. (8)(ii)     Form of Participation Agreement with The Alger American
                      Fund./2/

     1 A. (8)(iii)    Form of Participation Agreement with Liberty Variable
                      Investment./3/

     1 A. (8)(iv)     Form of Participation Agreement with MFS(R) Variable
                      Insurance Trust./2/

     1 A. (8)(v)      Form of Participation Agreement with Morgan Stanley
                      Universal Funds, Inc./3/

     1 A. (8)(vi)     Form of Participation Agreement with Oppenheimer Variable
                      Account Funds./3/

     1 A. (8)(vii)    Form of Participation Agreement with Sage Life Investment
                      Trust./2/

     1 A. (8)(viii)   Form of Participation Agreement with SteinRoe Variable
                      Investment Trust./3/

     1 A. (8)(ix)     Form of Participation Agreement with T. Rowe Price Equity
                      Series, Inc./3/

     1 A.  (9)(i)     Service Agreement with Financial Administrative Services,
                      Inc./3/

     1 A.  (9)(ii)    Service Agreement with PMSI.*

     1 A. (10)(a)(i)  Form of Individual Contract Application - Part I. (Form
                      AP-MSPVL-9806)*

     1 A. (10)(a)(ii) Form of Individual Contract Application - Part II. (Form
                      AP II-MSPVL-9806)*

     1 A. (10)(b)(i)  Form of Group Certificate Application - Part I. (Form AP-
                      MSPVL-C-9806)*

     1 A. (10)(b)(ii)  Form of Group Certificate Application - Part II. (Form AP
                       II-MSPVL-C-9806)*

     2.                Opinion and Consent of James F. Bronsdon.*

     3. (i)            Consent of Sutherland Asbill & Brennan LLP.*
       (ii)            Consent of Ernst & Young LLP.*

     4.                Not applicable.

     5.                Not applicable.

     6.                Opinion and Consent of Ralph Gorter.*

     7. Consolidated memorandum describing certain procedures, filed pursuant to Rule 6e-2(b)(12)(ii) and Rule 6e-3(T)(b)(12)(iii).*

     8. (i)            Power of Attorney for Ronald S. Scowby./3/

       (ii)            Power of Attorney for H. Louis Shill./4/

       (iii)           Power of Attorney for Paul C. Meyer./5/

       (iv)            Power of Attorney for Richard D. Starr./5/

       (v)             Power of Attorney for Robin I. Marsden./6/

       (vi)            Power of Attorney for Mitchell R. Katcher./4/

____________________________________________________________________

*    Filed herewith.


/1/ This exhibit was previously filed in the Registration Statement on From N-4 dated December 24, 1997 (File No. 333-43329), and is incorporated herein by reference.

/2/ This exhibit was previously filed in Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-43329) dated December 31, 1998, and is incorporated herein by reference.

/3/ This exhibit was previously filed in Pre-Effective Amendment No. 2 to the Registration Statement on Form N-4 (File No. 333-43329) dated January 28, 1999, and is incorporated herein by reference.

/4/ This exhibit was previously filed in Pre-Effective Amendment No. 2 to the Registration Statement filed on Form N-4 (file No. 333-44751) dated February 10, 1999, and is incorporated herein by reference.



------------------
* filed herewith
herein by reference.

/5/ This exhibit was previously filed in the Registration Statement filed on Form S-6 (File No. 333-78581) dated May 17, 1999, and is incorporated herein by reference.

/6/ This exhibit was previously filed in Post-Effective Amendment No. 1 to the Registration Statement filed on Form N-4 (File No. 333-43329) dated February 26, 1999, and is incorporated herein by reference.

* Filed herewith.

SIGNATURES

     As required by the Securities Act of 1933, the registrant has caused Pre-Effective Amendment No. 1 to this registration statement to be signed on its behalf, in the City of Stamford, and the State of Connecticut, on this 8th day of September, 1999.



                                  The Sage Variable Life Account A (Registrant)

                                  By:  Sage Life Assurance of America, Inc.
Attest:

/s/William J. Evers               By: /s/  Robin I. Marsden
-------------------                   ---------------------
William J. Evers                  Robin I. Marsden
                                  Director, President, Chief Executive
                                  Officer, Sage Life Assurance of America, Inc.


                                  By:  Sage Life Assurance of America, Inc.
                                       (Depositor)

Attest:

/s/William J. Evers               By: /s/ Robin I. Marsden
-------------------                   --------------------
William J. Evers                  Robin I. Marsden
                                  Director, President, Chief Executive Officer

     As required by the Securities Act of 1933, Pre-Effective Amendment No. 1 to this registration statement has been signed by the following persons in the capacities and on the dates indicated.


     Signature                    Title                   Date
     ---------


     /s/ Ronald S. Scowby*       Chairman                 September  8, 1999
     ----------------------
     Ronald S. Scowby


     /s/ H. Louis Shill*         Director                 September  8, 1999
     -----------------------
     H. Louis Shill


      /s/ Paul C. Meyer*         Director                 September  8, 1999
     -----------------------
     Paul C. Meyer


     /s/ Richard D. Starr*       Director                 September  8, 1999
     -----------------------
     Richard D. Starr


     /s/ Mitchell R. Katcher*    Director,                September  8, 1999
     -------------------------   Senior Executive Vice
     Mitchell R. Katcher         President, Chief Financial
                                 Officer, Chief Actuary



*By: /s/  James F. Bronsdon
     ----------------------
     James F. Bronsdon


As Attorney-In-Fact pursuant to a
Power of Attorney as dated below.


          Director               Date
          --------               ----

          Ronald S. Scowby       January 26, 1999
          H. Louis Shill         February 8, 1999
          Paul C. Meyer          May 12, 1999
          Richard D. Starr       May 13, 1999
          Mitchell R. Katcher    January 26, 1999
          Robin I. Marsden       January 26, 1999

     EXHIBIT LIST

     1 A. (1) Resolution of the Board of Directors of Sage Life Assurance of America, Inc. establishing The Sage Variable Life Account A.

     1 A. (5)(a)(i)     Form of Individual Contract. (Form MSPVL1-9906).

     1 A. (5)(a)(ii)    Form of Individual Contract with Interest Account (Form
                        MSPVL1-9906 VT).

     1 A. (5)(a)(iii)   Form of Individual Contract with Market Value Adjustment
                        with Floor (Form MSPVL1-9906 OR).

     1 A. (5)(a)(iv)    Form of Individual Contract without Market Value
                        Adjustment (Form MSPVL1-9908 WA).

     1 A. (5)(a)(v)     Form of Group Contract (Form MSPVL-MGC-9906).

     1 A. (5)(a)(vi)    Form of Group Certificate (Form MSPVL-C-9906).

     1 A. (5)(a)(vii)   Form of  Individual Certificate of Insurance Coverage
                        (Form MSPVL-CIC-9811).

     1 A. (5)(a)(viii)  Form of Group Certificate of Insurance Coverage (Form
                        MSPVL-C-CIC-9811).

     1 A. (5)(a)(ix)    Form of Individual Temporary Insurance Certificate (Form
                        TIA-MSPVL-9806).

     1 A. (5)(a)(x)     Form of Group Temporary Insurance Certificate (Form TIA-
                        MSPVL-C-9806).

     1 A. (5)(b)(i)     Form of Individual Accelerated Death Benefit Rider (Form
                        MSPVL-ACCDB-9801).

     1 A. (5)(b)(ii)    Form of Group Accelerated Death Benefit Rider (Form
                        MSPVL-C-ACCDB-9801).

     1 A. (5)(b)(iii)   Form of Individual Accidental Death Benefit Rider (Form
                        MSPVL-ADB-9801).

     1 A. (5)(b)(iv)    Form of Group Accidental Death Benefit Rider (Form
                        MSPVL-C-ADB-9801).

     1 A. (5)(b)(v)   Form of Individual Waiver of Surrender Charge Rider (Form
                      MSPVL-WSC-9801).

     1A. (5)(b)(vi)   Form of Group Waiver of Surrender Charge Rider (Form
                      MSPVL-C-WSC-9801).

     1 A.  (9)(ii)    Service Agreement with PMSI.

     1 A. (10)(a)(i)  Form of Individual Contract Application - Part I. (Form
                      AP-MSPVL-9806)

     1 A. (10)(a)(ii) Form of Individual Contract Application - Part II. (Form
                      AP II-MSPVL-9806)

     1 A. (10)(b)(i)  Form of Group Certificate Application - Part I. (Form AP-
                      MSPVL-C-9806)

     1 A. (10)(b)(ii)  Form of Group Certificate Application - Part II. (Form AP
                       II-MSPVL-C-9806)

     2.                Opinion and Consent of James F. Bronsdon.

     3. (i)            Consent of Sutherland Asbill & Brennan LLP.
       (ii)            Consent of Ernst & Young LLP.

     6.                Opinion and Consent of Ralph Gorter.

     7. Consolidated memorandum describing certain procedures, filed pursuant to Rule 6e-2(b)(12)(ii) and Rule 6e-3(T)(b)(12)(iii).